COMMSCOPE®

2019
Proxy Statement



COMMSCOPE®

May 22, 2019

Dear Fellow CommScope Stockholders,

2018 was a challenging year for CommScope. We saw softer than expected revenues as large North American operators shifted capital allocation priorities, and higher material cost pressured our results. In the face of these headwinds, our team worked hard with an intense focus on execution, and we drove cash flow and continued to build for future growth.

Our announcement in November 2018 of our agreement to acquire ARRIS International plc (ARRIS) for approximately $7.4 billion is part of this growth plan. We are excited to report that we closed the transaction on April 4, 2019. CommScope and ARRIS bring together a unique set of complementary assets and capabilities that enable end-to-end wired and wireless communication infrastructure solutions. To help support the success of the acquisition of ARRIS, we are adopting a new approach to executive compensation in 2019. In addition, we continue to expect to rely on equity as an important piece of our broad-based incentive compensation strategy. You'll read more about our approach to long-term incentive compensation in connection with our request for approval of our 2019 Long Term Incentive Plan.

Lastly, we are passionate about the Environmental, Social and Governance issues and make it a priority to operate safely, efficiently, cleanly, creatively and responsibly, and by investing to fairly attract, motivate and retain the best talent. You will read more about our efforts in the Corporate Responsibility, Environmental and Sustainability Highlights section in our Proxy Summary.

We ask for your voting support as we build on these investments and achievements. We invite you to share your thoughts with us via the means described in this Proxy Statement or directly at our meeting. Thank you for investing in our 30,000 employees who, with me, work hard every day to earn and keep your trust.

Sincerely,

MS Edwards Jr

Marvin S. Edwards, Jr.

President and Chief Executive Officer

COMMSCOPE®

COMMSCOPE HOLDING COMPANY, INC.

1100 CommScope Place, SE
Hickory, North Carolina 28602

NOTICE OF 2019 ANNUAL MEETING OF STOCKHOLDERS

This proxy statement and accompanying proxy (Proxy Statement) are being furnished to the stockholders of CommScope Holding Company, Inc., a Delaware corporation (Company or CommScope), in connection with the solicitation of proxies by the Board of Directors of the Company (Board or Board of Directors) for use at the Annual Meeting of Stockholders, and at any adjournment or postponement thereof (Annual Meeting), for the purposes set forth in the accompanying Notice of 2019 Annual Meeting of Stockholders.

Time, Date and Location: 1:00 p.m., local time, on Friday, June 21, 2019, JPMorgan Chase, 383 Madison Avenue, New York, NY 10179

Who Can Vote: Only holders of our common stock, par value $0.01 per share (common stock), and shares of Series A Convertible Preferred Stock, liquidation preference $1,000 per share (Series A Convertible Preferred Stock) at the close of business on May 15, 2019 will be entitled to receive notice of, and to vote at, the Annual Meeting.

Proxy Voting: Your Vote is Important. Please vote your shares at your earliest convenience to ensure the presence of a quorum at the meeting and save the expenses and extra work of additional solicitation. If you wish to vote by mail, we have enclosed an envelope, postage prepaid if mailed in the United States. Submitting your proxy now will not prevent you from voting your shares at the meeting. You may revoke your proxy at any time before it is voted by delivering to the Company a subsequently executed proxy or a written notice of revocation or by voting in person at the Annual Meeting.

Items of Business: The holders of shares of common stock and shares of Series A Convertible Preferred Stock, voting together as a single class, will be asked to:
- To elect three Class III directors for terms ending at the 2022 Annual Meeting of Stockholders or until their successors are elected and qualify to serve;
- To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2019;
- To approve, on a non-binding advisory basis, the compensation of our named executive officers (NEOs), as described in this proxy statement;
- To approve our 2019 Long Term Incentive Plan; and
- To transact any other business that may properly come before the Annual Meeting.

Proxy Statement and Annual Report: This Proxy Statement was mailed to stockholders on or about May 23, 2019. Our 2018 Annual Report to Stockholders accompanies but is not part of these proxy materials.

BY ORDER OF THE BOARD OF DIRECTORS,
Sincerely,



Frank B. Wyatt, II
Secretary
May 22, 2019

TABLE OF CONTENTS

PROXY SUMMARY

We provide the below highlights of certain information in this Proxy Statement. As it is only a summary, please refer to the complete Proxy Statement and CommScope 2018 Annual Report before you vote.

The Annual Meeting

Date and Time: Friday, June 21, 2019

1:00 pm, local time

Place: JPMorgan Chase
383 Madison Avenue
New York, NY 10179

Record Date: May 15, 2019

Proposals Up for Vote

The following proposals will be voted on at the Annual Meeting of Stockholders.

		Board's Recommendation	Page Reference (for more detail)
Item 1.	To elect three Class III directors for terms ending at the 2022 Annual Meeting of Stockholders or until their successors are elected and qualify to serve	✓ FOR Each Nominee	14
Item 2.	To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2019	✓ FOR	39
Item 3.	To approve, on a non-binding advisory basis, the compensation of our named executive officers, as described in this proxy statement	✓ FOR	42
Item 4.	To approve our 2019 Long Term Incentive Plan	✓ FOR	75

How to Cast Your Vote

Your vote is important! Please cast your vote and play a part in the future of CommScope.
Stockholders of record, who hold shares registered in their names, can vote by:



Internet at
www.voteproxy.com



calling 1-800-PROXIES
toll-free from the
U.S. or Canada



mail
return the signed
proxy card

The deadline for voting online or by telephone is 11:59 p.m. EDT on June 20, 2019. If you vote by mail, your proxy card must be received before the annual meeting.

Beneficial owners, who own shares through a bank, brokerage firm or other financial institution, can vote by returning the voting instruction form, or by following the instructions for voting via telephone or the Internet, provided by their bank, broker or other organization. If you own shares in different accounts or in more than one name, you may receive different voting instructions for each type of ownership. Please vote all your shares.

If you are a **stockholder of record** or a beneficial owner who has a **legal proxy** to vote the shares, you may choose to vote in person at the annual meeting. **Even if you plan to attend our annual meeting in person, please cast your vote as soon as possible.**

See the "*Questions and Answers About the Annual Meeting and Voting*" section beginning on page 8 for more details.

Board Nominees (page 15)

CommScope's Board of Directors currently has eleven members, nine of whom are divided into three classes with staggered three-year terms and two of whom are designees of The Carlyle Group (Carlyle) under the terms of the Investment Agreement dated November 8, 2018 (Investment Agreement) and serve one-year terms. The following table provides summary information about each director including the nominees standing for re-election to the Board of Directors.

				Committees			
	Age	Tenure	Independent	Audit	Compensation	Nominating and Corporate Governance	Other Public Company Boards
Nominees				□			
Marvin S. Edwards	70	2011					0
Claudius E. Watts IV	57	2011	✓[L]		✓	✓	1
Timothy T. Yates	71	2013	✓	✓[C]			0
Continuing							
Frank M. Drendel, Chair	74	2011					0
Joanne M. Maguire	65	2016	✓			✓[C]	2
Thomas J. Manning	63	2014	✓	✓			0
Austin A. Adams	76	2014	✓	✓			0
Stephen C. Gray	60	2011	✓		✓[C]		0
L. William Krause	77	2011	✓		✓	✓	0
Carlyle Designees							
Daniel F. Akerson	70	n/a	✓			✓	1
Campbell R. Dyer	45	n/a	✓		✓		0

L Lead Independent Director
C Chairman

Corporate Responsibility, Environmental and Sustainability Highlights

At CommScope, we believe that Corporate Responsibility & Sustainability means making decisions that have a positive impact on our people, planet and bottom line. By utilizing innovative technology, intelligent engineering and energy-efficient designs, CommScope is building sustainable networks that make our customers more agile while also preserving the natural ecosystems from which we source our raw materials.

Our primary business is the manufacture of communications infrastructure, and we manufacture most of what we sell. Energy, resource efficiency and sustainable supply chain management are therefore three critical sustainability issues for our Company, so we are particularly proud of our achievements in these areas.

Highlights from 2018 include:



ENVIRONMENT

- Transitioned our environmental certification from the ISO14001:2004 standard to the ISO14001:2015 standard and expanded the certification scope – now covering 61% of manufacturing facilities and expanding to 86% of manufacturing facilities in early 2019.
- Achieved 5% reduction in Greenhouse Gas (GHG) emissions measured against 2016 baseline and on track to achieve our 2020 target.
- Achieved 13% reduction in water withdrawal in our manufacturing facilities compared to 2008.
- Diverted 86% of non-hazardous waste generated in our manufacturing facilities away from landfills.
- Maintained an award-winning ReelSmart ® recycling program, which helps our customers reduce their waste. Annually, we repair and reuse 75% of reels and flanges collected. The reused reels include: 48% composite reels, 37% steel reels and 15% wooden reels.
- Utilized Design for Environment (DfE) and life cycle thinking approach in product development process that prioritizes sustainability through all stages of the product life cycle, further reducing resource consumption.
- Continued on our journey towards supply chain transparency and Conflict Minerals reporting. Surveyed over 1,900 suppliers, verified responses and data from 95% of all suppliers in in scope, which is an increase of 19% from 2017.



SOCIAL

- Continued our focus on corporate priorities identified through our Employee Engagement Survey – enhancing career development and growth opportunities for employees, increasing speed of our business processes and decisions, and better serving our customers by increasing agility and reducing complexity.
- Conducted employee Pulse Surveys bi-annually, as a follow-up to the Employee Engagement Survey, to "take the pulse" of a large segment of employees to see how they feel about the Company, their work, our improvement progress and more.
- For human capital development, rolled out uLEAD, a multi-faceted, self-service learning program for employees interested in developing their business and leadership skills. Over 1,500 employees worldwide are currently participating.
- Expanded our wellbeing program and introduced Guidance Resources, the Company's first global wellness resource program available to all employees and their families worldwide.
- Partnered with United Way to support local charitable causes in the U.S. and supported charitable organizations worldwide.
- Initiated the transition of our safety certification from the OHSAS18001:2007 standard to the ISO45001:2018 standard and expanded scope to cover 86% of manufacturing facilities.
- Achieved a global injury rate of 0.38, 58% below the United States Occupational Safety & Health Administration (OSHA) industry rate of 0.9.



ETHICS & GOVERNANCE

- Expanded scope of the Executive Sustainability Council to provide strategic oversight and executive support for the broader Ethics, Responsibility, Sustainability, Compliance (ERSC) Program and its various elements.
- Continued focus on a robust ethics and compliance program, including an independent audit function and corporate ethics and compliance officer, a strong Code of Ethics and Business Conduct, policies on anti-corruption and anti-bribery, and well-publicized whistleblower and investigation program with a strict policy prohibiting retaliation.
- Introduced a new approach to Ethics and Compliance Training, using a consolidated training package targeting over 6,500 knowledge workers. 100% of the targeted group completed this training.
- Updated our Antitrust and Competition Law Compliance Policy, which provides valuable direction to all employees on how to best protect themselves and CommScope from civil and criminal liability.
- Achieved a Gold level Corporate Social Responsibility (CSR) rating from EcoVadis, a global leader in monitoring, benchmarking and enabling sustainability in global supply chains.
- Completed 19 CSR assessments in our manufacturing facilities, utilizing the Responsible Business Association tool (RBA ONLINE) Self-Assessment Questionnaire.
- Conducted 306 Sustainability Assessments in our Supply Chain. These include review of compliance and evaluation of established labor and ethics practices, environmental practices, health and safety practices and business continuity.

CommScope reviewed and aligned its Corporate Responsibility & Sustainability strategy and corporate priorities with the United Nations (UN) Sustainable Development Goals (SDGs). We identified the following SDGs where the Company has the biggest ability to contribute to the progress towards these goals.

- Goal #3 – Good Health and Wellbeing: Ensure healthy lives and promote well-being for all at all ages.
- Goal #8 – Decent Work and Economic Growth: Promote inclusive and sustainable economic growth, employment and decent work for all.
- Goal #12 – Responsible Consumption and Production: Ensure sustainable consumption and production patterns.
- Goal #13 – Climate Action: Take urgent action to combat climate change and its impacts.

For additional information, see our Corporate Responsibility & Sustainability pages on the CommScope website: *https://www.commscope.com/About-Us/Corporate-Responsibility-and-Sustainability/*.

Corporate Governance Highlights (page 14)

We are committed to strong corporate governance, which we believe is important to the success of our business. Our corporate governance practices are described in greater detail in the "*Corporate Governance Matters and Committees of the Board of Directors*" section. Highlights include:

- Strong, independent Board with a Lead Independent Director
- Risk oversight provided by both the appropriate committees and the full Board
- Regular Board and committee self-evaluations
- Majority voting in uncontested director elections

Financial Performance Highlights (page 44)



(1) See reconciliation of Non-GAAP financial measures included in Appendix A hereto.

Executive Compensation Highlights (page 44)

Our executive compensation approach is straightforward and supports our pay for performance philosophy:

- Significant portion of executive pay is at risk

- Blend of equity awards with multi-year vesting, including some that are performance based

- Regular stockholder engagement in connection with the annual say on pay vote

- A compensation approach that seeks to eliminate incentives for excessive risk taking

- Policy prohibiting hedging and pledging of Company shares

- "Clawback" policy to recover cash and equity award payments from executives in the event of a restatement of our financial statements

The principal objectives of our NEO pay include:

- Competitive pay - allows us to attract top talent and to retain those employees by providing substantial pay for performance opportunity

- Pay for performance – by rewarding outstanding results that will enhance near-term performance and drive long-term sustainable returns

- Alignment with stockholders – through performance goals and by setting meaningful equity ownership guidelines



CEO 2018 TARGET PAY MIX

25%   11%

14%   25%

25%

89%

NEO 2018 TARGET PAY MIX (ON AVERAGE, EXCLUDING CEO)

17%   30%

19%   17%

17%

70%

AT-RISK[1]

● Base Salary   ● RSU   ● Option   ● AIP Bonus   ● PSU

(1) Compensation that varies based on Company performance and/or changes in our stock price is considered at-risk.

Compensation Discussion and Analysis Highlights (page 51)

The following table summarizes the primary elements of our executive compensation program for 2018.

Compensation Element	Purpose	Link to Performance	2018 Results
Base Salary	Recognize performance of job responsibilities as well as attract and retain individuals with superior talent.	Determined based on job scope, experience and market competitiveness.	Our CEO's base salary increased by 3.3% in 2018. Base salaries for our other NEOs also increased an average of 3.6% in 2018. After consideration of the Company's performance in 2018, the Compensation Committee held the base salaries for our NEOs flat for 2019.
Annual Incentive Plan (AIP) Bonus Awards	Provide short-term incentives linked directly to achievement of financial objectives.	Value earned is based on the level of achievement against predetermined Adjusted Operating Income (AOI), Adjusted Free Cash Flow and Corporate Revenue goals.	We did not achieve target but did exceed threshold for the AOI metric and did not achieve threshold performance on the Adjusted Free Cash Flow and Corporate Revenue performance metrics for 2018, resulting in AIP payouts equal to 37.64% of AIP overall target opportunity.
Stock Options	Directly link senior management's and stockholders' interests by tying long-term incentive to stock price appreciation.	The realized value of stock options is based on stock price performance for up to 10 years.	2018 stock options generally vest in equal installments over three years, beginning on the first anniversary of the grant date.
Restricted Stock Units (RSUs)	Provide a strong retention element of compensation while providing alignment of executive and stockholders' interests.	The realized value of RSUs is based on stock price performance over the vesting period.	2018 RSUs generally vest in equal installments over three years, beginning on the first anniversary of the grant date.
Performance Share Units (PSUs)	Provide a strong retention element along with aligning compensation with our business strategy and the long-term creation of stockholder value.	The number of PSUs earned is based on the level of achievement of AOI goals for a one-year performance period and achievement of cumulative revenue goals for a three-year performance period. Value realized also varies based on stock price performance over the vesting period.	We did not meet target but did exceed threshold AOI goals for 2018. As a result, the PSU AOI performance factor for units granted in 2018 was 62.7%. The results for the PSUs based on cumulative revenue will not be assessed until the completion of 2020.



PROXY STATEMENT

Annual Meeting of Stockholders

June 21, 2019

This proxy statement and accompanying proxy (Proxy Statement) are being furnished to the stockholders of CommScope Holding Company, Inc., a Delaware corporation (Company or CommScope), in connection with the solicitation of proxies by the Board of Directors of the Company (Board or Board of Directors) for use at the Annual Meeting of Stockholders, and at any adjournment or postponement thereof (Annual Meeting), for the purposes set forth in the accompanying Notice of 2019 Annual Meeting of Stockholders. The Annual Meeting will be held on June 21, 2019 at 1:00 p.m., local time, at JPMorgan Chase, 383 Madison Avenue, New York, NY 10179.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive this Proxy Statement?

You are receiving this Proxy Statement because you owned shares of CommScope common stock or Series A Convertible Preferred Stock at the close of business on May 15, 2019 (Record Date), and that entitles you to vote at the Annual Meeting. By use of a proxy, you can vote whether or not you attend the Annual Meeting.

On or about May 23, 2019, we mailed this Proxy Statement to our stockholders who held shares as of the Record Date.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock and/or our Series A Convertible Preferred Stock outstanding at the close of business on the Record Date are entitled to vote their shares at the Annual Meeting. As of the Record Date, 193,622,692 shares of our common stock were issued and outstanding. Each share of our common stock is entitled to one vote on each matter properly brought before the Annual Meeting and on which holders of common stock are entitled to vote.

Each record holder of Series A Convertible Preferred Stock will have a number of votes equal to the largest number of whole shares of common stock into which such shares are convertible on the Record Date on each matter that is properly brought before the Annual Meeting and on which holders of Series A Convertible Preferred Stock are entitled to vote together with common stock as a single class. In addition, each record holder of Series A Convertible Preferred Stock will have one vote for each share of Series A Convertible Preferred Stock on each matter that is properly brought before the Annual Meeting and on which holders of Series A Convertible Preferred Stock are entitled to vote separately, as a class. As of the Record Date, there were 1,000,000 shares of Series A Convertible Preferred Stock outstanding, which, as of such date were convertible into 36,363,636 shares of common stock.

The presence at the Annual Meeting in person or by proxy of the holders of record of a majority in voting power of the shares entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business at the Annual Meeting.

What will I be voting on at the Annual Meeting and how does the Board recommend that I vote?

The holders of shares of common stock and shares of Series A Convertible Preferred Stock, voting together as a single class, are being asked to consider and vote on the following items:

- Proposal No. 1—Election of three Class III directors to serve until the 2022 Annual Meeting of Stockholders or until their successors are elected and qualify to serve;

- Proposal No. 2—Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2019;

- Proposal No. 3—Advisory vote to approve the compensation of our NEOs as set forth in this Proxy Statement;

- Proposal No. 4— Vote to approve our 2019 Long Term Incentive Plan.

The Board recommends that you vote:

- Proposal No. 1—**FOR** the election of each of the three nominees to the Board;

- Proposal No. 2—**FOR** ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2019;

- Proposal No. 3—**FOR** the advisory vote to approve the compensation of our NEOs as set forth in this Proxy Statement;

- Proposal No. 4— **FOR** the vote to approve our 2019 Long Term Incentive Plan.

Each of Alexander W. Pease and Frank B. Wyatt, II has been selected by our Board to serve as a proxy holder for the Annual Meeting. All shares of our common stock and Series A Convertible Preferred Stock represented by properly delivered proxies received in time for the Annual Meeting will be voted at the Annual Meeting by the proxy holders in the manner specified in the proxy by the stockholder. If you sign and return a proxy card without indicating how you want your shares to be voted, the persons named as proxies will vote your shares in accordance with the recommendations of the Board.

Why are the common stockholders being asked to vote on the election of only three Directors?

A total of three director nominees will be voted upon at the Annual Meeting. The holders of shares of common stock and shares of Series A Convertible Preferred Stock, voting together as a single class, are being asked to vote for the three Class III director nominees to hold office until the 2022 annual meeting of stockholders or until their respective successors are duly elected and qualified.

Are there any requirements on how the holders of the Series A Convertible Preferred Stock must vote?

Under the Investment Agreement, at the Annual meeting, Carlyle is required to vote its shares of Series A Convertible Preferred Stock in favor of each of the three director nominees who are also being voted on by holders of common stock, in favor of the Say On Pay proposal, and for ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2019, as described in these proxy materials. Carlyle is entitled to vote in its discretion on the other proposals described in this proxy statement.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the "stockholder of record." The Proxy Statement has been or will be sent directly to you.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares held in street name. The Proxy Statement has been or will be sent to you by your broker, bank or other holder of record who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote the shares in your account.

How do I vote?

Stockholder of Record. If you are a stockholder of record, you may vote by using any of the following methods:

- *Through the Internet.* You may vote by proxy through the Internet by following the instructions in this Proxy Statement or the instructions on the proxy card.

- *By Telephone.* You may vote by proxy by calling the toll-free telephone number shown on the proxy card and following the recorded instructions.

- *By Mail.* You may vote by proxy by completing, signing and dating the proxy card and sending it back to the Company in the envelope provided.

- *In Person at the Annual Meeting.* If you attend the Annual Meeting, you may vote your shares in person. We encourage you, however, to vote through the Internet, by telephone or by mailing us your proxy card even if you plan to attend the Annual Meeting so that your shares will be voted in the event you later decide not to attend the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of shares, you may vote by using any of the following methods:

- *Through the Internet.* You may vote by proxy through the Internet by following the instructions provided in this Proxy Statement and the voting instruction form provided by your broker, bank or other holder of record.

- *By Telephone.* You may vote by proxy by calling the toll-free number found on the voting instruction form and following the recorded instructions.

- *By Mail.* You may vote by proxy by completing, signing and dating the voting instruction form and sending it back to the record holder in the envelope provided.

- *In Person at the Annual Meeting.* If you are a beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain a legal proxy from your broker, bank or other holder of record and present it at the Annual Meeting. Please contact that organization for instructions regarding obtaining a legal proxy.

If you hold both common stock and Series A Convertible Preferred Stock, you will need to vote, or authorize a proxy to vote, each class of stock separately. Please be sure to vote or authorize a proxy to vote for each class of stock separately so that all of your votes can be counted. For more information, see "What if I hold both commons stock and Series A Convertible Preferred Stock" below.

What if I hold both common stock and Series A Convertible Preferred Stock?

Some of our stockholders may hold both common stock and Series A Convertible Preferred Stock. If you are a holder of both common stock and Series A Convertible Preferred Stock, you can expect to receive separate sets of printed proxy materials.

You will need to vote, or authorize a proxy to vote, each class of stock separately in accordance with the instructions set forth herein and on the applicable proxy cards or voting instruction forms. Voting, or authorizing a proxy to vote, only your common stock will not also cause your shares of Series A Convertible Preferred Stock to be voted, and vice versa.

If you hold both common stock and Series A Convertible Preferred Stock, please be sure to vote or authorize a proxy to vote for each class of stock separately so that all of your votes can be counted.

What does it mean if I receive more than one Proxy Statement, proxy card or voting instruction form?

If you received more than one Proxy Statement, proxy card or voting instruction form, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions included in each Proxy Statement, proxy card and voting instruction form to ensure that all your shares are voted.

May I change my vote after I have submitted a proxy?

If you are a stockholder of record, you have the power to revoke your proxy at any time by:

- delivering to our Corporate Secretary written revocation of your proxy;

- delivering a new proxy in writing, through the Internet, by telephone or by mail, dated after the date of the proxy being revoked; or

- attending the Annual Meeting and voting in person (attendance without casting a ballot will not, by itself, constitute revocation of a proxy).

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record. You may also revoke your previous voting instructions by voting in person at the Annual Meeting if you obtain a legal proxy from your broker, bank or other holder of record and present it at the Annual Meeting.

Who will serve as the proxy tabulator and inspector of election?

A representative from American Stock Transfer & Trust Company, LLC, will serve as the independent inspector of election and will tabulate votes cast by proxy or in person at the Annual Meeting. We will report the results in a Form 8-K filed with the Securities and Exchange Commission (Commission) within four business days of the Annual Meeting.

How will abstentions and "broker non-votes" be counted?

The shares of a stockholder whose ballot on any or all proposals is marked as "abstain" will be included in the number of shares present at the Annual Meeting to determine whether a quorum is present.
If you are a beneficial owner of shares and do not provide the record holder of your shares with specific voting instructions, your record holder may vote your shares on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2019 (Proposal No. 2). However, your record holder cannot vote your shares without specific instructions on the election of directors (Proposal No. 1), the advisory vote on the compensation of our NEOs (Proposal No. 3) or the vote to approve our 2019 Long Term Incentive Plan (Proposal No. 4). If your record holder does not receive instructions from you on how to vote your shares on Proposals 1, 3 or 4, your record holder will inform the inspector of election that it does not have the authority to vote on that proposal with respect to your shares. This is generally referred to as a "broker non-vote." Broker non-votes will be counted as present for purposes of determining whether a quorum is present, but they will not be counted in determining the outcome of the vote on proposals 1, 3 or 4.

What vote is required to approve each proposal?

The following table summarizes the votes required for passage of each proposal and the effect of abstentions and broker non-votes.

Proposal	Vote Required	Impact of Abstentions and Broker Non-Votes, if any
No. 1—Election of Class III directors	Each director will be elected by a majority of the votes cast by holders of our common stock and Series A Convertible Preferred Stock voting together as a single class with respect to that director, meaning the number of shares voted "for" a director must exceed the number of votes cast "against" that director.	Abstentions and broker non-votes will not affect the outcome of the vote.
No. 2—Ratification of appointment of independent registered public accounting firm	Approval by a majority of the voting power of the shares entitled to vote and represented in person or by proxy.	Abstentions will count as votes against the proposal.
No. 3—Advisory vote to approve compensation of our NEOs, as described in this proxy statement	Approval by a majority of the voting power of the shares entitled to vote and represented in person or by proxy.	Abstentions will count as votes against the proposal; broker non-votes will not affect the outcome of the vote.
No. 4— Vote to approve our 2019 Long Term Incentive Plan	Approval by a majority of the voting power of the shares entitled to vote and represented in person or by proxy.	Abstentions will count as votes against the proposal; broker non-votes will not affect the outcome of the vote.

Who is paying for the cost of this proxy solicitation?

Our Board is soliciting the proxy accompanying this Proxy Statement. We will pay all proxy solicitation costs. Proxies may be solicited by our officers, directors and employees, none of whom will receive any additional compensation for their services. These solicitations may be made personally or by mail, facsimile, telephone, messenger, email or the Internet. We will pay brokers, banks and certain other holders of record holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, for the expense of forwarding solicitation materials to the beneficial owners. The Company has retained Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut 06902, to assist in the solicitation of proxies from stockholders. Morrow Sodali LLC will receive a solicitation fee of approximately $10,000, plus reimbursement of certain out-of-pocket expenses.

What do I need to do to attend the meeting in person?

In order to be admitted to the Annual Meeting, you must present proof of ownership of CommScope stock as of the close of business on the Record Date. This can be:

- a brokerage statement or letter from a bank or broker that is a record holder indicating your ownership of CommScope stock as of the close of business on May 15, 2019;
- a printout of the proxy distribution email (if you received your materials electronically);
- a proxy card;
- a voting instruction form; or
- a legal proxy provided by your broker, bank or nominee.

Any holder of a proxy from a stockholder must present the proxy card, properly executed, and a copy of the proof of ownership. Stockholders and proxy holders must also present a form of photo identification such as a driver's license. We will be unable to admit anyone who does not present identification or refuses to comply with our security procedures.

Is there a list of stockholders entitled to vote at the Annual Meeting?

A list of stockholders entitled to vote at the Annual Meeting will be available at the meeting and for ten days prior to the meeting, between the hours of 8:00 a.m. and 4:00 p.m. Eastern Time, at our offices at 1100 CommScope Place, SE, Hickory, North Carolina 28602. If you would like to view the stockholder list, please contact our Corporate Secretary to schedule an appointment.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

To reduce costs and reduce the environmental impact of our Annual Meeting, we have adopted a procedure approved by the Commission called "householding." Under this procedure, stockholders of record who have the same address and last name will receive only a single copy of our Proxy Statement and 2018 Annual Report, unless we have received contrary instructions from such stockholder. Stockholders who participate in householding will continue to receive separate proxy cards.

We will promptly deliver, upon written or oral request, individual copies of the proxy materials to any stockholder that received a householded mailing. If you are a stockholder of record and would like an additional copy of the Proxy Statement or 2018 Annual Report, please contact our Corporate Secretary by mail at 1100 CommScope Place, SE, Hickory, North Carolina 28602 or by phone at (828) 324-2200. If you are a beneficial owner, you may contact the broker or bank where you hold the account.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our Proxy Statement and Annual Report, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact our Corporate Secretary by mail at 1100 CommScope Place, SE, Hickory, North Carolina 28602 or by phone at (828) 324-2200.

Could other matters be decided at the Annual Meeting?

As of the date of this Proxy Statement, our Board is not aware of any matters, other than those described in this Proxy Statement, which are to be voted on at the Annual Meeting. If any other matters are properly raised at the Annual Meeting, however, the persons named as proxy holders intend to vote the shares represented by your proxy in accordance with their judgment on such matters.

CORPORATE GOVERNANCE MATTERS AND COMMITTEES OF THE BOARD OF DIRECTORS

PROPOSAL No. 1:

ELECTION OF DIRECTORS

Our Company is governed by a board of directors. Pursuant to our certificate of incorporation, the precise number of directors shall be fixed, and may be altered from time to time, exclusively by a Board resolution adopted by the affirmative vote of a majority of the total number of directors then in office. The number of directors constituting our whole Board is currently fixed at eleven. Two directors are designated by Carlyle per the Investment Agreement and our remaining directors are divided into three classes with staggered three-year terms so that the term of one class expires at each annual meeting of stockholders. Three Class III director nominees will be proposed for election by the holders of common stock and Series A Convertible Preferred Stock, voting together as a single class at the Annual Meeting on June 21, 2019.

It is intended that the persons named in the accompanying proxy will vote to elect the nominees listed below unless authority to vote is withheld. The Class III elected directors will serve until the annual meeting of stockholders in 2022 or until an earlier resignation or retirement or until their successors are elected to qualify and serve.

All the Class III nominees, except the two nominees designated by Carlyle, are presently serving as directors of the Company. The nominees have agreed to be named in this proxy statement, stand for re-election or initial election and serve if elected. However, if for any reason any Class III nominee shall not be available for election as a director at the Annual Meeting, it is intended that shares represented by the accompanying proxy will be voted for the election of a substitute nominee designated by our Board, or the Board may determine to leave the vacancy temporarily unfilled or may, by resolution, reduce the size of the Board.

The professional experience and skills and qualifications highlighted in the nominee and continuing directors' biographies below summarize the experience, qualifications, areas of expertise or skills that the Board of Directors used to determine that the person should serve as a director.

Nominees for Election as Class III Directors to Be Elected by Holders of Common Stock and Series A Convertible Preferred Stock, Voting Together as a Single Class



Marvin (Eddie) S. Edwards, Jr.

Age: 70

Director Since: 2011

Committees:
- None

Professional Experience
- President and CEO of CommScope (2011–present)
- President and COO of CommScope (2010–2011)
- EVP of Business Development and General Manager, CommScope Wireless Network Solutions of CommScope (2007–2010)
- EVP of Business Development of CommScope (2005–2007)
- President and CEO of OFS Fitel, LLC and OFS BrightWave, LLC, a joint venture between CommScope and The Furukawa Electric Co.
- Various capacities with Alcatel including President of Alcatel North America Cable Systems and President of Radio Frequency Systems

Other Directorships
- OFS Fitel, LLC (Former director)
- OFS BrightWave, LLC (Former director)

Skills and Qualifications:
- Leadership / Management
- Industry Experience
- Directorship
- Strategic Planning
- Merger and Integration Experience
- Governance



Claudius (Bud) E. Watts IV

Age: 57

Director Since: 2011

Lead Independent Director Since: 2017

Committees:
- Compensation
- Nominating and Corporate Governance

Professional Experience
- Private investor and Senior Advisor to The Carlyle Group (2017-present)
- Partner with The Carlyle Group (2000–2017)
- Founded and led Carlyle's Technology Buyout business (2004–2014)
- Managing Director in the M&A group of First Union Securities, Inc. (1998-2000)
- Principal at Bowles Hollowell Conner & Co. (1994-1998)
- Fighter Pilot, United States Air Force (1984-1992)

Other Directorships
- Carolina Financial Corporation – Chairman (NASDAQ: CARO) (2015-present)
- Former director on boards of numerous other public and private companies, including service as Chairman and Lead Independent Director

Skills and Qualifications:
- Leadership / Management
- Finance / Accounting
- Governance
- Industry Experience
- Directorship
- Merger and Integration Experience



Timothy T. Yates

Age: 71

Director Since: 2013

Committees:
- Audit (Chair)

Professional Experience
- Various positions including EVP, CFO, and CEO at Monster Worldwide, Inc. (2007–2016)
- Led integration of Symbol into Motorola, Inc.'s Enterprise Mobility business (2007)
- Various positions including independent consultant and SVP, CFO at Symbol Technologies, Inc. (2005–2007)
- Co-Founder, Partner and CFO of Saguenay Capital, a boutique investment firm (2002–2005)
- Partner at Cove Harbor Partners, a private investment and consulting firm, which he founded (1996–2002)
- Various senior leadership roles at Bankers Trust New York Corporation, including serving as Chief Financial and Administrative Officer (1971–1995)

Other Directorships
- Monster Worldwide, Inc. (NASDAQ: MWW) (Former director)
- Symbol Technologies, Inc. (Former director)

Skills and Qualifications:
- Leadership / Management
- Finance / Accounting
- Strategic Planning
- Directorship
- Audit Committee Financial Expert

The Board of Directors of the Company recommends a vote "FOR" each of the foregoing nominees for election as Class III directors. Proxies will be voted "FOR" each nominee, unless otherwise specified in the proxy.

Directors Continuing in Office

Continuing Class I Directors with Terms Expiring at the 2020 Annual Meeting of Stockholders



Frank M. Drendel

Age: 74

Director Since: 2011

Chairman of the Board Since: 2011

Committees:
- None

Professional Experience
- Chairman of the Board and CEO of CommScope (1976–2011)
- Cable Television Hall of Fame Inductee (2002)

Other Directorships
- National Cable & Telecommunications Association (1982-present)
- Tyco International, Ltd. (NYSE: TYC) (acquired by Johnson Controls International) (Former director)
- General Instrument Corporation (Former director)
- Sprint Nextel Corporation (Former director)
- Nextel Communications (Former director)

Skills and Qualifications:
- Leadership / Management
- Industry Experience
- Directorship
- Extensive experience with our business
- Merger and Integration Experience



Joanne M. Maguire

Age: 65

Director Since: 2016

Committees:
- Nominating and Corporate Governance (Chair)

Professional Experience
- EVP of Lockheed Martin Space Systems Company (SSC), a provider of advanced-technology systems for national security, civil and commercial customers (2006–2013)
- Various other positions at Lockheed Martin (2003–2006)
- Progressively responsible positions at TRW's Space & Electronics sector (now part of Northrop Grumman) from engineering analyst to VP and Deputy to the sector's CEO, serving in leadership roles over programs as well as engineering, advanced technology, manufacturing and business development

Other Directorships
- Visteon Corporation (NASDAQ: VC) (2015-present)
- Tetra Tech, Inc. (NASDAQ: TTEK) (2016-present)
- Charles Stark Draper Laboratory (2013-present)
- Freescale Semiconductor, Ltd. (Former director)

Skills and Qualifications
- Leadership / Management
- Strategic Planning
- Industry Experience
- Governance
- Risk Management
- Directorship



Thomas J. Manning

Age: 63

Director Since: 2014

Committees:
- Audit

Professional Experience

- Lecturer in Law at the University of Chicago Law School teaching courses on corporate governance, private equity and U.S.-China relations, and innovative solutions (2012-present)
- Executive-in-Residence at the Booth School of Business (2018-present)
- 2019 Fellow in the Advanced Leadership Initiative at Harvard University
- CEO of Dun & Bradstreet (Aug 2018- Feb 2019)
- Chairman & Interim CEO of Dun & Bradstreet (Feb 2018-Aug 2018)
- CEO of Cerberus Asia Operations & Advisory Limited, a subsidiary of Cerberus Capital Management, a global private equity firm (2010–2012)
- CEO of Indachin Limited, an incubator which developed early-stage information-based companies in China and India (2005–2009)
- Senior partner with Bain & Company and head of Bain's information technology strategy practice in the Silicon Valley and Asia (2003–2005)
- Global Managing Director of the Strategy & Technology Business of Capgemini and CEO of Capgemini Asia Pacific and CEO of Ernst & Young Consulting Asia Pacific, led the development of consulting and IT service and outsourcing businesses across Asia (1996–2003)
- Various positions in McKinsey & Company, Buddy Systems, Inc., a telemedicine company he founded, and CSC Index in early career

Other Directorships

- Clear Media Limited (Chairman of the Remuneration Committee) (2016-present)
- Cresco Labs (Chairman) (2016-present)
- Dun & Bradstreet (NYSE: DNB) (Former Lead Director and Chair of the Nominating and Corporate Governance Committee)
- China Board of Directors Ltd. (Former Chairman)
- Bain & Company's China Board (Former director)
- iSoftStone Holdings Limited (Former director)
- GOME Electrical Appliances Company (Former director)
- AsiaInfo-Linkage, Inc. (Former director)
- Bank of Communications Co., Ltd. (Former director)

Skills and Qualifications:

- Leadership / Management
- Finance / Accounting
- Strategic Planning
- Information Technology
- Governance
- Regulatory Matters
- Directorship
- Audit Committee Financial Expert

Continuing Class II Directors with Terms Expiring at the 2021 Annual Meeting of Stockholders



Austin A. Adams

Age: 76

Director Since: 2014

Committees:
- Audit

Professional Experience
- EVP and Corporate CIO of JPMorgan Chase upon merger of JPMorgan Chase and Bank One Corporation (2004–2006)
- EVP and CIO of Bank One (2001–2004)
- EVP and CIO at First Union Corporation (now Wells Fargo & Co.) (1985– 2001)

Other Directorships
- KeyCorp (NYSE: KEY) (Former director)
- First Niagara Financial Group, Inc. (NASDAQ: FNFG) (now KeyCorp) (Former director)
- Spectra Energy, Inc. (NYSE: SE) (now Enbridge Inc.) (Former director)
- The Dun & Bradstreet Corporation (NYSE: DNB) (Former director)
- CommunityOne Bancorp (NASDAQ: COB) (Former director)

Skills and Qualifications:
- Leadership / Management
- Finance / Accounting
- Strategic Planning
- Merger and Integration Experience
- Information Technology
- Directorship
- Audit Committee Financial Expert



Stephen (Steve) C. Gray

Age: 60

Director Since: 2011

Committees:
- Compensation (Chair)

Professional Experience
- Founder and Chairman of Gray Venture Partners, LLC, a private investment Company (2009-present)
- President and CEO of Syniverse Holdings, Inc. (2014–2018)
- Senior Advisor to The Carlyle Group (2007–2015)
- President of McLeodUSA Incorporated (1992–2004)
- VP of Business Services at MCI Inc. (1990–1992)
- SVP of National Accounts and Carrier Services for TelecomUSA (1988–1990)
- Various sales management positions with WilTel Network Services and the Clayton W. Williams Companies, including ClayDesta Communications Inc. (1986-1988)

Other Directorships
- Syniverse Holdings, Inc. (2011-present)
- ImOn Communications, LLC (Current Vice Chairman, Former Chairman) (2007-present)
- SecurityCoverage, Inc. (Chairman) (2005-present)
- Involta, LLC (Chairman) (2010-present)
- HH Ventures, LLC (Chairman) (2009-present)
- Insight Communications, Inc. (Former director)

Skills and Qualifications:
- Leadership / Management
- Finance / Accounting
- Strategic Planning
- Industry Experience
- Merger and Integration Experience
- Directorship



L. William (Bill) Krause

Age: 77

Director Since: 2011

Committees:
- Compensation
- Nominating and Corporate Governance

Professional Experience
- President of LWK Ventures, a private advisory and investment (1991–present)
- Senior Advisor to The Carlyle Group (2010-present)
- Board Partner at Andreesen Horowitz (2014-present)
- CEO (1981-1990) and Chairman (1987-1993) of 3Com Corporation, a global data networking Company

Other Directorships
- Veritas Holding, Ltd. (2016-present)
- Coherent, Inc., (NASDAQ: COHR) (Former director)
- Brocade Communication Systems, Inc. (NASDAQ: BRCD) (now Broadcom Inc.) (Former director)
- Core-Mark Holding Company, Inc. (NASDAQ: CORE) (Former director)
- Sybase, Inc (Former director)
- 3Com Corporation (Former Chairman)

Skills and Qualifications:
- Leadership / Management
- Industry Experience
- Information Technology
- Strategic Planning
- Directorship
- Merger and Integration Experience

Directors Designated by Carlyle with Terms Expiring at the 2020 Annual Meeting of Stockholders



Daniel F. Akerson

Age: 70

Director Since: 2019

Committees:
- Nominating and Corporate Governance

Professional Experience
- Vice Chairman of The Carlyle Group (2014-2015)
- CEO of General Motors Company (2010-2014)
- Managing Director – Head of Global Buyout at The Carlyle Group LP (2009-2010)
- Managing Director – Co-Head of U.S. Buyout at The Carlyle Group LP (2003-2009)

Other Directorships
- Lockheed Martin Corporation (NYSE: LMT) (2014-present)
- General Motors Company (NYSE: GM) Chairman (2011-2014) and Director (2009-2014)
- United States Naval Academy Foundation Chairman (2015-present) and Director (2010-present)
- KLDiscovery (KLD) Chairman (2015-present)

Skills and Qualifications:
- Leadership / Management
- Finance / Accounting
- Strategic Planning
- Merger and Integration Experience
- Directorship
- Risk Management



Campbell (Cam) R. Dyer

Age: 45

Director Since: 2019

Former Director: 2011-2016

Committees:
- Compensation

Professional Experience
- Co-Head of Global TMT Sector at The Carlyle Group LP (2017-present)
- Partner at The Carlyle Group LP (2013-present)
- Various other positions including Managing Director and Principal at The Carlyle Group LP (2002–2013)
- Consultant with Bain & Company's private equity group (2001)
- Associate at William Blair Capital Partners, LLC (now Chicago Growth Partners) (1998-2000)
- Investment Banking Analyst in the M&A group of Bowles, Hollowell, Conner & Co. (1996-1998)

Other Directorships
- CommScope Inc. (NASDAQ: COMM) (2011-2016)
- SS&C Technology (NASDAQ: SSNC) (2008-2014)
- Workforce Logiq (2017-present)
- ION Investment (2016-present)
- ProKarma (2016-present)
- Veritas Technologies LLC (2016-present)
- Dealogic Limited (2014-present)

Skills and Qualifications:
- Leadership / Management
- Finance / Accounting
- Industry Experience
- Directorship
- Governance
- Merger and Integration Experience

POLICIES ON CORPORATE GOVERNANCE

Our Board believes that good corporate governance is important to ensure our business is managed for the long-term benefit of our stockholders. We have adopted a Code of Conduct that applies to all our directors, executive officers and senior financial and accounting officers, as well as a Code of Ethics and Business Conduct that applies to all of our employees. We have also adopted Corporate Governance Guidelines. Current versions of the Code of Conduct, the Code of Ethics and Business Conduct and the Corporate Governance Guidelines, are available on our website at www.commscope.com and will also be provided upon request to any person without charge. Requests should be made in writing to our Corporate Secretary at CommScope Holding Company, Inc., 1100 CommScope Place, SE, Hickory, NC 28602, or by phone at (828) 324-2200. In the event of any amendment or waiver of our Code of Conduct or Code of Ethics and Business Conduct applicable to our directors or executive officers, such amendment or waiver will be posted on our website.

BOARD LEADERSHIP STRUCTURE

The Company currently has separate individuals serving in the positions of Chairman of the Board and Chief Executive Officer. The Board of Directors does not have a set policy with respect to the separation of the offices of Chairman of the Board and Chief Executive Officer, as the Board believes it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board. The Board regularly evaluates whether the roles of Chairman of the Board and Chief Executive Officer should be separate and, if they are to be separate, whether the Chairman of the Board should be selected from the non-employee directors or be an employee of the Company. The Board believes these issues should be considered as part of the Board's broader oversight and succession planning process. The Board continues to believe that Mr. Drendel is appropriate to serve as non-executive Chairman as he is a founder of the Company and has significant experience in the Company's industry and in managing through challenging business environments.

Mr. Watts was appointed as Lead Independent Director in 2017. Among other things, our Lead Independent Director presides at all meetings of the independent directors and any Board meeting when the Chairman is not present, advises the Chairman as to the Board's agenda and information to be provided to the Board, and serves as the principal liaison and facilitator between the independent directors and the Chairman and Chief Executive Officer. In addition, our Lead Independent Director has the authority to convene special meetings of the independent directors, responds to stockholder questions directed to the independent directors and is available to major stockholders for consultation and direct communication.

THE BOARD'S ROLE IN MANAGEMENT'S SUCCESSION PLANNING

As reflected in our Corporate Governance Guidelines, the Board's primary responsibilities include planning for Chief Executive Officer succession and monitoring and advising on management's succession planning for other executive officers. The Board's goal is to have a long-term and continuing program for effective senior leadership development and succession. The Board is actively engaged in these endeavors and has a contingency plan in place for emergencies such as the departure, death or disability of the Chief Executive Officer or other executive officers.

The Chief Executive Officer and Chief Human Resources Officer report to the Board at least twice a year on succession planning and management development.

THE BOARD'S ROLE IN RISK OVERSIGHT

While risk management is primarily the responsibility of our management, the Board provides overall risk oversight focusing on the most significant risks facing the Company. The Board oversees the risk management processes that have been designed and are implemented by our executives to determine whether those processes are functioning as intended and are consistent with our business and strategy. The Board executes its oversight responsibility for risk management directly and through its committees. The Board's role in risk oversight has not affected its leadership structure.

The Audit Committee is specifically tasked with reviewing with management, the independent auditors and our legal counsel, as appropriate, our compliance with legal and regulatory requirements and any related compliance policies and programs. The Audit Committee is also tasked with reviewing our financial and risk management policies and oversight of our enterprise risk management program, which is our comprehensive assessment of key risks related to finance, operations and management information systems, including those related to cybersecurity. Members of our management who have responsibility for designing and implementing our risk management processes regularly meet with the Audit Committee. Additionally, the Nominating and Corporate Governance Committee is tasked with overseeing our environmental and corporate responsibility efforts and any related risks. The Board's other committees oversee risks associated with their respective areas of responsibility.

The full Board considers specific risk topics, including risk-related issues pertaining to laws and regulations enforced by the United States (U.S.) and foreign government regulators and risks associated with our business plan and capital structure. In addition, the Board receives reports from members of our management that include discussions of the risks and exposures involved with their respective areas of responsibility, and the Board is routinely informed of developments that could affect our risk profile or other aspects of our business.

DIRECTOR INDEPENDENCE

Nasdaq listing standards and our Corporate Governance Guidelines, which are available on our website as described above, require that the Board be comprised of a majority of directors who qualify as independent directors under applicable Nasdaq rules. The Board has determined that each of our non-employee directors, Austin A. Adams, Daniel F. Akerson, Campbell R. Dyer, Stephen C. Gray, L. William Krause, Joanne M. Maguire, Thomas J. Manning, Claudius E. Watts IV and Timothy T. Yates, is independent under applicable Nasdaq rules. The Board has determined that Marvin S. Edwards, Jr. and Frank M. Drendel are not independent.

NOMINATIONS FOR DIRECTORS

The Nominating and Corporate Governance Committee will consider director nominees recommended by stockholders. A stockholder who wishes to recommend a director candidate for consideration by the Nominating and Corporate Governance Committee should send such recommendation to our Corporate Secretary at CommScope Holding Company, Inc., 1100 CommScope Place, SE, Hickory, NC 28602, who will then forward it to the committee. Any such recommendation should include a description of the candidate's qualifications for board service, the candidate's written consent to be considered for nomination and to serve if nominated and elected, and addresses and telephone numbers for contacting the stockholder and the candidate for more information. A stockholder who wishes to nominate an individual as a candidate for election, rather than recommend the individual to the Nominating and Corporate Governance Committee as a nominee, must comply with the advance notice requirements set forth in our Bylaws. See "Stockholder Proposals for the Company's 2020 Annual Meeting" in this Proxy Statement for more information on these procedures.

The Nominating and Corporate Governance Committee will consider and evaluate persons recommended by stockholders in the same manner as it considers and evaluates other potential directors. With respect to the directors to be elected by the holders of shares of Series A Convertible Preferred Stock, such nominees are required to have been designated by Carlyle pursuant to the Investment Agreement.

DIRECTOR QUALIFICATIONS

The Nominating and Corporate Governance Committee is responsible for reviewing the qualifications of potential director candidates and recommending to the Board of Directors those candidates to be nominated for election. In reviewing such candidates, our Corporate Governance Guidelines, which are available on our website as described above, set forth criteria that the Nominating and Corporate Governance Committee must consider when evaluating a director candidate for membership on the Board of Directors. These criteria are as follows:

- **Integrity**: reputation for integrity, honesty and adherence to high ethical standards;

- **Sound business judgment**: demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to our current and long-term objectives and a willingness to contribute positively to the decision-making process;

- **Ability and willingness to commit sufficient time to the Board**: commitment to understand us and our industry and to regularly attend and participate in meetings of the Board of Directors and its committees; and

- **Ethics and independence**: ability to understand the sometimes-conflicting interests of our various constituencies, which include stockholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all stakeholders.

The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for any prospective nominee.

Our Corporate Governance Guidelines also require the Nominating and Corporate Governance Committee to consider the mix of backgrounds and qualifications of the directors in order to assure that the Board of Directors has the necessary experience, knowledge and abilities to perform its responsibilities effectively and to consider the value of diversity on the Board of Directors, including diversity of experience, gender, race, ethnicity and age. While diversity and variety of experiences and viewpoints represented on the Board should always be considered, a director nominee should not be chosen or excluded solely or largely because of race, religion, national origin, gender, sexual orientation or disability.

BOARD COMPOSITION

Our Board of Directors currently consists of eleven members. Frank M. Drendel has been our Chairman of the Board of Directors since 2011. Claudius E. Watts IV was appointed as Lead Independent Director in 2017.

As of April 4, 2019, per the Investment Agreement between Carlyle and CommScope and effective with the closing of the acquisition of ARRIS, Carlyle designated two directors to our Board and they will each serve a one-year term expiring in 2020 or until their successors are duly elected and qualified. These directors will be on the slate of nominees recommended by the Board for election in 2020 and expiring at the next annual meeting. These directors will be designated by Carlyle and voted on by the holders of Series A Convertible Preferred Stock as a single class in 2020 and at each annual meeting thereafter until certain beneficial ownership conditions are no longer met as detailed in the Investment Agreement.

The remainder of our Board is divided into three classes whose members serve three-year terms expiring in successive years. These directors hold office until their successors have been duly elected and qualified or until the earlier of their respective death, resignation or removal. At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting of stockholders following such election. The number of members on our Board of Directors may be modified from time to time exclusively by resolution of our Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the Board of Directors to satisfy their oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person's background and experience as reflected in the information discussed in each of the director's individual biographies set forth above. See "Proposal No. 1: Election of Directors." We believe that our directors provide an appropriate diversity of experience and skills relevant to the size and nature of our business.

BOARD AND COMMITTEE EVALUATIONS

Each year, our Board and committees conduct self-evaluations to assess the qualifications, attributes, skills and experience represented on the Board; to assess their effectiveness and adherence to our Corporate Governance Guidelines and committee charters; and to identify opportunities to improve Board and committee performance.

STOCKHOLDER COMMUNICATIONS WITH BOARD OF DIRECTORS

The Board of Directors provides a process for stockholders to send communications to the Board of Directors or any of the directors. Stockholders may send written communications to the Board of Directors, or any of the individual directors, c/o our Corporate Secretary at CommScope Holding Company, Inc., 1100 CommScope Place, SE, Hickory, North Carolina 28602. All communications will be compiled by the Corporate Secretary of the Company and submitted to the Board of Directors or the individual directors, as applicable, on a periodic basis.

BOARD MEETINGS, ATTENDANCE AND EXECUTIVE SESSIONS

The Board meets on a regularly scheduled basis during the year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between scheduled meetings. Members of senior management regularly attend meetings of the Board and its committees to report on and discuss their areas of responsibility. Directors are expected to attend Board meetings and meetings of committees on which they serve. In addition, all directors are invited, but not required, to attend our annual stockholder meeting. In 2018, all the directors attended our annual stockholder meeting either in person or via telephone. Directors are expected to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. In 2018, the Board held thirteen meetings and committees of the Board held a total of eleven meetings. All directors attended 90% or more of the meetings of the Board and committees on which they served.

In general, the Board reserves time following each regularly scheduled meeting to allow the independent directors to meet in executive sessions.

BOARD COMMITTEES

Our Board of Directors directs the management of our business and affairs as provided by Delaware law and conducts its business through meetings of the Board of Directors and three standing committees: Audit Committee; Compensation Committee; and Nominating and Corporate Governance Committee. In addition, from time to time, other committees may be established under the direction of the Board of Directors when necessary or advisable to address specific issues.

Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee operates under a charter that was approved by our Board of Directors. Each of these charters is available on our investor relations website at http://ir.commscope.com.

Committee	Primary Responsibilities
Audit[1] Members: Messrs. Yates (Chair), Adams and Manning Number of Meetings in 2018: 5	• Assists the Board of Directors in its oversight of (i) our accounting and financial reporting processes and other internal control processes, (ii) the audits and integrity of our financial statements, and (iii) our compliance with legal and regulatory requirements. • Approves the independent registered public accounting firm's appointment, compensation, retention and provides oversight of their work as well as annually assesses their qualifications and independence. • Considers and reviews the adequacy and effectiveness of our internal controls over financial reporting and any related significant findings of our independent auditor and internal audit. • Reviews our Code of Ethics and recommends changes as well as reviews and assesses any violations. • Reviews and approves any proposed related person transactions. • Reviews our financial and risk management policies, including approval of decisions to enter swaps or other derivatives. • Reviews our enterprise risk management program.
Compensation[2] Members: Messrs. Gray (Chair), Dyer, Krause and Watts Number of Meetings in 2018: 4	• Reviews and approves the compensation philosophy for our Chief Executive Officer. • Reviews and approves all forms of compensation and benefits provided to our other executive officers. • Reviews and oversees the administration of our equity incentive plans. • May engage independent compensation advisors to provide advice regarding our executive compensation program.
Nominating and Corporate Governance[3] Members: Ms. Maguire (Chair) and Messrs. Akerson, Krause and Watts Number of Meetings in 2018: 2	• Identifies, screens and recommends candidates to the Board of Directors for election to our Board of Directors. • Reviews the composition of the Board of Directors and its committees. • Reviews and determines appropriate Board leadership structure. • Develops and recommends appropriate Corporate Governance Guidelines. • Oversees overall compliance with and execution of the Company's Corporate Governance Guidelines.

(1) The Board of Directors has determined that each of member of the Audit Committee is an "audit committee financial expert" as such term is defined under the applicable regulations of the Commission and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of Nasdaq. The Board of Directors has also determined that each member of the Audit Committee is independent under Rule 10A-3 under the Exchange Act and the enhanced independence standards for audit committee members as defined in the rules of Nasdaq and the Commission. All members of the Audit Committee can read and understand fundamental financial statements, are familiar with finance and accounting practices and principles and are financially literate.

(2) The Compensation Committee's processes for fulfilling its responsibilities and duties with respect to executive compensation and the role of executive officers and management in the compensation process are each described under the heading "Determination of Compensation Awards" in this Proxy Statement. The Board of Directors has determined that each member of the Compensation Committee satisfies the enhanced independence standards for compensation committee members as defined in the rules of Nasdaq and the Commission.

(3) The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent as defined in the Nasdaq rules.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the year ended December 31, 2018, our Compensation Committee consisted of Messrs. Gray (Chair), Krause and Watts. None of the members of our Compensation Committee are or have been officers or employees of the Company. During the year ended December 31, 2018, none of our executive officers served as a member of the Board of Directors or Compensation Committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board of Directors or our Compensation Committee.

DIRECTOR COMPENSATION

Directors who are employees of the Company receive no additional compensation for their service on our Board of Directors or its committees. Non-employee directors are each paid a basic cash retainer per year for service on our Board of Directors, payable quarterly, plus an additional amount for serving as a chair or member of a committee. The Lead Independent Director receives an additional cash retainer annually. We also reimburse non-employee directors for reasonable out-of-pocket expenses in the performance of their duties as directors. Non-employee directors received equity-based awards, in the form of stock options (if granted prior to our IPO in 2013) or RSUs (if granted subsequent to our IPO) at the time of their election to our Board of Directors. In addition, our non-employee directors receive an annual grant of RSUs to be granted on the date of the annual stockholders' meeting. The RSUs vest on the first anniversary of the grant date. If a director joins the Board or changes roles between stockholders' meetings, the director fees and stock retainer are prorated. The Non-Employee Director Compensation Plan was changed on February 20, 2019. The basic cash retainer was increased to $90,000, with no changes to supplemental cash retainers, and the annual stock retainer was increased to $180,000 effective February 20, 2019. When approving changes to the level and composition of the Directors' compensation, the Compensation Committee considered market data from the compensation peer group and input from the independent consultant.

The following tables summarize our non-employee director compensation for 2018:

Annual Non-Employee Director Compensation		
Basic Cash Retainer	$	80,000
Supplemental Cash Retainers:		
Lead Independent Director	$	30,000
Audit Committee Chair[1]	$	30,000
Audit Committee Member	$	15,000
Compensation Committee Chair[1]	$	20,000
Compensation Committee Member	$	10,000
Nominating and Corporate Governance Committee Chair[1]	$	15,000
Nominating and Corporate Governance Committee Member	$	10,000
Annual Stock Retainer[2]	$	160,000

(1) Amount includes both the supplemental cash retainer for serving as the committee chair and the supplemental cash retainer for serving as a member of such Committee.

(2) The number of RSUs granted as the annual stock retainer is determined based upon closing price of the underlying shares of our common stock on the date of grant.

DIRECTOR COMPENSATION TABLE FOR 2018

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Austin A. Adams	95,000	159,993	254,993
Stephen C. Gray[1]	98,760	159,993	258,753
L. William Krause	100,000	159,993	259,993
Joanne M. Maguire	95,000	159,993	254,993
Thomas J. Manning	95,000	159,993	254,993
Claudius E. Watts IV[1]	131,240	159,993	291,233
Timothy T. Yates	110,000	159,993	269,993

(1) Effective February 14, 2018, Mr. Gray was appointed Chair and Mr. Watts remained a member of our Compensation Committee.
(2) We granted each non-employee director 5,712 RSUs in 2018 which vested May 4, 2019.

DIRECTOR OPTION EXERCISES AND STOCK VESTED FOR 2018

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Austin A. Adams	—	—	4,470	125,205
Stephen C. Gray	28,575	949,327	4,470	125,205
L. William Krause[1]	—	—	4,470	125,205
Joanne M. Maguire	—	—	4,470	125,205
Thomas J. Manning	—	—	4,470	125,205
Claudius E. Watts IV	—	—	5,623	169,976
Timothy T. Yates	—	—	4,470	125,205

(1) As of December 31, 2018, Mr. Krause held fully vested options to purchase 28,575 shares of our common stock at $5.74 per share.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Our Board has adopted a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and "related persons." For the purposes of the policy, "related persons" will include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock and their immediate family members.

The policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest. Pursuant to this policy, our management will present to our Audit Committee each proposed related person transaction, including all relevant facts and circumstances relating thereto. Our Audit Committee will then:

- review the relevant facts and circumstances of each related person transaction, including the financial terms of such transaction, the benefits to us, the availability of other sources for comparable products or services, if the transaction is on terms no less favorable to us than those that could be obtained in arm's-length dealings with an unrelated third party or employees generally and the extent of the related person's interest in the transaction; and

- consider the impact on the independence of any independent director and the actual or apparent conflicts of interest.

Any related person transaction may only be consummated if our Audit Committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions have been pre-approved by our Audit Committee under the policy. These pre-approved transactions include:

- certain employment and compensation arrangements;

- transactions where the related person's interest is only as an employee (other than an executive officer), director or owner of less than ten percent (10%) of the equity in another entity;

- transactions where the related person is an executive officer of another company and the aggregate amount involved does not exceed the greater of $200,000 or five percent (5%) of the total annual revenues of the other company;

- charitable contributions to an organization, foundation or university at which the related person's only relationship is as an employee, trustee or director, if the contribution is made pursuant to the Company's policies and approved by someone other than the related person;

- transactions where the interest of the related person arises solely from the ownership of a class of equity securities in our Company where all holders of such class of equity securities will receive the same benefit on a pro rata basis;

- transactions determined by competitive bids;

- certain regulated transactions involving the rendering of services at rates or charges fixed by law or governmental authority; and

- certain transactions involving banking-related services such as services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

No director may participate in the approval of a related person transaction for which he or she, or his or her immediate family members, is a related person.

INVESTMENT AGREEMENT

On April 4, 2019, the Company issued 1,000,000 shares of Series A Convertible Preferred Stock to Carlyle for an aggregate purchase price of $1.0 billion, or $1,000 per share, pursuant to the Investment Agreement between the Company and Carlyle, dated November 8, 2018.

The Series A Convertible Preferred Stock ranks senior to the shares of the Company's common stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Holders of Series A Convertible Preferred Stock are entitled to a cumulative dividend at the rate of 5.5% per annum, payable quarterly in arrears. Dividends can be paid in cash, in kind with Series A Convertible Preferred Stock or any combination of the two options at the Company's sole discretion.

The Series A Convertible Preferred Stock is convertible at the option of the holders at any time into shares of CommScope common stock at a conversion rate of 36.36 shares of common stock per share of Series A Convertible Preferred Stock (equivalent to $27.50 per common share). The conversion rate is subject to customary anti-dilution and other adjustments. At any time after the third anniversary of the issuance of the Series A Convertible Preferred Stock, if the volume weighted average price of CommScope's common stock exceeds the mandatory conversion price of $49.50 for at least thirty trading days in any period of forty-five consecutive trading days (including the final five consecutive trading days of such forty-five day trading period), the Company has the option to convert all of the outstanding shares of Series A Convertible Preferred Stock into CommScope common stock. During the three months following the eight and one-half year anniversary of the Investment Agreement closing date and the three months following each anniversary thereafter, holders of the Series A Convertible Preferred Stock will have the right to require CommScope to redeem all or any portion of the Series A Convertible Preferred Stock at 100% liquidation preference plus all accrued and unpaid dividends. The redemption price is payable, at the Company's option, in cash or a combination of cash and common stock subject to certain restrictions. Upon the occurrence of a change of control, the Company will have the right, subject to the rights of the holders of outstanding shares of Series A Convertible Preferred Stock to convert prior to such redemption, to redeem all of the Series A Convertible Preferred Stock for the greater of (i) an amount in cash equal to the sum of the liquidation preference of the Series A Convertible Preferred Stock, all accrued but unpaid dividends and, if the applicable redemption date is prior to the fifth anniversary of the first dividend payment date, the present value, discounted at a rate of 10%, of any remaining scheduled dividends through the five year anniversary of the first dividend payment date, assuming CommScope chose to pay such dividends in cash and (ii) the consideration the holders would have received if they had converted their shares of Series A Convertible Preferred Stock into common stock immediately prior to the change of control event.

Holders of Series A Convertible Preferred Stock are entitled to vote with the holders of common stock on an as-converted basis, voting together as a single class. Holders of Series A Convertible Preferred Stock are entitled to a separate class vote with respect to amendments to the Company's organizational documents that have an adverse effect on the Series A Convertible Preferred Stock and the creation or classification of, or issuances by, the Company of securities that are senior to, or equal in priority with, the Series A Convertible Preferred Stock. So long as Carlyle or its affiliates beneficially own shares of Series A Convertible Preferred Stock and/or shares of common stock issued upon conversion of Series A Convertible Preferred Stock (Conversion Common Stock) that represent, in the aggregate and on an as-converted basis, at least 50% of Carlyle's initial shares of Series A Convertible Preferred Stock on an as-converted basis, Carlyle has the right to designate two directors to be nominated by the Board for election to the Board. Until Carlyle no longer has the right to designate directors for election to the Board, it and its affiliates have committed to vote all of their shares of Series A Convertible Preferred Stock and/or common stock (i) in favor of director nominees recommended by the Board, (ii) against stockholder director nominees not approved and recommended by the Board, (iii) in favor of the Company's say on pay proposal and other equity compensation proposals that have been approved by the compensation committee and (iv) in favor of the Company's proposal for ratification of the appointment of the Company's independent registered public accounting firm. With regard to all other matters submitted to the vote of stockholders, Carlyle and its affiliates are under no obligation to vote in the same manner as recommended by the Board or otherwise.

INDEMNIFICATION AGREEMENTS

We have entered into indemnification agreements with each of our directors and certain of our officers. These indemnification agreements provide the directors and officers with contractual rights to indemnification and expense advancement which are, in some cases, broader than the specific indemnification provisions under Delaware law. We believe that these indemnification agreements are, in form and substance, substantially similar to those commonly entered into by similarly situated companies. A form of indemnification agreement is filed as an exhibit to our Annual Report on Form 10-K.

EXECUTIVE OFFICERS

The following table provides information regarding our executive officers:

Name	Age	Position
Marvin (Eddie) S. Edwards, Jr.	70	President, Chief Executive Officer and Director
Bruce W. McClelland	52	Executive Vice President and Chief Operating Officer
Alexander W. Pease	48	Executive Vice President and Chief Financial Officer
Morgan C.S. Kurk	50	Executive Vice President and Chief Technology Officer
Frank (Burk) B. Wyatt, II	56	Senior Vice President, Chief Legal Officer and Secretary
Brooke B. Clark	44	Senior Vice President and Chief Accounting Officer
Robyn T. Mingle	54	Senior Vice President and Chief Human Resources Officer

Marvin (Eddie) S. Edwards, Jr.

Mr. Edwards has been our President and Chief Executive Officer and a member of our Board of Directors since 2011. From 2010 to 2011, Mr. Edwards was our President and Chief Operating Officer. Prior to that, Mr. Edwards served as our Executive Vice President of Business Development and General Manager, Wireless Network Solutions from 2007 to 2010. From 2005 to 2007, he served as our Executive Vice President of Business Development. Mr. Edwards also served as President and Chief Executive Officer of OFS Fitel, LLC and OFS BrightWave, LLC, a joint venture between our Company and The Furukawa Electric Co. Mr. Edwards has also served in various capacities with Alcatel, including President of Alcatel North America Cable Systems and President of Radio Frequency Systems.

Bruce W. McClelland

Mr. McClelland became our Executive Vice President and Chief Operating Officer upon close of the ARRIS acquisition. Mr. McClelland was the Chief Executive Officer of ARRIS and a member of the ARRIS board of directors prior to the acquisition from 2016 to 2019. Mr. McClelland joined ARRIS in 1999, and his prior roles at ARRIS also included President of ARRIS' Network & Cloud and Global Services business, ARRIS' Group President for Products and Services, Vice President and General Manager for ARRIS' Customer Premises Equipment Unit, and Vice President of Engineering. Prior to joining ARRIS, Mr. McClelland was responsible for the development of Nortel's Signaling System #7 and Signal Transfer Point product lines as well as several development roles within Nortel's Class 4/5 DMS switching product line. Mr. McClelland received a Bachelor of Electrical Engineering from the University of Saskatchewan.

Alexander W. Pease

Mr. Pease has been our Executive Vice President and Chief Financial Officer since 2018. From 2016 to 2018, Mr. Pease served as Executive Vice President and Chief Financial Officer of Snyder's-Lance, Inc. Mr. Pease served as a principal at McKinsey & Company as a leader in their global corporate finance and business functions practice from 2015 to 2016. From 2011 to 2015, he was Senior Vice President and Chief Financial Officer at EnPro Industries, Inc., overseeing six operating divisions in addition to finance, accounting, strategy and development, global supply chain and information technology. Before joining EnPro, Mr. Pease worked at McKinsey & Company and served in the US Navy as a SEAL Platoon commander.

Morgan C.S. Kurk

Mr. Kurk became our Executive Vice President and Chief Technology Officer upon close of the ARRIS acquisition, a position he previously held from 2016 to 2017. Mr. Kurk most recently served as our Executive Vice President and Chief Operating Officer in 2018 and 2019. Prior to 2016, he served as Senior Vice President of the Wireless segment, with responsibility for indoor, outdoor, and backhaul businesses from 2012 to 2015. Mr. Kurk joined CommScope in 2009 as Senior Vice President of the Enterprise business unit. From 1997 to 2009, Mr. Kurk held a variety of positions at Andrew Corporation and one of its successors, including Director of Business Development, Vice President of R&D, PLM, and Strategy and Vice President and General Manager of the Wireless Innovations Group. Prior to joining Andrew, Mr. Kurk worked for Motorola, where he was a hardware development engineer for cellular base stations and a product manager for a CDMA base station product line.

Frank (Burk) B. Wyatt, II

Mr. Wyatt has been Senior Vice President, Chief Legal Officer and Secretary of CommScope since 2000. Prior to joining our Company as General Counsel and Secretary in 1996, Mr. Wyatt was an attorney in private practice with Bell, Seltzer, Park & Gibson, P.A. (now Alston & Bird LLP).

Brooke B. Clark

Ms. Clark has been our Senior Vice President, Chief Accounting Officer since September 2018. Ms. Clark previously served as Vice President, Corporate Accounting since 2013. She served in various positions within our finance organization since joining CommScope in 2004. Prior to joining CommScope, Ms. Clark was employed by Deloitte & Touche, LLP. Ms. Clark is a Certified Public Accountant in North Carolina.

Robyn T. Mingle

Ms. Mingle became our Senior Vice President, Chief Human Resources Officer, in 2016. Prior to joining CommScope, she was the Chief Human Resource Officer at Xylem Inc. from 2011 to 2015, where she was a founding executive team member for the global water Company spin-off from ITT Corp. From 2003 to 2011, Ms. Mingle was the Senior Vice President, Human Resources at Hovnanian Enterprises, Inc., one of the nation's largest homebuilders. She spent the first 14 years of her career with The Black & Decker Corporation in various human resource roles.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following tables set forth information with respect to the beneficial ownership of our common stock and Series A Convertible Preferred Stock as of May 15, 2019 by:

- each of our NEOs;
- each of our directors;
- all our directors and executive officers as a group; and
- each individual or entity known to own beneficially more than 5% of the capital stock.

We had 193,622,692 shares of common stock and 1,000,000 shares of Series A Convertible Preferred Stock outstanding as of May 15, 2019. None of the executive officer or directors named in the table below owned, beneficially or of record, any shares of the Company's Series A Convertible Preferred Stock. The amounts and percentages of shares beneficially owned are reported based on Commission regulations governing the determination of beneficial ownership of securities. Under the Commission rules, an individual or entity is deemed to be a "beneficial" owner of a security if that individual or entity has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. An individual or entity is also deemed to be a beneficial owner of any securities of which that individual or entity has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are not deemed to be outstanding for purposes of computing the ownership percentage of any other individual or entity. Under these rules, more than one individual or entity may be deemed to be a beneficial owner of securities as to which such individual or entity has no economic interest. Except as otherwise indicated in the footnotes to the table below, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the shares of capital stock and the business address of each such beneficial owner, unless otherwise noted, is c/o CommScope Holding Company, Inc., 1100 CommScope Place, SE, Hickory, NC 28602.

Name of Beneficial Owner	Common Stock		Options to Purchase Common Stock (1)	Total Shares of Common Stock Beneficially Owned	Percentage of Class
Executive Officers and Directors:					
Marvin S. Edwards, Jr. President, Chief Executive Officer and Director	258,857		1,774,527	2,033,384	1.04%
Bruce W. McClelland Executive Vice President and Chief Operating Officer	4,000		—	4,000	*
Alexander W. Pease Executive Vice President and Chief Financial Officer	53,659	(2)	10,972	64,631	*
Mark A. Olson Former Executive Vice President and Chief Financial Officer	39,253		71,495	110,748	*
Morgan C.S. Kurk Executive Vice President and Chief Technology Officer	35,823		49,032	84,855	*
Peter U. Karlsson Senior Vice President, Business Transformation	28,299		66,765	95,064	*
Frank B. Wyatt, II Senior Vice President, Chief Legal Officer and Secretary	72,030		57,443	129,473	*
Frank M. Drendel Chairman of the Board	2,525,444	(3)	1,052,622	3,578,066	1.84%

Name of Beneficial Owner	Common Stock	Options to Purchase Common Stock (1)	Total Shares of Common Stock Beneficially Owned	Percentage of Class
Austin A. Adams Director	27,858	—	27,858	*
Daniel F. Akerson Director	613	—	613	*
Campbell R. Dyer Director	—	—	—	*
Stephen C. Gray Director	19,776	—	19,776	*
L. William Krause Director	48,351	—	48,351	*
Joanne M. Maguire Director	16,521	—	16,521	*
Thomas J. Manning Director	20,018	—	20,018	*
Claudius E. Watts IV Director	66,335	—	66,335	*
Timothy T. Yates Director	44,779	—	44,779	*
Directors and executive officers as a group (19 persons)	3,289,244	3,110,446	6,399,690	3.25%

* Denotes less than 1%

(1) Includes options to purchase shares of common stock that are currently exercisable or will become exercisable within 60 days of May 15, 2019.

(2) Includes 75 shares held in a custodial account for Mr. Pease's daughter.

(3) Includes 85,050 shares held in three separate guarantor retained annuity trusts established by Mr. Drendel and 133,330 shares held by the trusts of the deceased spouse of Mr. Drendel.

Name and Address of Beneficial Owner	Common Stock		Series A Convertible Preferred Stock	
	Total Number of Shares	Percentage of Class	Total Number of Shares	Percentage of Class
Large Stockholders:				
The Carlyle Group L.P.(1) 1001 Pennsylvania Avenue, NW Washington, DC 20004			1,000,000	100.00%
The Vanguard Group(2) 100 Vanguard Blvd. Malvern, PA 19355	17,497,023	9.04%		
Franklin Resources, Inc.(3) One Franklin Parkway San Mateo, CA 94403	14,767,744	7.63%		
Wellington Management Company LLP(4) 280 Congress Street Boston, MA 02210	11,359,471	5.87%		
FPR Partners, LLC(5) 199 Fremont Street, Suite 2500 San Francisco, CA 94105	11,177,830	5.77%		
BlackRock, Inc.(6) 55 East 52nd Street New York, NY 10055	10,791,649	5.58%		
Maverick Capital, Ltd. (7) 1900 N. Pearl Street, 20th Floor Dallas, TX 75201	9,752,234	5.04%		
JPMorgan Chase & Co.(8) 270 Park Avenue New York, NY 10017	9,678,765	5.00%		

(1)   According to Schedule 13D filed on April 4, 2019 by Carlyle Group Management LLC., The Carlyle Group LP, Carlyle Holdings I GP Inc., Carlyle Holdings I GP Sub LLC., Carlyle Holdings I LP, TC Group, LLC., TC Group Sub LP, TC Group VII S1, LLC., TC Group VII S1, LP, and Carlyle Partners VII S1 Holdings, LP ("Carlyle Partners VII"). As of May 15, 2019, the shares of Series A Convertible Preferred Stock held by Carlyle Partners VII were convertible into 36,363,636 shares of common stock.

(2)   According to a Schedule 13G filed by The Vanguard Group on February 11, 2019, reporting beneficial ownership of our common stock as of December 31, 2018. The shares listed in the table are beneficially owned by the following subsidiaries of The Vanguard Group: Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. The Vanguard Group has sole voting power with respect to 128,099 of the shares, shared voting power with respect to 67,230 of the shares, sole dispositive power with respect to 17,305,070 of the shares, and shared dispositive power over 191,953 of the shares.

(3)   According to a Schedule 13G filed jointly by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., and Templeton Global Advisors Limited on January 25, 2019, reporting beneficial ownership of our common stock as of December 31, 2018. According to the Schedule 13G, Franklin Resources, Inc. is a parent holding company or control person, and the shares listed in the table are beneficially owned by the following subsidiaries of Franklin Resources, Inc.: Fiduciary Trust Company International, Templeton Asset Management Ltd., Franklin Templeton Investments Corp., Franklin Templeton Investment Management Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investments Australia Limited, Franklin Templeton Investments (Asia) Ltd., and Templeton Asset Management Ltd. According to the Schedule 13G, Charles B. Johnson and Rupert H. Johnson, Jr. are the Principal Stockholders of Franklin Resources, Inc. The address for Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. is listed in the table. The address for Templeton Global Advisors Limited is Templeton Building, Lyford Cay, Nassau, Bahamas.

(4)   According to a Schedule 13G on February 12, 2019 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, and Wellington Management Company LLP, reporting beneficial ownership of our common stock as of December 31, 2018. According to the Schedule 13G, Wellington Management Group LLP is a parent holding company or control person with shared power to vote or to direct the vote of 9,720,869 of the shares listed in the table and shared power to dispose or direct the disposition of 11,359,471 of the shares. The shares listed in the table are beneficially owned by the following subsidiaries of Wellington Management Group LLP: Wellington Management Company LLP – IA; Wellington Management Canada LLC – IA; Wellington Management Singapore Pte Ltd – IA; Wellington Management Hong Kong Ltd – IA; Wellington Management International Ltd – IA; Wellington Management Japan Pte Ltd – IA; and Wellington Management Australia Pty Ltd – IA.

(5) According to a Schedule 13G/A filed jointly by FPR Partners, LLC, Andrew Raab and Bob Peck on February 14, 2019, reporting beneficial ownership of our common stock as of December 31, 2018. According to the Schedule 13G/A, FPR Partners, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of 11,177,830 shares of our common stock through the investment discretion it exercises over its clients' accounts. Andrew Raab and Bob Peck are the Senior Managing Members of FPR Partners, LLC. FPR Partners, LLC has the sole voting and dispositive power, and Andrew Raab and Bob Peck each have shared voting and dispositive power, over the 11,177,830 shares reported on the Schedule 13G/A.

(6) According to a Schedule 13G filed on February 8, 2019 by BlackRock, Inc., reporting beneficial ownership of our common stock as of December 31, 2018. According to the Schedule 13G, BlackRock, Inc. is a parent holding company or control person with the sole power to vote or to direct the vote of 9,596,411 of the shares listed in the table and sole power to dispose or direct the disposition of 10,791,649 of the shares. The shares listed in the table are beneficially owned by the following subsidiaries of BlackRock, Inc.: BlackRock Life Limited, BlackRock International Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock (Singapore) Limited, BlackRock Fund Managers Ltd.

(7) According to a Schedule 13G filed on February 14, 2019 by Maverick Capital, Ltd., Maverick Capital Management, LLC, Lee S. Ainslie III, and Andrew H. Warford, reporting beneficial ownership of our common stock as of December 31, 2018. The address of the principal business office of (i) Maverick Capital, Ltd. and Maverick Capital Management, LLC is 1900 N. Pearl Street, 20th Floor, Dallas, Texas 75201, and (ii) Mr. Ainslie and Mr. Warford is 767 Fifth Avenue, 11th Floor, New York, New York 10153. According to the Schedule 13G, Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of 9,752,234 shares of our common stock through the investment discretion it exercises over its clients' accounts. Maverick Capital Management, LLC is the General Partner of Maverick Capital, Ltd. Mr. Ainslie is the manager of Maverick Capital Management, LLC. Mr. Warford serves as the Chairman of the Stock Committee of Maverick Capital, Ltd.

(8) According to a Schedule 13G/A filed by JPMorgan Chase & Co. on January 18, 2019, reporting beneficial ownership of our common stock as of December 31, 2018. According to the Schedule 13G, JPMorgan Chase & Co. is a parent holding company or control person with the sole power to vote 9,537,088 of the shares and shared power to vote 2,099 of the shares, sole power to direct the disposition of 9,673,116 of the shares and shared power to direct the disposition of 3,538 of the shares. The shares listed in the table are beneficially owned by the following subsidiaries of JPMorgan Chase & Co.: J.P. Morgan Trust Company of Delaware; J.P. Morgan Investment Management Inc.; JPMorgan Chase Bank, National Association; JPMorgan Asset Management (UK) Limited; and J.P. Morgan Private Investments Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Exchange Act requires our directors, executive officers and beneficial owners of more than 10% of our capital stock to file reports of ownership and changes of ownership with the Commission and Nasdaq. Based on our records and other information, we believe that during the year ended December 31, 2018 all applicable Section 16(a) filing requirements were met in a timely fashion.

AUDIT MATTERS

PROPOSAL No. 2:

RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed the firm of Ernst & Young LLP (EY), an independent registered public accounting firm, as our independent auditors for the 2019 fiscal year. EY has been retained as our independent auditor since 2008. The Audit Committee has reviewed the qualifications and independence of EY, the lead audit partner and the audit team and determined that it is in the best interests of the Company and its investors to continue to retain EY as the Company's independent registered public accounting firm. The Board of Directors is asking the stockholders to ratify and approve this action.

Representatives of EY are expected to be present at the Annual Meeting and will be afforded the opportunity to make a statement and will be available to respond to appropriate questions that may come before the Annual Meeting.

Although such ratification is not required by law, the Board of Directors believes that stockholders should be given the opportunity to express their views on the subject. While not binding on the Audit Committee, the failure of the stockholders to ratify the appointment of EY as the Company's independent registered public accounting firm would be considered by the Audit Committee in determining whether to retain the services of EY.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table shows the aggregate fees for professional services provided by EY and its affiliates for the audits of the Company's consolidated financial statements for the years ended December 31, 2018 and 2017, and other services rendered during the years ended December 31, 2018 and 2017:

	2018	2017
	(in thousands)	
Audit Fees	$7,565	$8,416
Audit-Related Fees	71	182
Tax Fees	492	692
All Other Fees	—	—
TOTAL	$8,128	$9,290

Audit Fees

Audit fees consist of the fees and expenses for professional services rendered for the audit of the Company's annual consolidated financial statements, internal control audits, reviews of quarterly financial statements, statutory audits and related services. Audit fees also include fees and expenses for services associated with securities and debt offerings and filing registration statements with the Commission.

Audit-Related Fees

Audit-related fees consist of the fees and expenses for attest and related services that are not required under securities laws, audits of certain benefit plans and reviews of financial statements and other due diligence services pertaining to potential business acquisitions and dispositions, including accounting and financial reporting matters.

Tax Fees

Tax fees consist of the fees and expenses for tax compliance, primarily the preparation of original and amended tax returns, assistance with tax audits and related services of $406,000 in 2018 and $561,000 in 2017, and tax advisory services of $86,000 in 2018 and $131,000 in 2017.

All Other Fees

There were no other fees billed for professional services rendered by EY for the fiscal years 2018 or 2017.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by the Company's independent registered public accounting firm prior to the engagement of the independent registered public accounting firm with respect to such services.

Under these policies and procedures, proposed services may be pre-approved on a periodic basis or individual engagements may be separately approved by the Audit Committee prior to the services being performed. In each case, the Audit Committee considers whether the provision of such services would impair the independent registered public accounting firm's independence. All audit services, audit-related services and tax services provided by EY and its affiliates for 2018 and 2017 were pre-approved by the Audit Committee.

The Board of Directors recommends a vote "FOR" Proposal No. 2, the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2019. Proxies will be voted "FOR" ratification, unless otherwise specified in the proxy.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board of Directors in fulfilling its responsibilities by overseeing the accounting and financial reporting processes of CommScope, the audits of CommScope's consolidated financial statements and internal control over financial reporting, the qualifications and performance of the independent registered public accounting firm and the performance of CommScope's internal audit function. In carrying out their responsibilities, the Audit Committee, among other things, monitors preparation of quarterly and annual financial reports by the Company's management; supervises the relationship between the Company and its independent registered public accountants, including their appointment, compensation and retention; and oversees management's implementation and maintenance of effective systems of internal controls over financial reporting and disclosure controls, including review of the Company's policies relating to legal and regulatory compliance, ethics and conflicts of interests, risk management and review of the Company's internal audit function.

The Audit Committee relies on the expertise and knowledge of management, the Company's internal audit function and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the Company's financial statements and the financial reporting process, including the implementation and maintenance of effective internal control over financial reporting. Management is also responsible to the Audit Committee and the Board of Directors for assessing the integrity of the financial accounting and reporting control systems. The Company's independent registered public accounting firm, Ernst & Young LLP (EY), is responsible for auditing the Company's financial statements and the effectiveness of internal controls over financial reporting and expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, as well as expressing an opinion on the effectiveness of internal control over financial reporting. EY has free access to the Audit Committee to discuss any matters they deem appropriate.

In order to assure continuing auditor independence and objectivity, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. The Audit Committee is also involved in the selection of the lead engagement partner in conjunction with the mandated regular rotation of the lead audit partner every five years or at an earlier date.

The Audit Committee operates pursuant to an Audit Committee Charter that is reviewed annually by the Audit Committee and updated as appropriate. The charter can be found on the Company's investor relations website at http://ir.commscope.com/corporate-governance.cfm.

The Audit Committee consists of three directors, each of whom is independent within the meaning of the Securities and Exchange Commission and applicable Nasdaq rules. The Audit Committee met five times during 2018 and met with both EY and the Company's internal auditors without management at each meeting.

In fulfilling its oversight responsibilities, the Audit Committee has: (i) reviewed and discussed the audited financial statements for the year ended December 31, 2018 with management and EY; (ii) reviewed and discussed management's maintenance of effective internal controls over financial reporting; (iii) discussed with EY the matters required to be discussed by the auditors with the Audit Committee under Public Company Accounting Oversight Board (PCAOB) standards; (iv) reviewed the written disclosures and letters from EY as required by the rules of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence; and (v) discussed with EY their independence from the Company.

The Audit Committee has considered whether the provision of non-audit professional services rendered by EY, and disclosed elsewhere in this proxy statement, is compatible with maintaining their independence.

Based upon the above-mentioned review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2018 be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE
Timothy T. Yates (Chair)
Austin A. Adams
Thomas J. Manning

EXECUTIVE COMPENSATION

PROPOSAL No. 3:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act and related rules promulgated by the Commission, our stockholders have an opportunity to vote to approve, on an advisory (nonbinding) basis, the compensation of our NEOs as described in this Proxy Statement. This proposal is commonly referred to as a "Say-on-Pay" proposal. This proposal is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. As required by these rules, the Board invites you to review carefully the Compensation Discussion and Analysis and the tabular and other disclosures on compensation under Executive Compensation beginning on page 43 and cast a vote on the Company's executive compensation programs through the following resolution:

"Resolved, that the stockholders approve, on an advisory basis, the compensation of the Company's NEOs, including the Company's compensation practices and principles and their implementation, as discussed and disclosed in the Compensation Discussion and Analysis, the compensation tables, and any narrative executive compensation disclosure contained in this Proxy Statement."

As discussed in the Compensation Discussion and Analysis, the Board of Directors believes that the Company's long-term success depends in large measure on the talents of our employees. The Company's compensation system plays a significant role in our ability to attract, retain and motivate the highest quality workforce. The Board of Directors believes that its current compensation program directly links executive compensation to performance, aligning the interests of the Company's executive officers with those of the stockholders.

Pursuant to Section 14A of the Exchange Act, this vote is advisory and will not be binding on the Company or the Compensation Committee. While the vote does not bind the Board of Directors to any particular action, the Board of Directors values the input of the stockholders and will take into account the outcome of this vote in considering future compensation arrangements.

The Company strongly encourages all stockholders to vote on this matter. Currently, Say-on-Pay votes are held by the Company annually. The next stockholder advisory vote on Say-on-Pay and the next stockholder advisory vote on the frequency of Say-on-Pay votes will occur at the 2020 annual meeting of stockholders.

The Board of Directors recommends a vote "FOR" Proposal No. 3, to approve an advisory (non-binding) resolution regarding the compensation of the Company's NEOs.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
TABLE OF CONTENTS

INTRODUCTION

This Compensation Discussion and Analysis (CD&A) describes our compensation philosophy, process, plans and practices for our NEOs. Our executive compensation program is intended to incent and reward our leadership to produce financial results that our Compensation Committee believes align with the interests of our stockholders.

Our NEOs for 2018, whose compensation is discussed in this CD&A, are as follows:

Name	Title
Marvin S. Edwards, Jr.	President and Chief Executive Officer (principal executive officer)
Alexander W. Pease	Executive Vice President and Chief Financial Officer (principal financial officer)(1)
Mark A. Olson	Former Executive Vice President and Chief Financial Officer (principal financial officer)(2)
Morgan C.S. Kurk	Executive Vice President and Chief Operating Officer
Peter U. Karlsson	Senior Vice President, Global Sales(3)
Frank B. Wyatt, II	Senior Vice President, Chief Legal Officer and Secretary
Frank M. Drendel	Chairman of the Board

(1) Mr. Pease became our Executive Vice President and Chief Financial Officer effective April 2, 2018, succeeding Mr. Olson, who retired.

(2) Mr. Olson retired on May 1, 2018.

(3) Mr. Karlsson became Senior Vice President, Business Transformation in December of 2018 and is no longer a Section 16 Officer upon close of the ARRIS acquisition on April 4, 2019.

I. EXECUTIVE SUMMARY

KEY 2018 FINANCIAL PERFORMANCE HIGHLIGHTS

CommScope Holding Company, Inc. is a global provider of infrastructure solutions for communication networks. The Company's solutions and services for wired and wireless networks enable high-bandwidth data, video and voice applications. CommScope's global leadership position is built upon innovative technology, broad solution offerings, high-quality and cost-effective customer solutions and global manufacturing and distribution scale.

Like others in the network infrastructure industry, CommScope faced challenges in 2018 due to difficult market conditions including pricing pressures and higher material costs. We missed our revenue guidance and experienced negative stockholder returns. Our team worked diligently throughout the year to reduce business costs and remain profitable, while laying the groundwork for future growth opportunities. We believe our position in the overall market is strong, and the need for the network bandwidth we enable continues to expand.

Key measures of our 2018 financial performance include the following:

- Revenue flat year over year with $4,569 million in 2018 compared to $4,561 million in 2017

- Operating Income of $450.0 million, down $22.0 million year over year and AOI[1] of $838.0 million, down $38.7 million year over year

- EPS of $0.72, down $0.27 year over year and Adjusted EPS[1] of $2.27, up $0.13 year over year

- Cash Flow from Operations of $494.1 million, down 15.7% year over year

- Adjusted Free Cash Flow[1] of $411.8 million, down 27.5% year over year

(1) See reconciliation of Non-GAAP financial measures included in Appendix A hereto.

Although our 2018 results did not meet our expectations, we did achieve some noteworthy goals toward our business strategy with the announcement on November 8, 2018 of our agreement to acquire ARRIS for approximately $7.4 billion. CommScope and ARRIS will bring together a unique set of complementary assets and capabilities that enable end-to-end wired and wireless communication infrastructure solutions.

Our compensation program is designed to retain key executives with competitive levels of compensation based on our industry but also to provide a strong link between executive pay and the Company's performance. A significant portion of our executives' compensation for 2018 was tied to the achievement of performance goals that align management's objectives with key drivers of long-term stockholder value, including free cash flow, increased profitability, revenue growth and stock price appreciation. Our 2018 financial performance was below expectations and we did not achieve our financial objectives, resulting in well below target incentive payouts and reduced equity value.

2018 EXECUTIVE COMPENSATION HIGHLIGHTS

The following are highlights regarding the compensation of our NEOs for 2018, including key actions taken by the Compensation Committee and outcomes of incentive plans in place during the year. Overall, the Compensation Committee retained the core design of our executive compensation program for 2018, with an emphasis on short- and long-term incentive compensation that rewards our senior executives when they successfully implement our business plan and, in turn, deliver value for our stockholders.

The 2018 target compensation opportunities for our NEOs were generally maintained at the levels in place in 2017, with our NEOs receiving salary increases between 3% and 3.85% in early 2018 and no changes to either annual or long-term incentive target opportunities. Our Summary Compensation Table shows modest increases in total compensation for our NEOs (other than Mr. Pease, who was a newly hired executive, and Mr. Kurk, for whom only one year of pay is reported due to his promotion to an executive officer position during 2018) primarily due to an increase in the value of earned annual incentives in our 2018 Annual Incentive Plan relative to the result in 2017. The incentive earned by our NEOs in both years was significantly below target, which we believe is aligned with our results over time and reinforces our pay for performance approach. After consideration of the Company's 2018 performance, the Compensation Committee held the base salaries for our NEOs flat for 2019.

As described below, our 2018 executive compensation program also incorporated modifications approved by our Compensation Committee to reinforce our pay for performance objectives and maintain a strong governance profile with respect to compensation decision-making and oversight. These modifications include:

- **Added a stretch revenue goal in our Annual Incentive Plan (page 53):** The maximum potential payout for the 10% revenue weighting in our AIP was increased from 210% to 400% of target. The revenue performance required to achieve this new maximum payout was increased from 103% to 106%.

- **Introduced new performance award structure measuring cumulative revenue for 2018 through 2020 (page 55):** Following an extensive review of our business strategy and approach to executive pay, the Compensation Committee approved a change in the approach to performance-based equity with the introduction of PSUs with vesting tied to our cumulative three-year revenue achievement. The Committee determined to focus on a multi-year revenue goal to acknowledge the importance of growth in stockholder value creation. One-half of the PSUs granted in 2018 are subject to this three-year cumulative revenue vesting requirement. The remainder of the PSUs are subject to a one-year AOI achievement and vest on the second anniversary of the grant date.

- **Adopted a "clawback" policy (page 57):** The Compensation Committee adopted a "clawback" policy that provides for the recoupment of cash and equity incentive compensation from executive officers in the event of an accounting restatement.

- **Enhanced our Insider Trading Policy to Prohibit Hedging and Pledging (page 57) :** All persons subject to our Insider Trading policy, including our NEOs and directors, are prohibited from entering into hedging or monetization transactions involving CommScope securities and from purchasing CommScope securities on margin, holding CommScope securities in a margin account or pledging CommScope securities.

Our executive compensation program is designed to align executive interests with those of our stockholders. During the year, we experienced negative stockholder return and missed our revenue guidance. As a result, and as described in more detail below, total compensation of our NEOs was meaningfully below target during 2018. The variable features of our compensation program are:

- **Base Salary:** In early 2018, base salaries of our NEOs were increased between 3% and 3.85%. This range does not include Mr. Kurk, who was promoted during the year, and Mr. Olson, who retired during the year. Mr. Pease's salary was established upon his hiring as our Chief Financial Officer in 2018. After consideration of the Company's performance in 2018, the Compensation Committee held the base salaries of our NEOs flat for 2019.

- **Annual Incentive Payment:** We did not meet target but did exceed threshold performance for the AOI performance metric. We did not achieve threshold performance on the Adjusted Free Cash Flow or the Corporate Revenue performance metrics for 2018, resulting in AIP payouts equal to 37.64% of the AIP overall target opportunity.

- **Achievement of 2018 AOI PSUs:** We did not meet target but did exceed threshold AOI goals for 2018. As a result, the PSU AOI performance factor for units granted in 2018 was 62.7%.

PAY FOR PERFORMANCE APPROACH

The Compensation Committee generally approves annual compensation decisions for our executive officers in the first quarter of each year. The Committee's approvals in the first quarter address target annual incentives adjustments effective as of January 1, base salary effective as of April 1, as well as equity awards that are granted March 1. In the timeline leading up to the annual approval of compensation decisions, the Compensation Committee undertakes a review process that spans several meetings and is intended to evaluate our approach to setting executive pay from multiple perspectives. This review begins in the third quarter of the prior year and takes into consideration our strategic business plan, market data, trends in executive compensation, the input of the Committee's independent compensation consultant, and input from stockholders, where applicable.

For 2018, this review process resulted in several changes to our compensation strategy and incentive plan design, as described in more detail below, intended to strengthen our pay for performance profile. In particular, the Committee put increased emphasis on revenue growth as a contributor to long-term stockholder value creation, our annual incentive plan and performance share design were modified to increase the prominence of corporate revenue in our performance measurement process, and the Committee introduced performance awards with a multi-year performance measurement period.

Our AIP bonus awards are paid in cash and are conditioned upon achievement of Board-established performance goals. AIP bonus awards for the NEOs in 2018 were based upon achievement of an AOI goal, which was weighted at 60%, an Adjusted Free Cash Flow goal, which was weighted at 30%, and a Corporate Revenue goal, which was weighted at 10%. The long-term equity awards granted to the NEOs in 2018 were a combination of stock options, RSUs and PSUs. All stock option and RSU awards vest evenly on the first, second and third anniversary of the grant date, subject to continuous service. Half of the PSU awards granted in 2018 are subject to achievement of an AOI goal for 2018 and they vest on the second anniversary of the grant date subject to continuous service. The other half of the PSU awards granted in 2018 are subject to achievement of cumulative revenue goals for a three-year performance period (2018-2020) and vest on the third anniversary of the grant date subject to continuous service. The AIP bonus awards and the long-term equity awards are designed to ensure that total compensation reflects the overall level of success of the Company, and AIP bonus awards and PSUs are also intended to motivate the NEOs to meet and exceed pre-established target levels of performance for each measure.

As shown on the following chart, a significant portion of target compensation for each of our NEOs in 2018 was at-risk as it could vary based on Company performance against pre-established goals and/or changes in our stock price.



CEO 2018 TARGET PAY MIX

11%
25%
25%
14%
25%
89%
AT-RISK

**NEO 2018 TARGET PAY MIX
(ON AVERAGE, EXCLUDING CEO)**

17%
30%
19%
17%
17%
70%

● Base Salary   ● RSU   ● Option   ● AIP Bonus   ● PSU

Our Compensation Committee generally does not vary target incentives applicable to our executives based on short-term variability in our performance. Because of the prominence of variable, at-risk compensation in our executive compensation program, we emphasize alignment of pay-and-performance over a longer-term time horizon and based on the realized value under incentive programs. AIP bonus awards and long-term equity awards are designed to ensure that total compensation reflects the overall level of success of the Company. AIP bonus awards and PSUs are also intended to motivate the NEOs to meet and exceed pre-established target levels of performance for each measure.

In the case of our Chief Executive Officer, the short-term incentive target for 2018 was maintained at 125% of base salary while the target grant date value of equity granted in 2018 was equal to the value granted in 2017. The Compensation Committee determined to maintain these incentive targets for our Chief Executive Officer following analysis of market data and taking into consideration the opportunity for increased realized compensation conditioned on strong performance of our Company over time. As of the end of 2018:

- Stock options granted in 2018 were "underwater"
- 37% of the target number of PSUs with AOI as a performance metric granted in 2018 were forfeited
- The value of RSUs, earned PSUs with AOI as a performance metric and outstanding PSUs with cumulative revenue as a performance metric granted during the annual grant in 2018 decreased 61%
- The AIP bonus award for the year related to the AOI performance metric was earned at 85% of target with Adjusted Free Cash Flow and Corporate Revenue metrics below threshold

Although our results for the year did not meet our expectations, the Compensation Committee believes that the outcomes of our incentive programs reflect a strong alignment of pay and performance in our compensation program and an emphasis on accountability for our financial performance and stockholder return for our executive team.

SAY ON PAY RESULTS AND CONSIDERATION OF STOCKHOLDER SUPPORT

At the Annual Meeting of Stockholders on May 4, 2018, over 98% of the votes cast were in favor of the advisory vote to approve the executive compensation of the NEOs. The Compensation Committee acknowledged this positive result and concluded that our stockholders continue to support the compensation paid to our executive officers and the Company's overall pay practices, given their direct alignment with the performance of the Company.

The Compensation Committee invites our stockholders to communicate any concerns or views on executive pay directly to the Board of Directors. Please refer to "Corporate Governance—Stockholder Communications with Board of Directors" on page 25 for information about communicating with the Board.

EXECUTIVE COMPENSATION-RELATED POLICIES AND PRACTICES

We endeavor to maintain sound executive compensation policies and practices, including compensation-related corporate governance standards, consistent with our executive compensation philosophy. The following summarizes our executive compensation and related governance policies and practices during 2018:

What We Do	What We Don't Do
✓ Use a Pay for Performance philosophy	✘ Backdating or spring-loading of equity awards
✓ Significant portion of executive pay is at-risk	✘ Hedging of shares
✓ "Clawback" policy to recover cash and equity payments from executives in certain circumstances	✘ Pledging of shares
✓ Multi-year vesting for equity awards	✘ Guaranteed bonuses
✓ Regular stockholder engagement with annual Say-on-Pay vote	✘ Incentives that encourages excessive risk taking
✓ Use of independent compensation consultant	✘ Excessive severance or change in control agreements
✓ Meaningful equity ownership guidelines	✘ Excessive perquisite practices
✓ Blend of equity awards, including some that are performance based	✘ Repricing of stock options or stock appreciation rights without stockholder approval

II. EXECUTIVE COMPENSATION PHILOSOPHY AND ELEMENTS

We intend for our NEOs' total compensation to reflect our pay for performance compensation philosophy. This philosophy includes both compensating our NEOs competitively when we meet or out-perform our goals as well as placing large portions of their compensation at-risk based on both the Company's financial performance and our stock price performance. This assures that the financial incentives of our executives are in alignment with the interests of our stockholders. Furthermore, by delivering a significant portion of compensation in the form of at-risk incentives (including equity compensation), the compensation realized by our NEOs will be reduced if the Company does not achieve performance goals.

The principal objectives of our NEO compensation include the following:

- *Competitive pay* - providing compensation opportunities that enable us to attract superior talent in a highly competitive industry and retain key employees by rewarding outstanding achievement.

- *Pay for performance* – creating incentives that reward management for outstanding financial results that our Compensation Committee believes will enhance near-term performance and drive sustainable performance over the longer term.

- *Alignment with stockholders* – aligning our executives' interests with those of our stockholders through our pay for performance philosophy and by encouraging our executives to have a meaningful equity stake in the Company.

The following table summarizes the primary elements of our executive compensation program for 2018.

Compensation Element	Purpose
Base Salary	Recognize performance of job responsibilities as well as attract and retain individuals with superior talent.
Annual Incentive Plan (AIP) Bonus Awards	Provide short-term incentives linked directly to achievement of financial objectives.
Stock Options	Directly link senior management's and stockholders' interests by tying long-term incentive to stock price appreciation.
Restricted Stock Units (RSUs)	Provide a strong retention element of compensation while providing alignment of executive and stockholders' interests.
Performance Share Units (PSUs)	Provide a strong retention element along with aligning compensation with our business strategy and the long-term creation of stockholder value.

III. 2018 COMPENSATION DECISION-MAKING PROCESS

DETERMINATION OF COMPENSATION AWARDS

Our Compensation Committee has the primary authority to determine and approve the compensation of our NEOs. The Committee is charged with reviewing our executive compensation policies and practices annually to ensure that the total compensation paid to our NEOs is fair, reasonable, competitive to our peers and commensurate with the level of expertise and experience of our NEOs. To aid our Compensation Committee in making its determinations, our Chief Executive Officer provided recommendations to our Compensation Committee regarding the compensation of all officers who report directly to him.

Our Compensation Committee reviews and approves the total amount of compensation for our NEOs and the allocation of total compensation among each of the components of compensation based principally on the following factors:

- Their compensation levels from prior years

- Individual and Company performance

- Each executive's scope of responsibility and experience

- The Compensation Committee's judgment and general industry knowledge obtained through years of service with comparably-sized companies in our industry and other similar industries

- Input about competitive market practices from our independent compensation consultant

We believe that direct ownership in CommScope provides our NEOs with a strong incentive to increase the value of the Company. We encourage equity ownership by our NEOs and other employees through direct stock holdings and the award of various equity-based awards. We believe that equity awards granted to our NEOs substantially align their interests with those of our stockholders. In addition, we maintain formal stock ownership guidelines. See the "Stock Ownership Guidelines" section below for more information.

ROLE OF THE COMPENSATION CONSULTANT

The Compensation Committee relies on its independent compensation consultant to provide advice on matters relating to the compensation of our executives and non-employee directors. Compensia, a national compensation consulting firm, has served in this capacity since 2016.

A representative of Compensia attended all Compensation Committee meetings in 2018 and provided the following assistance to the Compensation Committee:

- Analyzed the compensation levels and practices of the companies in our compensation peer group

- Reviewed the competitiveness of compensation paid to our NEOs including base salary, annual cash awards and long-term incentive awards

- Reviewed and provided input on the design of the annual and long-term incentives provided to our NEOs and other executives

- Reviewed the competitiveness of compensation paid to our non-employee directors

- Reviewed and provided input on the CD&A section of our Proxy Statement

- Provided ad hoc advice and support

Compensia reports directly to the Compensation Committee and provided no services to us other than the consulting services to the Committee. The Compensation Committee reviews the objectivity and independence of the advice provided by Compensia. In 2018, the Committee considered the specific independence factors adopted by the SEC and the NASDAQ Global Select Market and determined that Compensia is independent and that its work did not raise any conflicts of interest.

COMPENSATION PEER GROUP

In 2017, with the assistance of Compensia, the Compensation Committee developed and approved a compensation peer group as a source of competitive market data for evaluating the compensation of our executive officers and to support pay decisions for 2018.

The compensation peer group consisted of 16 companies deemed to be representative of the types of companies with which we compete for executive talent.

Companies included in our peer group were identified based primarily on the following target selection criteria:

- Companies with a status as an independent, publicly traded company

- Companies with revenue between approximately 0.5 times to 2.0 times our revenue on a trailing twelve-month basis using publicly reported information available in 2017

- Companies with a market capitalization between approximately 0.33 times to 3.0 times our market capitalization in 2017

- Companies with a similar industry profile, prioritizing direct competitors and companies that operate in the Communications Equipment sector

Companies included in the peer group did not need to meet all of the selection criteria above. Our Compensation Committee evaluated each company against all selection criteria in order to identify a peer group that, as a whole, was considered to be a strong representation of our competitive market for talent.

The companies included in the peer group are as follows:

Peer Companies	
Amphenol Corporation	Keysight Technologies
ARRIS International	Motorola Solutions, Inc.
Belden Inc.	NCR Corporation
Ciena Corporation	NetApp, Inc.
Corning Inc.	Rockwell Automation, Inc.
Harris Corporation	TE Connectivity Limited
Hubbell Inc.	Trimble Navigation Limited
Juniper Networks, Inc.	Zebra Technologies, Inc.

We supplement information from the peer group public filings with the data from the Radford Global Technology Survey. The data from this research, which is provided annually by Compensia, is a factor in determining executive compensation, as described above. When evaluating executive compensation relative to practices among our peers, the Compensation Committee generally seeks to align with the market median. While peer group and other market research data provides the framework for our compensation decisions, adjustments are also made by the Compensation Committee on an individual basis to account for individual performance and each executive's scope of responsibility and experience.

IV. 2018 COMPENSATION ACTIONS

BASE SALARY ADJUSTMENTS

Base salaries for our NEOs are generally set at a level deemed necessary to attract and retain individuals with superior talent. In addition to considering industry and market practices, our Compensation Committee and Board of Directors annually review our NEOs' performance. Adjustments in base salary are generally based on the factors noted above, including each NEO's individual performance, scope of responsibility, experience and competitive pay practices.

After considering our Chief Executive Officer's recommendations (other than with respect to his own compensation) and consistent with past practices, in early 2018 our Compensation Committee increased base salaries for each of our NEOs.

The base salaries for our NEOs as established as of April 1, 2017 and April 1, 2018 are set forth in the following table.

Name	2017 Base Salary	2018 Base Salary	Percent Increase
Marvin S. Edwards, Jr.	$1,065,000	$1,100,000	3.29%
Alexander W. Pease[1]		$625,000	
Mark A. Olson[2]	$640,000	$640,000	0.00%
Morgan C.S. Kurk[3]		$575,000	
Peter U. Karlsson	$555,000	$575,000	3.60%
Frank B. Wyatt, II	$520,000	$540,000	3.85%
Frank M. Drendel	$595,000	$615,000	3.36%

(1) Mr. Pease became our Executive Vice President and Chief Financial Officer effective April 2, 2018, succeeding Mr. Olson.
(2) Mr. Olson retired on May 1, 2018.
(3) Mr. Kurk became our Executive Vice President and Chief Operating Officer effective January 1, 2018.

After consideration of the Company's performance in 2018, the Compensation Committee held the base salaries for our NEOs flat for 2019.

ANNUAL INCENTIVE PLAN

Historically, the Company's consolidated financial performance has been the primary factor used in determining payouts for our NEOs under the AIP. As described in more detail below, payouts for 2018 performance were based on the level of achievement of AOI, Adjusted Free Cash Flow and Corporate Revenue goals. The AIP performance measures and each of the NEO's target awards, expressed as a percentage of base salary for the year, are approved by our Compensation Committee during the first quarter of the relevant performance year.

Our Compensation Committee determined that AOI, Adjusted Free Cash Flow and Corporate Revenue were meaningful measures of the Company's financial performance. These financial measures exclude items that could have a disproportionately negative or positive impact on our results in a particular period.

Performance Metric	Weighting	Rationale
Adjusted Operating Income	60%	Measures the profitability of our business, incorporating our ability to generate revenue and manage our expenses. AOI growth has historically been a key driver of long-term stockholder returns, and as a result, represents the greatest weighting in our AIP.
Adjusted Free Cash Flow	30%	Measures our ability to translate earnings into cash, indicating the health of our business and allowing the Company to invest for the future.
Corporate Revenue	10%	Introduced to the AIP design in 2017 following an extensive review of our business strategy undertaken in 2016. In 2018, extended the upper payout maximum from 210% at 103% to 400% at 106% of target performance. In making this change, our Compensation Committee considered the importance of revenue as a driver of long-term stockholder return and reward for outstanding results.

For purpose of the AIP, AOI consists of operating income as reported on the Consolidated Statement of Operations and Comprehensive Income (Loss), increased or reduced by each of the following to the extent that any such item is used to determine operating income:

- amortization of intangible assets
- certain unusual or non-recurring charges, expenses or losses
- certain restructuring costs and integration costs
- equity-based compensation expenses
- transaction fees and expenses and purchase accounting adjustments
- certain unusual or non-recurring income or gains

Adjusted Free Cash Flow consists of net cash provided by operating activities, less additions to property, plant and equipment, both as reported in the Company's Consolidated Statement of Cash Flows, increased or reduced for unusual cash items as approved by the Compensation Committee.

Corporate Revenue consists of net sales as reported on the Consolidated Statement of Operations and Comprehensive Income (Loss) subject to equitable adjustments related to acquisitions or divestitures as the Committee may approve.

Our Compensation Committee retains the authority to change target award percentages or performance measures, as appropriate, to account for extraordinary business circumstances that are out of the Company's control. In addition, the Compensation Committee may, at its sole discretion, decrease the amount of an award that would otherwise be payable to a NEO. If a change in control of the Company occurs, we will pay each participant a cash award equal to the participant's target award for the AIP plan cycle then underway (with the payout prorated to the date of the change in control). We believe this is appropriate since the impact of a change in control is unpredictable and could potentially adversely affect participant awards under the AIP. The Compensation Committee did not exercise its discretion to reduce the payouts under the AIP.

The levels of performance required to achieve target payout were tied to our annual operating plan and represent goals that were considered achievable but difficult to accomplish. Although our targets for 2018 are reduced from the goals established under the terms of our 2017 AIP, the targets required improvement relative to our actual 2017 results. In particular, our 2018 $984.9 million AOI target performance goal, which accounts for a majority of the target annual incentive for our executives, represented 11.6% growth relative to our actual 2017 performance.

Our Compensation Committee also approved a stretch goal for the revenue component of the AIP bonus awards that included a 400% of target opportunity. This has the overall effect of increasing the maximum payout of the AIP from 210% to 229% of target. This feature was added to the AIP in correlation with the introduction of PSUs with a performance metric based on three-years of cumulative revenue, as described below. The Compensation Committee considered the opportunity for a meaningful increase in earned compensation based on one-year revenue performance to be an effective complement to the multi-year performance measurement of the newly introduced PSU.

The following charts shows the weighting of each performance metric, the levels of performance required to earn threshold, target and maximum payouts, and the actual performance achieved under our AIP for the year ended December 31, 2018 (dollars in millions):

Performance Metric	Weighting	Level	Threshold	Target	Maximum	Stretch Goal
Adjusted Operating Income	60%	Goal	$787.9	$984.9	$1,181.8	n/a
		% of Target Performance	80%	100%	120%	n/a
		% of Target Payout	50%	100%	210%	n/a
Adjusted Free Cash Flow	30%	Goal	$456.8	$571.0	$685.2	n/a
		% of Target Performance	80%	100%	120%	n/a
		% of Target Payout	50%	100%	210%	n/a
Corporate Revenue	10%	Goal	$4,696.2	$4,841.4	$4,986.7	$5,132.0
		% of Target Performance	97%	100%	103%	106%
		% of Target Payout	50%	100%	210%	400%

Performance Metric	Weighting	Actual Achievement ($M)	% of Target Actual Performance	% of Target Actual Payout
Adjusted Operating Income	60%	$838.0	85.09%	62.73%
Adjusted Free Cash Flow	30%	$411.8	72.12%	—
Corporate Revenue	10%	$4,568.5	94.36%	—
Total	100%			37.64%

The following table sets forth the threshold, target and maximum annual incentive award potential (assuming minimum, target, and maximum performance for *all three* performance metrics) and the actual payout amount for each of our NEOs for 2018.

Name	Threshold Award (% of 2018 Salary) (1)	Target Award (% of 2018 Salary)	Maximum Award (% of 2018 Salary) (2)	Actual 2018 Award % of 2018 Salary	Actual 2018 Award Payout Amount
Marvin S. Edwards, Jr.	62.5%	125.0%	286.3%	47.05%	$513,406
Alexander W. Pease	42.5%	85.0%	194.7%	31.99%	$149,964
Mark A. Olson	42.5%	85.0%	194.7%	31.99%	$68,250
Morgan C.S. Kurk	42.5%	85.0%	194.7%	31.99%	$183,956
Peter U. Karlsson	42.5%	85.0%	194.7%	31.99%	$182,356
Frank B. Wyatt, II	35.0%	70.0%	160.3%	26.35%	$140,954
Frank M. Drendel	25.0%	50.0%	114.5%	18.82%	$114,796

(1) The threshold award reflects minimum performance of all three performance metrics (AOI, Adjusted Free Cash Flow and Corporate Revenue).
(2) The maximum award reflects achievement of the stretch goal for the corporate revenue metric.

EQUITY INCENTIVE AWARDS

The Compensation Committee believes that key employees who are in a position to make a substantial contribution to the long-term success of the Company and to build stockholder value should have a significant and on-going stake in the Company's success. In determining equity incentive award grants, the Committee considered market practices among comparable companies as well as our compensation objectives and the desired role of equity compensation in the total compensation of our NEOs. Based on this review, the Compensation Committee decided to grant our NEOs an equally weighted mix of stock options, RSUs and PSUs. The key features of our 2018 NEO equity awards are described in greater detail below.

Vehicle	Target Value as a Percent of Total Equity Awards	Overview of Key Terms
Stock Options	33.33%	• Vest and become exercisable in equal installments annually over three years subject to continuous service of the NEO • Stock options have a 10-year term and an exercise price equal to the closing price of our common stock on the grant date • Pro rata vesting upon retirement
RSUs	33.33%	• Vest in equal installments annually over three years, subject to the continuous service of the NEO • Convertible into shares of common stock upon vesting
AOI PSUs	16.67%	• NEOs can earn between 0% and 200% of the granted units based on 2018 AOI • Earned PSUs will vest on the second anniversary of the grant date subject to the continuous service of the NEO • Convertible into shares of common stock upon vesting
Revenue PSUs	16.67%	• NEOs can earn between 0% and 200% of the granted units based on cumulative revenue for 2018-2020 • Earned PSUs will vest in full on the third anniversary of the grant date subject to the continuous service of the NEO • Convertible into shares of common stock upon vesting

Our Compensation Committee believes that our approach to executive equity grants supports our compensation objectives and effectively aligns the interests of our executives with those of our stockholders. In particular, RSUs reinforce retention objectives and support a clear ownership mentality among executives, with long-term alignment with investors' interests. In addition, PSUs granted in 2018 provide a targeted form of performance measurement over both a one-year time horizon (with an additional year of service required to vest) and a three-year time horizon, while stock options are tied to our performance over a longer-term time horizon. These performance equity vehicles reward executives for strong execution of our strategic plan as well as an ability to adapt to changing market conditions and generate sustained growth in stockholder value.

Our Compensation Committee generally approves the target value of executive equity grants in February of each year. Target grants are established as a dollar value, which is then converted into a number of stock options, RSUs and PSUs based on the closing price of our stock on the day prior to the grant date. In the case of stock options, the conversion of a target value into options relies on the Black Scholes value of our options as determined under ASC 718 accounting standards.

The target units granted to the NEOs by equity vehicle and the total grant date value are shown in the following table.

Name	Options (#)	RSUs (#)	AOI PSUs (#)	Revenue PSUs (#)	Total Grant Date Value ($)
Marvin S. Edwards, Jr.	157,232	60,858	30,429	30,429	6,999,914
Alexander W. Pease	32,916	12,671	6,336	6,335	1,499,989
Mark A. Olson	—	—	—	—	—
Morgan C.S. Kurk	33,692	13,041	6,521	6,520	1,499,972
Peter U. Karlsson	28,077	10,867	5,434	5,433	1,249,945
Frank B. Wyatt, II	20,215	7,824	3,912	3,912	899,935
Frank M. Drendel	25,157	9,737	4,869	4,868	1,119,963

As illustrated below, the AOI threshold, target and maximum performance levels for the 2018 PSUs with the AOI performance metric were equal to the performance goals approved for the 2018 AIP. Based on 2018 AOI of $838.0 million, the performance factor was 62.7% for the 2018 PSU awards.

Performance Metric	Weighting		Threshold	Target	Maximum
Adjusted Operating Income	100%	Value	$787.9	$984.9	$1,181.8
		% of Target Performance	80%	100%	120%
		% of Target Payout	50%	100%	200%

PSUs based on the three-year cumulative revenue achievement granted in 2018 will be earned based on our cumulative revenue during 2018, 2019 and 2020. Targets were established and approved by the Compensation Committee prior to the grant date and actual performance will be evaluated and disclosed following the end of 2020.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

We maintain a nonqualified Supplemental Executive Retirement Plan (SERP) that is intended to provide retirement benefits to certain of our executive officers. This plan has been closed to new participants since 2005. Messrs. Edwards, Karlsson, Wyatt and Drendel participate in the SERP. For additional information regarding the SERP, see below under "Nonqualified Deferred Compensation Plans for 2018."

EMPLOYEE BENEFITS AND PERQUISITES

Our NEOs are eligible to participate in the same plans as substantially all other of our U.S. employees which include medical, dental, vision and short-term and long-term disability insurance and a Health Savings Plan. We also maintain the CommScope, Inc. Retirement Savings Plan, or the 401(k) plan, in which substantially all our U.S. employees, including our NEOs, are eligible to participate. We currently contribute 2% of the participant's base salary and bonus to the 401(k) plan and provide matching contributions of up to 4% of the participant's base salary and bonus, which provides for up to a maximum of 6% of the participant's base salary and bonus, subject to certain statutory limitations ($275,000 for 2018). In addition, we provide our NEOs with a supplemental term life insurance policy. We provide these benefits due to their relatively low cost and the high value they provide in attracting and retaining talented executives.

DEFERRED COMPENSATION PLAN

We offer a voluntary non-qualified deferred compensation plan (DCP) that permits a group of our management, including the NEOs, to defer up to 90% of their annual compensation (including base salary, AIP and Sales Incentive Plan (SIP) awards). For additional information regarding the DCP, see below under "Nonqualified Deferred Compensation."

EMPLOYMENT, SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

Each of Messrs. Edwards and Drendel has an employment agreement, and each of Messrs. Pease, Kurk, Karlsson and Wyatt has a severance protection agreement. The employment agreements entitle the executives to certain compensation and benefits, and both the employment agreements and severance protection agreements entitle the executives to receive certain payments and benefits upon a qualifying termination of employment, including a qualifying termination of employment in connection with a change in control of the Company, as described below under "—Potential Payments upon Termination or Change in Control."

V. OTHER COMPENSATION POLICIES

COMPENSATION RECOUPMENT ("CLAWBACK") POLICY

We have a compensation recoupment policy that provides that, in the event of an accounting restatement due to material noncompliance with financial reporting requirements, the Company will, as directed by the Compensation Committee in its discretion, require executive officers to reimburse compensation in an amount deemed appropriate by the Compensation Committee. The policy applies to executive officers of the Company, including our NEOs, who, at any time during the three-year period preceding the accounting restatement, received payment of non-equity incentive compensation or realized compensation from equity incentive awards, based on the erroneous financial data.

HEDGING AND PLEDGING POLICIES

We have an Insider Trading policy to guide our employees and directors in complying with securities laws and avoid the appearance of improper conduct. In 2018, we amended our Insider Trading policy to strengthen the restrictions on hedging and pledging activities. Our amended policy specifically prohibits all persons subject to the policy, including our NEOs and directors, from entering into hedging or monetization transactions involving CommScope securities such as covered calls, collars and forward sale contracts, and from purchasing CommScope securities on margin, holding CommScope securities in a margin account or pledging CommScope securities. In addition, all of our Section 16 officers and directors, and certain other designated employees, are prohibited from trading in exchange traded options of CommScope securities.

STOCK OWNERSHIP GUIDELINES

We maintain stock ownership guidelines for our executive officers and the non-employee members of our Board of Directors. These guidelines were established to align with industry practice and to affirm to stockholders that our executives and directors have a meaningful long-term position in the Company and a longer-term view of its performance. The following table summarizes our stock ownership guidelines, which were based on market and peer group data and were adopted following consultation with our independent compensation consultant.

	Multiple of Salary Target
CEO	5x annual base salary
Chairman, CFO & COO	3x annual base salary
Designated Executive Officers	2x annual base salary
Non-Employee Directors	5x base retainer (excluding committee fees)

The value of an executive's or non-employee director's stock ownership is measured as of December 31 of each year by reference to the 30-day average closing price of our stock on the Nasdaq Stock Market and using each individual's base salary or base retainer then in effect.

Current and new executive officers and non-employee directors who are subject to these guidelines are expected to reach their target ownership level within five years of the date on which the guidelines were adopted or the date on which they became subject to the guidelines and to hold at least such minimum value in shares of our common stock, RSUs or vested stock options for so long as applicable. All our executive officers and directors have met or are on track to meet their ownership requirements within the five-year period.

VI. COMPENSATION TABLES

SUMMARY COMPENSATION TABLE FOR 2018

The following table provides information regarding the compensation that we paid our NEOs for services rendered during the fiscal years ended December 31, 2018, 2017 and 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Marvin S. Edwards, Jr. President and Chief Executive Officer	2018	1,091,250	—	4,666,591	2,333,323	513,406	58,843	229,932	**8,893,345**
	2017	1,056,250	—	4,666,664	2,333,328	215,594	47,318	180,211	**8,499,365**
	2016	1,022,500	—	2,666,635	1,440,581	2,007,551	44,566	444,142	**7,625,975**
Alexander W. Pease Executive VP and Chief Financial Officer	2018	468,750	—	999,995	499,994	149,964	—	5,838	**2,124,541**
Mark A. Olson Former Executive VP and Chief Financial Officer (6)	2018	213,333	1,900	—	—	68,250	—	169,093	**452,576**
	2017	634,995	—	999,978	499,986	88,135	—	16,560	**2,239,654**
	2016	614,985	—	799,975	428,677	821,063	—	16,260	**2,680,960**
Morgan C.S. Kurk Executive VP and Chief Operating Officer	2018	575,000	—	999,983	499,989	183,956	—	60,425	**2,319,353**
Peter U. Karlsson Senior VP Global Sales (7)	2018	570,000	—	833,282	416,663	182,356	20,004	95,793	**2,118,098**
	2017	549,994	—	833,290	416,661	76,337	15,915	83,510	**1,975,707**
	2016	531,232	—	519,999	280,641	584,084	15,044	157,057	**2,088,057**
Frank B. Wyatt, II Senior VP, Chief Legal Officer and Secretary	2018	535,000	—	599,944	299,991	140,954	28,659	90,753	**1,695,301**
	2017	516,249	—	599,926	299,998	59,009	23,358	75,849	**1,574,389**
	2016	501,246	500	489,971	265,066	551,114	23,407	147,614	**1,978,918**
Frank M. Drendel Chairman of the Board of Directors	2018	610,000	1,100	746,633	373,330	114,796	101,366	97,863	**2,045,088**
	2017	590,000	—	746,642	373,332	48,171	84,765	85,070	**1,927,980**
	2016	571,250	—	746,654	404,874	448,631	91,115	142,526	**2,405,050**

(1) Amounts represent payments for service award and retiree gift in 2018 for Mr. Olson (25 years), service award in 2018 for Mr. Drendel (45 years) and service award in 2016 for Mr. Wyatt (20 years).

(2) Amounts represent the grant date fair value of equity awards, which was computed in accordance with FASB ASC Topic 718 without regard to estimated forfeitures related to service-based vesting conditions. Refer to Note 12 in the Notes to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2018 for information regarding the assumptions used to value these awards. The grant date fair value of the 2018 RSUs and PSUs was determined by reference to the $38.34 closing price of our common stock on the March 1, 2018 grant date and $39.46 on the April 2, 2018 grant date. The grant date fair value of the PSU awards considered the target number of units awarded to each NEO and the anticipated performance outcome as of the grant date. The actual 2018 performance factor for the AOI PSUs was 62.7%. Assuming that the highest level of performance conditions had been achieved, the grant date fair values of the 2018 PSUs would have increased by $2,333,296 for Mr. Edwards, $499,998 for Mr. Pease, $499,992 for Mr. Kurk, $416,641 for Mr. Karlsson, $299,972 for Mr. Wyatt and $373,317 for Mr. Drendel.

(3) Amount represents AIP bonus payments by performance year. The AIP bonus payments for our NEOs in 2018, 2017 and 2016 were 37.6%, 16.3%, and 157.1% of target, respectively.

(4) Amounts represent the portion of the aggregate earnings under the SERP that are "above market."

(5) The following table shows all amounts included in the "All Other Compensation" column for 2018 for each NEO:

| Name | All Other Compensation | | | | | | |
	Company Contribution to 401(k) Plan ($)	Company Contribution under SERP ($)	Life Insurance Premiums ($)	Relocation Reimbursement ($)	Retiree Premiums ($)	Vacation Payout ($)	Total ($)
Marvin S. Edwards, Jr.	16,500	213,198	234	—	—	—	229,932
Alexander W. Pease	5,500	—	338	—	—	—	5,838
Mark A. Olson	16,500	—	135	—	50,000	102,458	169,093
Morgan C.S. Kurk	16,500	—	360	43,565	—	—	60,425
Peter U. Karlsson	10,080	85,353	360	—	—	—	95,793
Frank B. Wyatt, II	16,500	73,893	360	—	—	—	90,753
Frank M. Drendel	16,500	81,219	144	—	—	—	97,863

Note: Retiree Premiums reflects total cost to the Company assuming Mr. Olson continues coverage under a legacy retiree health benefit program for a maximum of five years.

(6) Mr. Olson retired from his position as Executive Vice President and Chief Financial Officer May 1, 2018.

(7) Mr. Karlsson became Senior Vice President, Business Transformation in December of 2018 and is no longer a Section 16 Officer upon close of the ARRIS acquisition on April 4, 2019.

GRANTS OF PLAN-BASED AWARDS IN 2018

Name	Grant Date (1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Marvin S. Edwards, Jr.											
2018 AIP(2)		682,031	1,364,063	3,123,703	—	—	—	—	—	—	—
2018 RSU(3)	3/1/2018	—	—	—	—	—	—	60,858	—	—	2,333,295
2018 PSU - AOI(4)	3/1/2018	—	—	—	15,215	30,429	60,858	—	—	—	1,166,648
2018 PSU - Revenue(5)	3/1/2018	—	—	—	15,215	30,429	60,858	—	—	—	1,166,648
2018 Stock Option(6)	3/1/2018	—	—	—	—	—	—	—	157,232	38.34	2,333,323
Alexander W. Pease											
2018 AIP(2)		199,219	398,438	912,422	—	—	—	—	—	—	—
2018 RSU(3)	4/2/2018	—	—	—	—	—	—	12,671	—	—	499,997
2018 PSU - AOI(4)	4/2/2018	—	—	—	3,168	6,336	12,672	—	—	—	250,019
2018 PSU - Revenue(5)	4/2/2018	—	—	—	3,168	6,335	12,670	—	—	—	249,979
2018 Stock Option(6)	4/2/2018	—	—	—	—	—	—	—	32,916	39.46	499,994
Mark A. Olson											
2018 AIP(2)		90,667	181,333	415,253	—	—	—		—	—	—
Morgan C.S. Kurk											
2018 AIP(2)		244,375	488,750	1,119,238	—	—	—	—	—	—	—
2018 RSU(3)	3/1/2018	—	—	—	—	—	—	13,041	—	—	499,991
2018 PSU - AOI(4)	3/1/2018	—	—	—	3,261	6,521	13,042	—	—	—	250,015
2018 PSU - Revenue(5)	3/1/2018	—	—	—	3,260	6,520	13,040	—	—	—	249,977
2018 Stock Option(6)	3/1/2018	—	—	—	—	—	—	—	33,692	38.34	499,989
Peter U. Karlsson											
2018 AIP(2)		242,250	484,500	1,109,505	—	—	—	—	—	—	—
2018 RSU(3)	3/1/2018	—	—	—	—	—	—	10,867	—	—	416,641
2018 PSU - AOI(4)	3/1/2018	—	—	—	2,717	5,434	10,868	—	—	—	208,340
2018 PSU - Revenue(5)	3/1/2018	—	—	—	2,717	5,433	10,866	—	—	—	208,301
2018 Stock Option(6)	3/1/2018	—	—	—	—	—	—	—	28,077	38.34	416,663
Frank B. Wyatt, II											
2018 AIP(2)		187,250	374,500	857,605	—	—	—	—	—	—	—
2018 RSU(3)	3/1/2018	—	—	—	—	—	—	7,824	—	—	299,972
2018 PSU - AOI(4)	3/1/2018	—	—	—	1,956	3,912	7,824	—	—	—	149,986
2018 PSU - Revenue(5)	3/1/2018	—	—	—	1,956	3,912	7,824	—	—	—	149,986
2018 Stock Option(6)	3/1/2018	—	—	—	—	—	—	—	20,215	38.34	299,991
Frank M. Drendel											
2018 AIP(2)		152,500	305,000	698,450	—	—	—	—	—	—	—
2018 RSU(3)	3/1/2018	—	—	—	—	—	—	9,737	—	—	373,317
2018 PSU - AOI(4)	3/1/2018	—	—	—	2,435	4,869	9,738	—	—	—	186,677
2018 PSU - Revenue(5)	3/1/2018	—	—	—	2,434	4,868	9,736	—	—	—	186,639
2018 Stock Option(6)	3/1/2018	—	—	—	—	—	—	—	25,157	38.34	373,330

(1) The equity awards granted on March 1, 2018 were approved by the Compensation Committee on February 13, 2018, and the equity awards granted to Mr. Pease on April 2, 2018, at the start of his employment, were approved on February 15, 2018 by unanimous written consent of the Compensation Committee.

(2) Reflects the range of awards that could potentially have been earned during 2018 under our AIP. The "Threshold" column represents the minimum amount payable when threshold performance is met for all three performance metrics. The amounts actually earned are included under the column entitled "—Non-Equity Incentive Plan Compensation" in our Summary Compensation Table for 2018.

(3) Reflects RSUs granted in 2018. These grants vest in equal annual installments over three years beginning on March 1, 2019.

(4) Reflects potential share payouts with respect to PSUs (AOI performance metric) granted in 2018 at threshold, target and maximum. The "Threshold" column represents the minimum amount payable (50% of target payout) when threshold performance is met. The "Target" column represents the amount payable (100% of target payout) if the specified performance targets are reached. The "Maximum" column represents the maximum amount payable (200% of target payout). To the extent the performance goals are met, earned shares vest on March 1, 2020. The performance is measured based on the AOI for 2018 and based on such performance, 62.7% of the PSUs granted are eligible to vest.

(5) Reflects potential share payouts with respect to PSUs (Cumulative Revenue performance metric) granted in 2018 at threshold, target and maximum. The "Threshold" column represents the minimum amount payable (50% of target payout) when threshold performance is met. The "Target" column represents the amount payable (100% of target payout) if the specified performance targets are reached. The "Maximum" column represents the maximum amount payable (200% of target payout). To the extent the performance goals are met, earned shares vest on March 1, 2021. The performance is measured based on the Cumulative Revenue for 2018 through 2020 and will be assessed after the completion of 2020.

(6) Reflects stock options granted in 2018. These grants vest in equal annual installments over three years beginning on March 1, 2019. These options have a ten-year term and provide pro rata vesting upon retirement.

NARRATIVE SUPPLEMENT TO SUMMARY COMPENSATION TABLE FOR 2018 AND GRANTS OF PLAN BASED AWARDS IN 2018 TABLE

The terms of our cash incentive plans and equity incentive awards are described under "—2018 Compensation Actions" above, our employment and severance agreements are described under "—Potential Payments upon Termination or Change in Control—Employment and Severance Protection Agreements" below, and our nonqualified deferred compensation plans are described under "—Nonqualified Deferred Compensation for 2018" below.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2018

The following table provides information regarding outstanding stock options and stock awards held by our NEOs as of December 31, 2018.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (3)	Number of Shares or Units of Stock That Have Not Vested (#)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
Marvin S. Edwards, Jr.	1/26/2010	29,147(1)	—	—	8.55	1/20/2020	—	—	—	—
	1/26/2011	1,389,033(1)	—	—	5.74	1/26/2021	—	—	—	—
	2/24/2015	94,088(1)	—	—	30.76	2/24/2025	—	—	—	—
	2/23/2016	73,888(2)	36,945	—	24.94	2/23/2026	48,722	798,554	—	—
	2/27/2017	49,508(2)	99,017	—	37.97	2/27/2027	40,968	671,466	—	—
	3/1/2018	—	157,232	—	38.34	3/1/2028	79,937	1,310,167	30,429	498,731
Alexander W. Pease	4/2/2018	—	32,916	—	39.46	4/2/2028	16,644	272,795	6,335	103,831
Mark A. Olson	1/26/2011	8,141(1)	—	—	5.74	5/1/2020	—	—	—	—
	2/24/2015	25,157(1)	—	—	30.76	5/1/2020	—	—	—	—
	2/23/2016	24,937(2)	—	—	24.94	5/1/2020	—	—	—	—
	2/27/2017	13,260(2)	—	—	37.97	5/1/2020	—	—	—	—
Morgan C.S. Kurk	2/24/2015	12,409(1)	—	—	30.76	2/24/2025	—	—	—	—
	2/23/2016	9,384(2)	4,693	—	24.94	2/23/2026	6,189	101,438	—	—
	2/27/2017	5,658(2)	11,316	—	37.97	2/27/2027	4,682	76,738	—	—
	3/1/2018	—	33,692	—	38.34	3/1/2028	17,130	280,761	6,520	106,863
Peter U. Karlsson	2/24/2015	18,113(1)	—	—	30.76	2/24/2025	—	—	—	—
	2/23/2016	14,408(2)	7,204	—	24.94	2/23/2026	9,501	155,721	—	—
	2/27/2017	8,840(2)	17,682	—	37.97	2/27/2027	7,316	119,909	—	—
	3/1/2018	—	28,077	—	38.34	3/1/2028	14,275	233,967	5,433	89,047
Frank B. Wyatt, II	2/24/2015	17,610(1)	—	—	30.76	2/24/2025	—	—	—	—
	2/23/2016	13,576(2)	6,789	—	24.94	2/23/2026	8,953	146,740	—	—
	2/27/2017	6,365(2)	12,731	—	37.97	2/27/2027	5,267	86,326	—	—
	3/1/2018	—	20,215	—	38.34	3/1/2028	10,277	168,440	3,912	64,118
Frank M. Drendel	3/24/2009	280,143(1)	—	—	2.96	3/24/2019	—	—	—	—
	1/20/2010	410,811(1)	—	—	8.55	1/20/2020	—	—	—	—
	1/26/2011	639,678(1)	—	—	5.74	1/26/2021	—	—	—	—
	2/24/2015	27,673(1)	—	—	30.76	2/24/2025	—	—	—	—
	2/23/2016	20,688(2)	10,345	—	24.94	2/23/2026	13,643	223,609	—	—
	2/27/2017	7,921(2)	15,843	—	37.97	2/27/2027	6,555	107,436	—	—
	3/1/2018	—	25,157	—	38.34	3/1/2028	12,790	209,628	4,868	79,787

(1)   Represents options which were fully vested as of December 31, 2018.
(2)   Represents options granted in 2016, 2017, and 2018. These options vest and become exercisable, subject to the continued employment of the NEO, annually over three years beginning on the first anniversary of the grant date, except with respect to Mr. Pease's 2018 grant, which was granted at the start of his employment on April 2, 2018 and will vest and become exercisable beginning on March 1, 2019, concurrent with the other NEOs. Pro rata vesting occurs upon retirement.
(3)   The options expire on the tenth anniversary of the date of grant. Mr. Olson's grants expire two years after his retirement.

(4) Represents RSUs granted in 2016, 2017, and 2018 and PSUs granted in 2016 and 2018 that are eligible for vesting. The RSUs vest, subject to the continued employment of the NEO, annually over three years beginning on the first anniversary of the grant date, except with respect to Mr. Pease's 2018 grant, which was granted at the start of his employment on April 2, 2018 and will vest and become exercisable beginning on March 1, 2019, concurrent with the other NEOs. The 2016 PSUs vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date, subject to continued employment of the NEO. The actual performance factor was 115.6% for the 2016 awards. Half of the PSUs granted in 2018 are subject to one-year AOI goals based on 2018 performance. AOI for 2018 exceeded the PSU threshold level, and therefore 62.7% of the PSUs granted subject to AOI goals are eligible to vest. The 2018 PSUs with AOI goals vest and become exercisable on March 2, 2020.

(5) Represents half of the PSUs granted in 2018 subject to three-year Cumulative Revenue goals based on 2018-2020 performance. These PSUs vest and become exercisable on March 1, 2021.

OPTION EXERCISES AND STOCK VESTED FOR 2018

The following table provides information concerning the exercise of stock options and vesting of stock awards during the year ended December 31, 2018.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Marvin S. Edwards, Jr.	160,000	4,096,910	98,541	3,825,916
Alexander W. Pease	—	—	—	—
Mark A. Olson	—	—	26,850	1,041,919
Morgan C.S. Kurk	—	—	12,399	481,290
Peter U. Karlsson	—	—	18,805	730,000
Frank B. Wyatt, II	—	—	17,075	662,526
Frank M. Drendel	178,983	3,195,610	25,548	990,981

NONQUALIFIED DEFERRED COMPENSATION FOR 2018

The Nonqualified Deferred Compensation table reflects information about the SERP and the DCP for 2018.

SERP

The SERP is an unfunded defined contribution type retirement plan maintained for the benefit of a select group of our management and/or highly compensated employees. The SERP provides for an annual credit by the Company to each participating NEO's account in an amount equal to 5% of such participant's base salary and AIP bonus for the respective year up to a cap (which in 2018 was $275,000), plus 15% of the amount in excess of the cap. Equity-based compensation is not taken into account for purposes of the SERP. In addition to annual contributions, participants' accounts generally accrue interest each year. We review the interest rate annually and set the interest rate for 2018 at 5%. There have been no participants added to the SERP since 2005.

There are generally no payments to participants from the SERP until retirement at age 55 or older with at least 10 years of service, or at age 65 without regard to any service requirement. Pursuant to the terms of the SERP, a participant generally will receive the full value of his or her account balance upon the participant's termination or resignation for any reason once eligible for retirement. However, participants (or participant's beneficiaries, in the case of a participant's death) may also receive benefits prior to retirement in the following situations: (1) if the participant dies before retirement; (2) if the participant experiences a disability (as defined in the SERP) before beginning to receive any SERP benefits; (3) if the participant's employment is involuntarily terminated, for reasons other than for cause; or (4) if the participant terminates employment for any reason other than for cause within two years after a change in control of the Company. Payment to the SERP participants generally occurs the first day of the seventh month following separation from service, except that payments resulting from termination following a change in control or terminations due to disability are paid as soon as practicable following such termination.

Messrs. Edwards, Karlsson, Wyatt and Drendel are vested in their SERP accounts and eligible for retirement, so they would receive their account balance if their employment terminated for any reason.

DCP

The DCP permits a select group of our management, including the NEOs, to defer up to 90% of their compensation (including base salary and AIP or SIP bonus payments). Participants may invest the amounts credited to their accounts in one or more notional investments that are substantially the same as the investment offerings provided under our 401(k) plan. Participants' accounts are 100% vested at all times and we do not provide matching or other Company contributions to the DCP. In general, a participant may elect to receive a distribution in a lump sum or annual installments over a period of two to ten years, which distribution will commence, per the participant's election, as follows:

- For deferrals attributable to any period before December 31, 2016, as soon as practical following (i) the participant's separation from service, or (ii) the earlier of (A) a specific date which occurs no earlier than two years from the end of the year in which the compensation is credited, or (B) the date of his or her separation (provided that if separation is due to retirement, payments will commence as of the elected specified date).

- For deferrals attributable to any period on or after January 1, 2017, as soon as practical following (i) the first day of the seventh month after the participant's separation from service, (ii) the earlier of (A) a specific date which occurs no earlier than two years, and no later than five years, from the end of the year in which the compensation is credited, or (B) the first day of the seventh month after his or her separation (provided that if separation is due to retirement, payments will commence as of the elected specified date), or (iii) a specified interval of one to five years following his or her separation (provided that this payment election is only available with respect to lump sum payments).

Upon a participant's death or disability, or upon the occurrence of a change in control of the Company, the participant's entire balance will be paid to him or her (or the participant's estate or beneficiary, as applicable) in a lump sum.

The following table depicts the value of benefits accumulated by our NEOs under the SERP and the DCP as of December 31, 2018.

NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Plan	Executive contributions in last fiscal year(1)($)	Registrant contributions in last fiscal year(2)($)	Aggregate earnings (loss) in last fiscal year(3)($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last fiscal year end(4)($)
Marvin S. Edwards, Jr.	SERP	—	213,198	163,453	—	3,645,706
	DCP	—	—	(119,825)	—	2,841,679
Alexander W. Pease	DCP	—	—	—	—	—
Mark A. Olson	DCP	—	—	4,688	—	1,871,562
Morgan C.S. Kurk	DCP	274,832	—	(21,530)	—	253,302
Peter U. Karlsson	SERP	—	85,353	55,567	—	1,252,261
	DCP	658,559	—	(123,399)	—	2,104,316
Frank B. Wyatt, II	SERP	—	73,893	79,608	—	1,745,657
	DCP	—	—	—	—	—
Frank M. Drendel	SERP	—	81,219	281,573	—	5,994,257
	DCP	—	—	—	—	—

(1) Reflects executive contributions made in 2018 for salary deferral and executive contributions made in 2018 for deferral of AIP bonus payments as included in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

(2) Registrant contributions to the SERP are equal to 5% of participant's base salary and AIP bonus payment up to a cap (which in 2018 was $275,000), plus 15% of the amount in excess of the cap. Contributions to the SERP are included in the Summary Compensation Table in the "All Other Compensation" column. The Company does not provide matching or other Company contributions to the DCP.

(3) With respect to the SERP, the portion of the aggregate earnings that are "above market" is included in the Summary Compensation table in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column.

(4) Includes amounts that were reported in the Summary Compensation Table for 2018, 2017 and 2016.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

EMPLOYMENT AND SEVERANCE PROTECTION AGREEMENTS

Each of our NEOs is party to an employment agreement or severance protection agreement that entitles him to receive certain payments upon a qualifying termination of employment.

Employment Agreements with Mr. Edwards

We are party to an employment agreement with Mr. Edwards. His agreement is on a one-year term automatically renewing on December 31 of each year, unless the Company gives written notice of non-renewal at least 90 days prior to such date. Pursuant to the agreement, in the event Mr. Edwards' employment is terminated by the Company by notice of non-renewal of the term of the agreement, by the Company for any reason other than for cause or disability or by the executive for good reason, in each case regardless of whether a change in control has occurred. Mr. Edwards will be entitled to receive his accrued compensation and each of the following:

- severance pay in an amount equal to two times the sum of (A) his then current base salary, and (B) his base salary multiplied by 1.25, payable in equal monthly installments over two years (the Termination Benefits Period) or, upon termination within twenty-four months following a change in control, in a lump sum;

- a prorated bonus under the AIP for the fiscal year in which his termination of employment occurs, based on actual performance and payable at the same time the Company pays bonuses to its other executive officers;

- a cash payment equal to the cost we would have incurred had he continued group medical, dental, vision and/or prescription drug benefit coverage for himself and his eligible dependents during the Termination Benefits Period, payable in periodic installments in accordance with our payroll practice (the Medical Coverage Payments); and

- if at the end of the Termination Benefits Period, he is not employed by another entity (including self-employment), then for six months (or his earlier re-employment) he will receive (i) an additional monthly payment equal to one-twelfth of the sum of (A) his base salary and (B) his base salary multiplied by 1.25, and (ii) continuation of the Medical Coverage Payments (provided that such Medical Coverage Payments will not cease upon re-employment unless the executive obtains such coverage or benefits pursuant to the subsequent employer's benefit plans).

For purposes of Mr. Edwards' agreement, "good reason" includes material breach of the agreement, a material diminution in duties, failure to continue in his role as sole President and CEO without his prior written consent, any reduction in salary or target bonus opportunity, relocation of his place of employment by more than twenty-five miles without his prior written consent and our failure to nominate him to our Board.

If Mr. Edwards' employment is terminated by the Company for cause or disability, by reason of his death or by the executive other than for good reason, we will pay to the executive his accrued compensation. In addition, in the event of Mr. Edwards' death, his estate will be entitled to receive a prorated bonus under the AIP for the fiscal year in which his death occurs, payable at the same time the Company pays bonuses to its other executive officers and based on actual performance.

Severance Protection Agreement with Messrs. Pease, Karlsson and Kurk

We are also party to a severance protection agreement with each of Mr. Pease, Mr. Karlsson and Mr. Kurk. Each agreement is on a two-year term automatically renewing on January 1 of each year unless the Company or the executive gives notice of non-renewal at least ninety (90) days prior to such date, except that the term may not expire prior to 24 months following a change in control of the Company (as defined in the agreement). Pursuant to the agreement, in the event that the executive's employment is terminated within 24 months after a change in control of the Company (i) by the Company for any reason other than for cause or disability or (ii) by the executive for good reason (which definition includes, among other things, an adverse change in status or duties and a reduction in salary), the executive will be entitled to receive accrued compensation and each of the following:

- severance pay in an amount equal to one times base salary for Mr. Karlsson and Mr. Kurk, or, for Mr. Pease, equal to two times the sum of (A) his then current base salary, and (B) his target annual bonus under the AIP for the year in which the termination occurs or for the immediately preceding year, if the target bonus for the year in which the termination occurs has not been approved at the time of termination;

- a prorated bonus for the fiscal year in which his termination occurs, based on the actual bonus that would have been payable to him for the year in which the termination occurs; and

- payment for continuation of the executive's and his dependents' health benefits under COBRA for 12 months (the Termination Benefits Period).

If the executive's employment is terminated by the Company within 24 months after a change in control for disability or by reason of his death, he will receive a pro rata bonus for the year of termination, based on the actual bonus that would have been payable to him for the year in which the termination occurs.

Further, if the executive's employment is terminated by the Company other than for cause at any time prior to the date of a change in control of the Company and such termination (i) occurred after we entered into a definitive agreement, the consummation of which would constitute a change in control of the Company or (ii) the executive reasonably demonstrates that such termination was at the request of a third party who has indicated an intention or has taken steps reasonably calculated to effect a change in control, such termination will be deemed to have occurred after a change in control.

Severance Protection Agreement with Mr. Wyatt

We are also party to a severance protection agreement with Mr. Wyatt. This severance protection agreement is on a 1-year term automatically renewing on January 1 of each year unless the Company or Mr. Wyatt gives notice of non-renewal at least ninety (90) days prior to such date, except that the term may not expire prior to 24 months following a change in control of the Company (as defined in the agreement). Pursuant to the agreement, in the event Mr. Wyatt's employment is terminated within 24 months after a change in control of the Company (i) by the Company for any reason other than for cause or disability or (ii) by Mr. Wyatt for good reason (which definition includes, among other things, an adverse change in status or duties, a reduction in salary or benefits, and a relocation of Mr. Wyatt's place of employment by more than twenty-five miles), Mr. Wyatt will be entitled to receive accrued compensation and each of the following:

- severance pay in an amount equal to one and one-half times Mr. Wyatt's then current base salary plus one and one-half times the target annual incentive payable to Mr. Wyatt under the AIP for the fiscal year immediately preceding the fiscal year of termination of employment;

- a prorated bonus under the AIP for the fiscal year in which his termination occurs, based on the actual bonus paid or payable to Mr. Wyatt under the AIP in respect of the year immediately preceding the year of termination of employment;

- continuation of Mr. Wyatt's and his dependents' and beneficiaries' life insurance, disability, medical, dental and hospitalization benefits for 18 months (the Termination Benefits Period);

- if, at the end of the Termination Benefits Period, Mr. Wyatt is not employed by another employer (including self-employment), then for six months (or his earlier re-employment with another entity) he will receive (i) an additional monthly payment equal to one-twelfth of his then current base salary plus one-twelfth of the target annual incentive payable to Mr. Wyatt for the fiscal year immediately preceding the fiscal year of termination of employment, and (ii) continuation of the benefits discussed in the bullet above (provided that such benefits will not cease upon re-employment unless Mr. Wyatt obtains such coverage or benefits pursuant to the subsequent employer's benefit plans); and

- reimbursement for (i) outplacement assistance services (up to 25% of the sum of Mr. Wyatt's then-current year salary and prior year target bonus), (ii) tax and financial planning assistance (up to $2,000) and (iii) relocation expenses under certain circumstances.

If Mr. Wyatt's employment is terminated by the Company within 24 months after a change in control of the Company for cause or disability, by reason of his death or by Mr. Wyatt other than for good reason, we will pay to Mr. Wyatt his accrued compensation and any earned but unpaid bonus or incentive compensation. In addition, in the case of a termination of employment by the Company for disability or due to Mr. Wyatt's death, he will receive a pro rata bonus for the year of termination based on the actual bonus paid or payable to Mr. Wyatt under the AIP in respect of the year immediately preceding the year of termination.

Further, if Mr. Wyatt's employment is terminated by the Company other than for cause at any time prior to the date of a change in control of the Company and such termination (i) occurred after we entered into a definitive agreement, the consummation of which would constitute a change in control of the Company or (ii) Mr. Wyatt reasonably demonstrates that such termination was at the request of a third party who has indicated an intention or has taken steps reasonably calculated to effect a change in control of the Company, such termination will be deemed to have occurred after a change in control.

Employment Agreement with Mr. Drendel

Mr. Drendel's employment agreement is a one-year term automatically renewing on December 31 of each year unless the Company or Mr. Drendel gives written notice of non-renewal at least 90 days prior to such date. Pursuant to the agreement, in the event his employment is terminated by the Company by notice of non-renewal of the term of the agreement, by the Company for any reason other than for cause or by Mr. Drendel for any reason, in each case regardless of whether a change in control has occurred, he will be entitled to receive his accrued compensation and each of the following: (i) an amount (the Severance Payment) equal to two times the sum of (X) his base salary and (Y) his base salary multiplied by 0.50, payable in a lump sum payment within thirty days following termination; and (ii) a cash payment equal to the cost the Company would have incurred had he continued group medical, dental, vision and/or prescription drug benefit coverage for himself for 24 months following his termination of employment, payable in periodic installments in accordance with our payroll practice.

If Mr. Drendel's employment is terminated by the Company for cause or by reason of his death, we will pay to him his accrued compensation. In addition, in the event of Mr. Drendel's death, his estate will be entitled to receive the Severance Payment payable in a lump sum payment within thirty days following his death.

280G Tax Gross-Up Provisions

The employment agreements with Messrs. Edwards and Drendel and the severance protection agreement with Mr. Wyatt provide for a gross-up payment by the Company in the event that the total payments the executive receives under the agreement, or otherwise (for example, due to accelerated vesting of equity), are subject to the excise tax under Section 4999 of the Internal Revenue Code. In such an event, we will pay an additional amount so that the executive is made whole on an after-tax basis from the effect of the excise tax. Messrs. Pease's, Kurk's and Karlsson's severance protection agreements do not contain any provision with respect to gross-up payments or cut-backs in the event of such excise taxes.

Restrictive Covenants

Messrs. Edwards' and Drendel's employment agreements each contain cooperation and confidentiality covenants that apply during and following the executives' respective employment with the Company. The agreements also contain certain non-compete and non-solicitation obligations that continue for a certain period following termination of employment, as follows: 24 months, in the case of Mr. Edwards and up to an additional six months if the Mr. Edwards continues to receive the benefits discussed above following the conclusion of his Termination Benefits Period), and 60 months, in the case of Mr. Drendel. Messrs. Pease's, Kurk's, Karlsson's and Wyatt's severance protection agreements do not contain any restrictive covenants.

Severance Policy

We maintain a general severance policy that applies to all U.S. and Canada based employees. Pursuant to this policy, employees may receive severance benefits and a COBRA or Retirement Health supplement in the event of an involuntary separation due to a reduction in force, lack of work, closure of a facility, or position elimination. No severance benefits are paid in the event of a voluntary resignation, involuntary termination for cause, termination due to a sale of assets or operations if the employee is offered continued employment with the acquiror in the same general work location, or position elimination if the employee is offered a comparable or better position in the same general work location. The severance period varies based on job level and years of service and cannot exceed 52 weeks.

The following table sets forth the estimated amount of the payments and benefits each of our NEOs would receive under the termination of employment scenarios identified therein, in each case assuming a termination of employment on December 31, 2018. The payments and benefits described and quantified below are in addition to the compensation and benefits that would already be vested upon the NEO's termination of employment, including accrued but unpaid salary, accrued but unused vacation pay, amounts previously earned and deferred under the DCP and payments and benefits accrued under the 401(k) plan and the SERP.

As noted above, Mr. Olson retired in April 2018. Mr. Olson did not receive any severance upon retirement. Mr. Olson is eligible to participate in a retiree health benefit program for legacy employees of Andrew Corporation. This is not an executive-only program and applies to all U.S. based legacy Andrew employees who as of August 31, 2004 were 45 years of age or older and had a minimum of 10 years of service. Under the program, Mr. Olson can continue medical, dental and vision benefits for him, his spouse and eligible dependents for up to age 65 or until covered by Medicare, whichever occurs first. The Company's cost under the program is limited to the average cost of $10,000 per participant, and Mr. Olson is responsible for costs above this amount. The Company's cost under the program, assuming that Mr. Olson continues to participate for five years, when he turns age 65, would be $50,000.

Name	Payment	Termination for Cause ($)	Resignation Without Good Reason ($)	Death or Disability ($)	Termination Without Cause or Resignation for Good Reason Prior to a Change in Control ($)	Termination Without Cause or Resignation for Good Reason After a Change in Control ($)
Marvin S. Edwards, Jr.	Cash severance[1]	—	—	—	6,187,500	6,187,500
	Pro rata bonus	—	513,406[2]	513,406[3]	513,406[2]	1,364,063[4]
	Benefit continuation[1]	—	—	—	30,363	30,363
	Gross-Up[5]	—	—	—	—	—
	Total	**—**	**513,406**	**513,406**	**6,731,269**	**7,581,926**
Alexander W. Pease	Cash severance	—	—	—	156,250[6]	2,046,875
	Pro rata bonus	—	—	149,964[2]	—	398,438[4]
	Benefit continuation	—	—	—	3,954[6]	15,817
	Total	**—**	**—**	**149,964**	**160,204**	**2,461,130**
Morgan C.S. Kurk	Cash severance	—	—	—	431,250[6]	1,063,750
	Pro rata bonus	—	—	183,956[2]	—	488,750[4]
	Benefit continuation	—	—	—	4,153[6]	5,537
	Total	**—**	**—**	**183,956**	**435,403**	**1,558,037**
Peter U. Karlsson	Cash severance	—	—	—	575,000[6]	1,059,500
	Pro rata bonus	—	182,356[2]	182,356[2]	182,356[2]	484,500[4]
	Benefit continuation	—	—	—	16,067[6]	16,067
	Total	**—**	**182,356**	**182,356**	**773,423**	**1,560,067**
Frank B. Wyatt, II	Cash severance	—	—	—	540,000[6]	1,802,748[1]
	Pro rata bonus	—	140,954[2]	140,954[2]	140,954[2]	374,500[4]
	Benefit continuation	—	—	—	15,817[6]	31,634[1]
	Other Benefits[7]	—	—	—	—	227,344
	Gross-Up[5]	—	—	—	—	—
	Total	**—**	**140,954**	**140,954**	**696,771**	**2,436,226**
Frank M. Drendel	Cash severance	—	1,845,000	1,845,000	1,845,000	1,845,000
	Pro rata bonus	—	114,796[2]	114,796[2]	114,796[2]	305,000[4]
	Benefit continuation	—	11,258	—	11,258	11,258
	Gross-Up[5]	—	—	—	—	—
	Total	**—**	**1,971,054**	**1,959,796**	**1,971,054**	**2,161,258**

(1) Assumes that the executive is not self-employed or employed by another entity at the end of the Termination Benefits Period and, accordingly, receives an additional six months of severance and an additional six months of benefits continuation.

(2) Pursuant to the terms of the AIP, participants are eligible to receive, in the discretion of the Compensation Committee, a pro rata portion of their award, based upon actual achievement of applicable performance objectives, if their employment is terminated due to death, disability or retirement (at age 65 or at age 55 with at least 10 years of service with the Company, or earlier with prior approval of the Company). As of December 31, 2018, each of Messrs. Edwards, Karlsson, Wyatt and Drendel was retirement eligible under the AIP. Amounts shown in the table assume that the Compensation Committee approved such pro rata payouts.

(3) Pursuant to Mr. Edwards' agreement, he would receive a pro rata bonus, based upon actual achievement of applicable performance objectives, upon a termination due to death, but not due to disability.

(4) Pursuant to the terms of the AIP, in the event of a change in control of the Company (as defined in the AIP), within 30 days thereafter, we will pay to each participant immediately prior to such change in control (regardless of whether such participant remains in the employ of the Company following the change in control) an award equal to his or her target incentive for the AIP plan cycle then underway (prorated to the date of the change in control). Pursuant to the agreements with the NEOs other than Mr. Drendel, in the event of a termination of employment following a change in control, the executive would receive a pro rata bonus based on actual achievement of applicable performance objectives (or, for Mr. Wyatt, actual performance for the prior year's bonus). Because actual performance was less than target performance, amounts shown in the table reflect the 2018 target amount under the AIP.

(5) Estimate of gross-up payment also assumes acceleration of vesting our outstanding and unvested equity incentive awards, see below discussion under the heading "—Equity Incentive Awards."

(6) Assumes that severance is paid pursuant to the general severance policy for U.S. employees.

(7) Reflects reimbursement of outplacement expenses and for tax and financial planning services. Note that, in certain circumstances, Mr. Wyatt would also be entitled to reimbursement for costs of relocation following a termination of employment; however, estimates of these costs are not included in the amounts above.

SERP

Pursuant to the terms of the SERP, a participant generally will receive the full value of his account balance upon his termination or resignation for any reason once he is eligible for retirement, subject to applicable 409(A) payment delay. Messrs. Edwards, Karlsson, Wyatt and Drendel are vested in their SERP accounts and eligible for retirement so they would receive the amounts shown in the column of the Nonqualified Deferred Compensation table entitled "Aggregate balance at last fiscal year end" were their employment terminated for any reason on December 31, 2018.

The value of their SERP accounts is based on an assumed effective date of December 31, 2018 shown in the column of the Nonqualified Deferred Compensation table entitled "Aggregate balance at last fiscal year end."

Payment to the SERP participants generally occurs on the first day of the seventh month following termination, except that payments resulting from termination following a change in control of the Company or terminations due to death or disability are paid as soon as practicable following such termination.

Equity Incentive Awards

The non-qualified option award agreements and the RSU award agreements under which the NEOs received awards in February 2016 or later provide that all awards granted pursuant to those award agreements will become immediately vested and, in the case of option awards, become fully exercisable, in the event of any of the following:

- the termination of a participant's service due to death or disability,

- a change in control of the Company in which the awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control, or

- a change in control of the Company in which the awards are assumed or equitably converted, but the participant's employment is terminated without "cause" or the participant resigns for "good reason" within two years following the change in control.

The PSU agreements under which the NEOs received grants in February 2016 or later provide for similar treatment as described above for the options and RSUs, provided that if the participant's death or disability occurs during the performance period, the PSUs will be prorated and will vest based on actual achievement over the performance period. In the event of a change in control of the Company in which the awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control, or a change in control of the Company in which the awards are assumed or equitably converted, but the participant's employment is terminated without "cause" or the participant resigns for "good reason" within two years following the change in control, the PSUs will be prorated and will vest based on deemed performance of target level if the change of control falls within the first half of the performance period or based on the actual performance measured at the date of the change in control if the change in control falls within the second half of the performance period.

The following table presents the value (based on the Company's closing stock price on December 31, 2018 of $16.39 or in the case of options, the excess of such closing stock price over the exercise price) of equity awards that would become vested upon a termination due to death or disability, a change in control in which the awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control, or a change in control in which the awards are assumed or equitably converted but the participant's employment is terminated without "cause" or the participant resigns for "good reason" within two years following the change in control of the Company, assuming that any such events had occurred on December 31, 2018. The amounts for PSUs granted in 2018 with the AOI performance metric are based on actual performance of 62.7%, and the amounts for PSUs with the Cumulative Revenue metric are based on target performance. The achievement for 2016 and 2017 grants was 115.6% and 0%, respectively.

	Change in Control			Death or Disability		
	Options ($)	PSU ($)	RSU ($)	Options ($)	PSU ($)	RSU ($)
Marvin S. Edwards, Jr.	—	957,708	1,961,015	—	957,708	1,961,015
Alexander W. Pease	—	94,190	207,678	—	94,190	207,678
Morgan C.S. Kurk	—	161,272	327,587	—	161,272	327,587
Peter U. Karlsson	—	179,358	354,974	—	179,358	354,974
Frank B. Wyatt, II	—	151,077	268,238	—	151,077	268,238
Frank M. Drendel	—	214,008	348,827	—	214,008	348,827

C<small>OMPENSATION</small>-R<small>ELATED</small> R<small>ISK</small> A<small>SSESSMENT</small>

Our Compensation Committee, with the assistance of our management, through the human resources, finance and legal departments, has analyzed the potential risks arising from our compensation policies and practices and has determined that there are no such risks that are reasonably likely to have a material adverse effect on the Company.

CEO P<small>AY</small> R<small>ATIO</small>

Under Commission rules, we are required to calculate and disclose the ratio of our median employee's annual total compensation to the total annual compensation of our Chief Executive Officer.

To identify our median employee for purposes of reporting the CEO pay ratio in our 2018 Proxy Statement, we compiled a list of all worldwide full-time, part-time, seasonal and temporary employees employed by us and our consolidated subsidiaries as of October 31, 2017. The compensation measure we used to determine our median employee included annual base salary as of October 31, 2017; an estimate of overtime based on average overtime worked considering the job position and country of the employee; and incentive compensation based on targets. We believe this compensation measure is a reasonable measure that can be consistently applied to our over 20,000 employees across the world in order to yield an accurate representation of our median employee. There has been no change in our employee population or compensation arrangements that we believe would significantly impact our pay ratio disclosure. Accordingly, as permitted under Commission rules, we are using the same median employee in this Proxy Statement.

Mr. Edwards had 2018 annual total compensation of $8,893,345 as reflected in the Summary Compensation Table included in this Proxy Statement. Our median employee's annual total compensation for 2018, calculated in the same manner as Mr. Edwards' annual total compensation, was $12,917. As a result, Mr. Edwards' annual total compensation is 688 times that of our median employee.

We have a team of over 20,000 employees to serve customers in over 100 countries through a network of more than 30 manufacturing and distribution facilities strategically located around the globe. We utilize lower-cost geographies for high labor content products while investing in largely automated plants in higher-cost regions close to customers. Most of our manufacturing employees are located in lower-cost geographies such as Mexico, China, India and the Czech Republic and are compensated at the market rate based on their geographic location and their job type. This drives a higher pay ratio between our median employee and our Chief Executive Officer when compared to companies with primarily U.S. operations or those manufacturers that are not as labor intensive. We believe this pay ratio is a reasonable estimate calculated in a manner consistent with Commission rules.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2018, with respect to the shares of our common stock that may be issued under our existing equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders	4,652,359	$15.51	10,624,472
Equity compensation plans not approved by security holders	—	—	—
Total	4,652,359	$15.51	10,624,472

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors consists of the four directors named below, each of whom meets the independence standards of Nasdaq and the rules of the Commission.

The Compensation Committee of the Board of Directors has reviewed and discussed with management the "Compensation Discussion and Analysis," or CD&A, section of this Proxy Statement required by Item 402(b) of Regulation S-K promulgated by the Commission. Based on the Committee's review and discussions with management, the Committee recommended to the Board of Directors that the CD&A be included in the Company's 2018 Annual Report on Form 10-K and in this Proxy Statement.

Stephen C. Gray (Chair)
L. William Krause
Claudius E. Watts, IV
Campbell R. Dyer

PROPOSAL No. 4:

APPROVAL OF OUR 2019 LONG-TERM INCENTIVE PLAN

BACKGROUND

On May 8, 2019, the Board of Directors adopted, subject to stockholder approval at the Annual Meeting, the CommScope Holding Company, Inc. 2019 Long-Term Incentive Plan (2019 Plan). The 2019 Plan will become effective as of the date it is approved by the stockholders and seeks an authorization of 8.0 million shares.

The 2019 Plan is intended to serve as the successor to the CommScope Holding Company, Inc. Amended and Restated 2013 Long-Term Incentive Plan (Prior Plan). As of May 15, 2019, there were approximately 15.3 million shares of our common stock subject to outstanding awards under the Prior Plan and approximately 0.6 million shares of our common stock reserved and available for future awards under the Prior Plan.

In addition, following our acquisition of ARRIS on April 4, 2019, we assumed a portion of the ARRIS International plc 2016 Stock Incentive Plan (ARRIS Plan). Under Nasdaq rules, we may issue awards under the ARRIS Plan to individuals who were not employed by CommScope or its subsidiaries at the time of the merger. All of the remaining shares under the assumed ARRIS Plan were used to grant replacement restricted stock units to ARRIS employees in connection with the transaction. The remainder of the replacement restricted stock units were granted under the Prior Plan. As of May 15, 2019, there were approximately 2.1 million shares of our common stock subject to outstanding awards under the ARRIS Plan and zero shares for future awards under the ARRIS Plan.

If the stockholders approve the 2019 Plan, all future equity awards will be made from the 2019 Plan, and we will not grant any additional awards under the Prior Plan or the ARRIS Plan. Shares remaining available for grant under the Prior Plan and the ARRIS Plan will carry over into the 2019 Plan and be available for grant thereunder. The 8,000,000 share authorization being sought includes 569,478 shares being carried over from the Prior Plan and the ARRIS Plan.

The Compensation Committee believes the number of shares available under the Prior Plan and the ARRIS Plan will not be sufficient to make the grants it believes will be needed over the next few years to provide adequate long-term equity incentives to our key employees. Approval of the 2019 Plan will enable the Company to continue making equity compensation grants that serve as incentives to recruit and retain key employees and to continue aligning the interests of its employees with stockholders.

PLAN DEVELOPMENT

The terms of the 2019 Plan, including the initial share authorization, were established during multiple Compensation Committee meetings that focused on creating a long-term incentive plan that would be most effective in retaining our key leaders after the closing of the ARRIS transaction and providing strong incentives to capitalize on the unique opportunities presented by the acquisition of ARRIS. In particular, the Compensation Committee considered the challenges of effectively integrating ARRIS, our projected share usage, market data provided by Compensia, and the expected role of equity compensation in the combined CommScope-ARRIS organization. Key factors that we believe are critical for shareholders to consider in evaluating our use of equity over time as well as the proposed authorization for the 2019 Plan include:

- The acquisition of ARRIS broadens our population of key employees and will require more shares be available to make meaningful equity awards in future years

- We have historically been conservative in our use of equity

- Gross burn rate is significantly below the ISS threshold for our industry sector and below the 50th percentile of our compensation peer group
- Executive equity is heavily weighted to instruments that require strong performance for the delivery of value, including one-third of target value granted in the form of PSUs and one-third in the form of time vesting stock options

- Our current issued overhang of 9.3% is impacted by factors specific to our acquisition of ARRIS
  - Our acquisition of ARRIS was completed with cash, resulting in a balance sheet that is more leveraged than that of most comparable companies and increasing overhang and burn rates statistics, which are both expressed as a percent of equity capital
  - The acquisition of ARRIS increases our total headcount by approximately 7,000 employees, including a significant percentage who historically have been eligible for annual equity grants

- Our equity compensation historically has been heavily weighted to performance-based incentives
  - Performance shares granted to our executives in 2016, 2017 and 2018 and tied to 1-year AOI were earned at 115.6%, 0% and 62.7% of target, respectively
  - Approximately 11.6 million outstanding equity awards are in the form of stock options, including 3.8 million for which vesting is tied to our EBITDA performance over a 5-year time horizon

- Our overhang includes approximately 7.5 million outstanding options granted in connection with a program we believe will be critical to the successful integration of ARRIS
  - In May 2019, we approved a front-loaded equity grant strategy for our senior leadership team
  - The program, described in more detail below, is called that Executive Performance Option Plan (EPOP) and provides strong alignment of incentives with metrics we believe are critical for shareholder value creation

As noted above, approximately 7.5 million of our outstanding equity awards were granted in May 2019 in connection with the EPOP. This approach to equity compensation was developed following the announcement of our acquisition of ARRIS and applies to the senior leadership of the combined company, including our NEOs. Stock options granted in the program will replace executive equity compensation during our fiscal 2019, 2020 and 2021 and vest over a five-year time horizon. In addition, the vesting of 50% of the options granted to each participant requires achievement of pre-established adjusted EBITDA goals for each fiscal year through fiscal 2023. All EPOP options are granted with the same terms to all participants, including those from both legacy CommScope and legacy ARRIS organizations, to ensure equal outcomes during the full duration of the program.

The Compensation Committee approved the EPOP as a critical tool supporting the success of the combined CommScope-ARRIS organization and for retaining key personnel who will be instrumental to shareholder value creation. The program delivers compensation entirely in the form of stock options and incorporates adjusted EBITDA targets as the metric that we believe will be a key driver of shareholder value creation. Although the use of options and a front-loaded equity approach increases our overhang in traditional metrics, the Compensation Committee believes the benefits of the program outweigh this consideration. Based on analysis completed during the design of the program, the EPOP provides participating employees an opportunity to increase their realized compensation relative to our historical approach to equity for our most senior employees, which included annual grants in a mix of stock options, RSUs, and PSUs. However, this increase in realized compensation will only be possible of we achieve challenging adjusted EBITDA projections that were developed in connection with the ARRIS acquisition.

With a history of using equity as a compensation tool well within the norms of market practice and accounting for the impact of our acquisition of ARRIS as well as the critical role of the EPOP in supporting our long-term business strategy and operating objectives, we believe that stockholder support for the 2019 Plan is warranted. We expect that the shares requested under the 2019 Plan will provide for grants to non-executive personnel of the combined company for the remainder of 2019 and for 2020. A summary of the 2019 Plan is set forth below. This summary is qualified in its entirety by the full text of the 2019 Plan, which is attached to this Proxy Statement as Appendix B.

KEY DATA RELATING TO OUTSTANDING EQUITY AWARDS AND SHARES AVAILABLE

The following table includes information regarding outstanding equity awards and shares available for future awards under the Prior Plan and the ARRIS Plan as of May 15, 2019 (without giving effect to approval of the 2019 Plan under this Proposal):

	Existing Plans (1)
Total shares underlying outstanding stock options	11,606,326 (2)
Weighted-average exercise price of outstanding stock options	$17.74
Weighted-average remaining contractual life of outstanding stock options	7.9 years
Total shares underlying time-based outstanding unvested full value awards	5,647,866
Total shares underlying performance-based outstanding full value awards	133,261 (2)
Total shares currently available for grant	569,478 (3)
Common stock outstanding	193,622,692
Market closing price of common stock	$18.60

(1) Includes information regarding all outstanding equity awards and shares available for future awards, which are all under the Prior Plan and the ARRIS Plan. As of May 15, 2019, no other predecessor plans have awards outstanding or shares available for future awards.

(2) Assumes performance-based awards will vest and pay out based on target performance levels being achieved.

(3) Represents shares available for future awards under the Prior Plan and under the ARRIS Plan. If the 2019 Plan is approved, shares remaining available for grant under the Prior Plan and the ARRIS Plan will carry over into the 2019 Plan and be available for grant thereunder and are included in the proposed 8,000,000 share authorization.

PROMOTION OF SOUND CORPORATE GOVERNANCE PRACTICES

We have designed the 2019 Plan to include a number of features that reinforce and promote alignment of equity compensation arrangements for employees, officers, consultants and non-employee directors with the interests of stockholders and the Company. These features include, but are not limited to, the following:

- **No Discounted Stock Options or Stock Appreciation Rights (SARs).** Stock options and SARs may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date.
- **Prohibition on Repricing.** The exercise price of a stock option or SAR may not be reduced, directly or indirectly, without the prior approval of stockholders, including the exchange for cash or another award or by a cash repurchase of "underwater" awards.
- **Minimum Vesting Requirements.** Subject to certain limited exceptions, awards granted under the 2019 Plan will be subject to a minimum vesting period of one year or will be granted solely in exchange for foregone cash compensation.

- **No Liberal Share Recycling.** Shares retained by or delivered to the Company to pay the exercise price of a stock option or SAR or to satisfy tax withholding obligations in connection with the exercise, vesting or settlement of an award count against the number of shares remaining available under the 2019 Plan.
- **No Dividends on Unearned Awards.** The 2019 Plan prohibits the current payment of dividends or dividend equivalent rights on unearned awards.
- **No Single-Trigger Change of Control Vesting.** If awards granted under the 2019 Plan are assumed by the successor entity in connection with a change of control of the Company, such awards will not automatically vest and pay out upon the change of control.
- **No Tax Gross-Ups.** The 2019 Plan does not provide for any tax gross-ups. See "280G Gross-Up Provisions" on page 68 for information regarding the gross-up provisions in the employment agreements with Messrs. Edwards and Drendel and the severance protection agreement with Mr. Wyatt.
- **Awards Subject to Clawback Policy.** Awards under the 2019 Plan will be subject to the Company's clawback policy or any other compensation recoupment policy that the Company may adopt from time to time.

SUMMARY OF THE 2019 PLAN

PURPOSE AND ELIGIBILITY. The purpose of the 2019 Plan is to promote the Company's success by linking the personal interests of its employees, officers, directors and consultants to those of the Company's stockholders, and by providing participants with a strong, clear incentive for outstanding performance, successful and accretive integration of ARRIS and achievement of specific financial goals over the next five years. As of May 15, 2019, approximately 4,000 employees and 9 non-employee directors would be eligible to participate in the 2019 Plan.

ADMINISTRATION. The 2019 Plan will be administered by the Compensation Committee of the Board of Directors. The Committee will have the authority to: designate participants; grant awards; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2019 Plan; and make all other decisions and determinations that may be required under the 2019 Plan.

AWARDS TO NON-EMPLOYEE DIRECTORS. Notwithstanding the above, awards granted under the 2019 Plan to the Company's non-employee directors will be made only in accordance with the terms, conditions and parameters of a plan, program or policy for the compensation of non-employee directors as in effect from time to time. In 2019, directors will be granted RSUs which provide adequate incentives for strong performance without distracting from the directors' important role in risk management.

PERMISSIBLE AWARDS. The 2019 Plan authorizes the granting of awards in any of the following forms:

- market-priced options to purchase shares of our common stock, which may be designated under the Code as nonstatutory stock options or incentive stock options;

- stock appreciation rights, which give the holder the right to receive an amount (payable in cash or stock, as specified in the award agreement) equal to the excess of the fair market value per share of our common stock on the date of exercise over the base price of the award (which cannot be less than the fair market value of the underlying stock as of the grant date);

- restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Committee;

- stock units, (including restricted stock units and deferred stock units) which represent the right to receive shares of common stock (or an equivalent value in cash or other property, as specified in the award agreement) at a designated time in the future and subject to any vesting requirement as may be set by the Committee;

- performance awards, which represent any award of the types listed above which have a performance-vesting component based on the achievement, or the level of achievement, of one or more performance goals during a specified performance period, as established by the Committee;

- other stock-based awards that are denominated or payable in, valued by reference to, or otherwise based on, shares of common stock;

- cash-based awards, including performance-based annual bonus awards.

SHARES AVAILABLE FOR AWARDS. Subject to proportionate adjustment in the event of stock splits and similar events, the aggregate number of shares of common stock that may be issued under the 2019 Plan is 8.0 million shares, plus a number of additional shares (not to exceed 17.4 million) underlying awards outstanding as of the effective date of the 2019 Plan under the Prior Plan and the ARRIS Plan that thereafter terminate or expire unexercised, or are cancelled, forfeited or lapse for any reason. The maximum number of shares that may be issued upon exercise of incentive stock options granted under the 2019 Plan is 8.0 million.

SHARE COUNTING. Shares subject to awards that terminate or expire unexercised, or are cancelled, forfeited or lapse for any reason, and shares underlying awards that are ultimately settled in cash, will again be available for future grants of awards under the 2019 Plan. To the extent that the full number of shares subject to a full-value award is not issued for any reason, including by reason of failure to achieve maximum performance goals, the unissued shares originally subject to the award will be added back to the plan share reserve. Shares delivered by the participant or withheld from an award to satisfy tax withholding requirements, and shares delivered or withheld to pay the exercise price of an option, will not replenish the plan share reserve. For SARs settled in shares, the full number of shares underlying the award (rather than any lesser number based on the net number of shares actually delivered upon exercise) will count against the plan share reserve. The Committee may grant awards under the 2019 Plan in substitution for awards held by employees of another entity who become employees of the Company as a result of a business combination, and such substitute awards will not count against the plan share reserve.

LIMITATIONS ON AWARDS. The maximum number of shares of common stock subject to stock options or SARs that may be granted under the 2019 Plan in any calendar year to any one participant is 4.0 million each. The maximum number of shares of common stock underlying awards of restricted stock, restricted stock units and deferred stock units that may be granted under the 2019 Plan in any calendar year to any one participant, in the aggregate, is 4.0 million. The maximum amount that may be paid to any one participant with respect to any calendar year for performance awards granted under the 2019 Plan is $10.0 million for performance awards payable in cash and 4.0 million shares for performance awards payable in shares. For performance awards with multi-year performance periods, the amount of cash or number of shares deemed paid with respect to any one calendar year is the total amount earned for the performance period divided by the number of calendar year periods within the performance period.

LIMITATION OF NON-EMPLOYEE DIRECTOR COMPENSATION. The maximum aggregate number of shares subject to awards that may be granted under the 2019 Plan to any non-employee director in any calendar year is limited to a number that, combined with any cash meeting fees or cash retainers, does not exceed $1,000,000 in total value, or $2,000,000 in total value in the case of a non-employee Chairman of the Board or Lead Director.

MINIMUM VESTING REQUIREMENTS. Except in the case of awards issued in lieu of fully-vested cash awards and substitute awards granted in a business combination, full-value awards, options and SARs issued under the 2019 Plan shall be subject to a minimum vesting period of one year. For awards issued to non-employee directors, the minimum vesting period may be the approximately one year period between annual meetings. However, the Committee may at its discretion, grant full-value awards, options and SARs without the minimum vesting requirements described above with respect to awards covering 5% or fewer of the total number of shares authorized under the 2019 Plan. In addition, the minimum vesting requirement does not apply to accelerated exercisability or vesting of any award in cases of death, disability or a change in control.

TREATMENT OF AWARDS UPON DEATH OR DISABILITY. Unless otherwise provided in an award agreement or any special plan document governing an award, upon termination of a participant's service by reason of death or disability:

- all outstanding options, stock appreciation rights and other awards, or the portions of such awards, that are solely subject to time-based vesting restrictions will become fully vested; and

- all outstanding options, stock appreciation rights and other awards, or the portions of such awards, that are solely subject to performance-based vesting restrictions will be prorated, based on the time elapsed during the performance period, and the prorated portion will remain outstanding and eligible to vest based on actual performance over the applicable performance period.

TREATMENT OF AWARDS UPON A CHANGE OF CONTROL. Unless otherwise provided in an award agreement or any special plan document governing an award:

(A)   upon the occurrence of a change of control of the Company in which awards under the 2019 Plan are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control in a manner approved by the Committee or the Board:

- all outstanding options and stock appreciation rights will become fully vested and exercisable, and all time-based vesting restrictions on outstanding awards will lapse; and

- the payout opportunities attainable under outstanding performance-based awards will vest based on target or actual performance (depending on whether the change in control occurs during the first half or the second half of the performance period) and the awards will payout on a pro rata basis, based on the time elapsed prior to the change in control.

(B)   upon the occurrence of a change of control of the Company in which awards under the 2019 Plan are assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control, if within two years after the effective date of the change of control, a participant's employment is terminated without Cause or the participant resigns for Good Reason (as such terms are defined in the 2019 Plan), then:

- all of that participant's outstanding options and stock appreciation rights will become fully vested and exercisable, and all time-based vesting restrictions on that participant's outstanding awards will lapse; and

- the payout opportunities attainable under outstanding performance-based awards will vest based on target or actual performance (depending on the time during the performance period in which the date of termination occurs) and the awards will payout on a pro rata basis, based on the time elapsed prior to the date of termination.

DISCRETION TO ACCELERATE VESTING. The Committee may, in its sole discretion, determine that all or a portion of a participant's awards shall become fully or partially exercisable, that all or a portion of the restrictions on the participant's awards shall lapse, and/or any performance-based criteria with respect such awards shall be deemed satisfied. Any such exercise of discretion will be subject to the minimum vesting requirements described above, other than in cases of death, disability or a change in control.

ANTI-DILUTION ADJUSTMENTS. In the event of a transaction between us and our stockholders that causes the per-share value of our common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend), the share authorization limits and annual award limits under the 2019 Plan will be adjusted proportionately, and the Committee shall make such adjustments to the 2019 Plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction.

AMENDMENT AND TERMINATION OF THE 2019 PLAN. No awards may be granted under the 2019 Plan after the tenth anniversary of the effective date of the plan. The Board or the Committee may amend, suspend or terminate the 2019 Plan at any time, except that no amendment may be made without the approval of the Company's stockholders if stockholder approval is required by any federal or state law or regulation or by the rules of any stock exchange on which the common stock may then be listed, or if the amendment, alteration or other change materially increases the benefits accruing to participants, increases the number of shares available under the 2019 Plan or modifies the requirements for participation under the 2019 Plan, or if the Board or Committee in its discretion determines that obtaining such stockholder approval is for any reason advisable. No amendment or termination of the 2019 Plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award. The Committee may amend or terminate outstanding awards at any time, except that no amendment or termination of outstanding award may, without the written consent of the participant, reduce or diminish the value of such outstanding awards.

PROHIBITION ON REPRICING. Without the prior consent of the Company's stockholders, outstanding stock options and SARs cannot be repriced, directly or indirectly, nor may stock options or SARs be cancelled in exchanged for stock options or SARs with an exercise or base price that is less than the exercise price or base price of the original stock options or SARs. In addition, the Company may not, without the prior approval of stockholders, repurchase an option or stock appreciation right for value from a participant if the current market value of the underlying stock is lower than the exercise price per share of the option or stock appreciation right.

LIMITATIONS ON TRANSFER; BENEFICIARIES. No right or interest of a participant in any award may be pledged or encumbered to or in favor of any person other than the Company or an affiliate, or be subject to any lien, obligation or liability of the participant to any person other than the Company or an affiliate. Except to the extent otherwise determined by the Committee with respect to awards other than incentive stock options, no award may be assignable or transferable by a participant otherwise than by will or the laws of descent and distribution.

CLAWBACK POLICY. Awards under the 2019 Plan will be subject to the Company's clawback policy any other compensation recoupment policy of the Company as adopted from time to time.

FEDERAL INCOME TAX CONSEQUENCES

The U.S. federal income tax discussion set forth below is intended for general information only and does not purport to be a complete analysis of all of the potential tax effects of the 2019 Plan. It is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. State, local and foreign tax consequences are not discussed, and may vary from jurisdiction to jurisdiction.

NONQUALIFIED STOCK OPTIONS. There will be no federal income tax consequences to the optionee or to the Company upon the grant of a nonqualified stock option under the 2019 Plan. When the optionee exercises a nonqualified option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the stock received upon exercise of the option at the time of exercise over the exercise price, and the Company will be allowed a corresponding federal income tax deduction. Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

INCENTIVE STOCK OPTIONS. There will be no federal income tax consequences to the optionee or to the Company upon the grant of an incentive stock option. If the optionee holds the option shares for the required holding period of at least two years after the date the option was granted and one year after exercise, then the amount equal to the excess of the amount realized upon sale or disposition of the option shares over the exercise price will be long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and the Company will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee's alternative minimum taxable income.

STOCK APPRECIATION RIGHTS. A participant receiving a stock appreciation right under the 2019 Plan will not recognize income, and the Company will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the stock appreciation right, the amount of cash and the fair market value of any shares of stock received will be ordinary income to the participant and the Company will be allowed as a corresponding federal income tax deduction at that time.

RESTRICTED STOCK. Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, a participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock award is granted, provided that the award is nontransferable and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the stock as of that date (less any amount he or she paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). If the participant files an election under Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Code Section 83(b) election.

RESTRICTED STOCK UNITS. A participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock unit award is granted. Upon receipt of shares of stock (or the equivalent value in cash or other property) in settlement of a restricted stock unit award, a participant will recognize ordinary income equal to the fair market value of the stock or other property as of that date (less any amount he or she paid for the stock or property), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m).

PERFORMANCE AWARDS. A participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a performance award is granted (for example, when the performance goals are established). Upon receipt of cash, stock or other property in settlement of a performance award, the participant will recognize ordinary income equal to the cash, stock or other property received, and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m).

CODE SECTION 409A. The 2019 Plan permits the grant of various types of incentive awards, which may or may not be exempt from Code Section 409A. If an award is subject to Section 409A, and if the requirements of Section 409A are not met, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. Restricted stock awards, stock options and stock appreciation rights granted under the 2019 Plan, are designed to be exempt from the application of Code Section 409A. Restricted stock units and performance awards granted under the 2019 Plan would be subject to Section 409A unless they are designed to satisfy the short-term deferral exemption from such law.

TAX WITHHOLDING. The Company has the right to deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including employment taxes) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the 2019 Plan.

NEW PLAN BENEFITS

Grants and awards under the 2019 Plan, which may be made to company executive officers, directors and other employees, are not presently determinable. If the stockholders approve the 2019 Plan, such grants and awards will be made at the discretion of the Committee.

> **The Board of Directors recommends a vote "FOR" Proposal No. 4, to approve our 2019 Long Term Incentive Plan.**

STOCKHOLDER PROPOSALS FOR THE COMPANY'S 2020 ANNUAL MEETING

Stockholders who intend to present proposals at the 2020 Annual Meeting of Stockholders, or the "2020 Annual Meeting," and who wish to have such proposals included in the proxy statement for such meeting, must submit such proposals in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to the Corporate Secretary, CommScope Holding Company, Inc., 1100 CommScope Place, SE, Hickory, North Carolina 28602, and such notice must be received no later than January 1, 2020. Such proposals must meet the requirements set forth in the rules and regulations of the Commission, as well as the informational requirements and the other requirements related to stockholder proposals set forth in the Company's Bylaws, in order to be eligible for inclusion in the Company's proxy statement for its 2020 Annual Meeting.

Stockholders who wish to nominate directors or introduce an item of business at an annual meeting, without including such matters in the Company's proxy statement, must comply with the informational requirements and the other requirements set forth in the Company's Bylaws. Nominations or an item of business to be introduced at the 2020 Annual Meeting must be submitted in writing and received by the Company no earlier than February 22, 2020 and no later than March 23, 2020 (i.e., no more than 120 days and no less than 90 days prior to June 21, 2020, the first anniversary of the Annual Meeting). A copy of the Company's Bylaws, which sets forth the informational requirements and other requirements, can be obtained from the Corporate Secretary of the Company.

AVAILABLE INFORMATION

Our website (www.commscope.com) contains our Code of Conduct that applies to all of our directors, executive officers and senior financial and accounting officers, our Code of Ethics and Business Conduct that applies to all of our employees (including any subsequent amendments thereto or waivers therefrom), our Corporate Governance Guidelines and the charters of our Nominating and Corporate Governance, Audit and Compensation Committees, each of which can be downloaded free of charge.

Printed copies of our Code of Conduct, Code of Ethics and Business Conduct, Corporate Governance Guidelines and charters of our Nominating and Corporate Governance, Audit and Compensation Committees and any of our reports on Form 10-K, Form 10-Q and Form 8-K and all amendments to those reports, can also be obtained free of charge (other than a reasonable duplicating charge for exhibits to our reports on Form 10-K, Form 10-Q and Form 8-K) by any stockholder who requests them from our Investor Relations Department:

Investor Relations
CommScope Holding Company, Inc.
1100 CommScope Place, SE
Hickory, North Carolina 28602
U.S.A.
Phone: (828) 324-2200
E-mail: investor.relations@commscope.com

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement is incorporated by reference into any other filings by CommScope under the Securities Act or the Exchange Act, the sections of this Proxy Statement entitled "Audit Committee Report" and "Compensation Committee Report" do not constitute soliciting material and should not be deemed filed with the Commission or incorporated by reference into any other filing under the Securities Act or the Exchange Act except to the extent that we specifically incorporate them by reference into such filing.

The information on our website, www.commscope.com, is not, and should not be deemed to be, a part of this Proxy Statement, or incorporated into any other filings we make with the Commission.

APPENDIX A – RECONCILIATION OF GAAP FINANCIAL MEASURES TO NON-GAAP FINANCIAL MEASURES

CommScope management believes that presenting operating income, net income, diluted EPS and cash flow information excluding certain special items provides meaningful information to investors in understanding operating results and may enhance investors' ability to analyze financial and business trends, when considered together with the GAAP financial measures. In addition, CommScope management believes that these non-GAAP financial measures allow investors to compare period to period more easily by excluding items that could have a disproportionately negative or positive impact on results in any particular period.

	Year Ended December 31,				
	2014	2015	2016	2017	2018
Reconciliation of Adjusted Operating Income					
Operating income, as reported	**$566.4**	**$169.6**	**$567.6**	**$472.0**	**$450.0**
Adjustments:					
Amortization of purchased intangible assets	178.3	220.6	297.2	271.0	264.6
Restructuring costs, net	19.3	29.5	42.9	43.8	44.0
Equity-based compensation	21.1	28.7	35.0	41.9	44.9
Asset impairments	12.1	90.8	38.6	-	15.0
Purchase accounting adjustments[1]	(11.9)	81.7	0.6	-	-
Integration and transaction costs[2]	12.1	96.9	62.3	48.0	19.5
Total adjustments to operating income	231.0	548.2	476.6	404.7	388.0
Non-GAAP adjusted operating income	**$797.4**	**$717.8**	**$1,044.2**	**$876.7**	**$838.0**
Reconciliation of Adjusted Net Income					
Income (loss) before income taxes, as reported	$317.1	$(62.0)	$272.6	$209.7	$170.7
Income tax expense, as reported	(80.3)	(8.9)	(49.7)	(16.0)	(30.5)
Net income (loss), as reported	**$236.8**	**$(70.9)**	**$222.8**	**$193.8**	**$140.2**
Adjustments:					
Total pretax adjustments to operating income	231.0	548.2	476.6	404.7	388.0
Pretax amortization of deferred financing costs and OID[3]	32.4	22.3	21.4	25.4	17.3
Pretax acquisition related interest[3]	-	29.2	-	-	-
Pretax pension and postretirement benefit plan terminations[4]	-	-	-	-	25.0
Pretax foreign currency loss on entity liquidation[4]	-	-	-	-	14.0
Pretax loss on debt transactions[4]	93.9	-	17.8	16.0	-
Pretax net investment gains[4]	(12.3)	(2.7)	(0.5)	(9.0)	-
Tax effects of adjustments and other tax items[5]	(155.1)	(164.4)	(218.9)	(210.5)	(142.0)
Non-GAAP adjusted net income	**$426.7**	**$361.7**	**$519.2**	**$420.4**	**$442.5**
Diluted EPS, as reported	**$1.24**	**$(0.37)**	**$1.13**	**$0.98**	**$0.72**
Non-GAAP diluted EPS[6]	**$2.23**	**$1.86**	**$2.64**	**$2.14**	**$2.27**
Reconciliation of Adjusted Free Cash Flow					
Cash flow generated by operating activities, as reported[7]	**$394.7**	**$327.1**	**$640.2**	**$586.3**	**$494.1**
Less: Additions to property, plant and equipment	(36.9)	(56.5)	(68.3)	(68.7)	(82.3)
Adjustments:					
Capital spending for BNS acquisition integration	-	12.7	6.1	-	-
Cash paid for integration and transaction costs	-	96.1	64.8	50.6	-
Non-GAAP adjusted free cash flow[7]	**$357.8**	**$379.4**	**$642.8**	**$568.2**	**$411.8**

(1)   Reflects non-cash charges resulting from purchase accounting adjustments, including adjustments to the estimated fair value of contingent consideration payable.
(2)   Reflects integration costs primarily related to the acquisition of the BNS business, transaction costs related to potential and consummated acquisitions and costs related to secondary stock offerings.
(3)   Included in interest expense.

(4)   Included in other expense, net.

(5)   The tax rates applied to adjustments reflect the tax expense or benefit based on the tax jurisdiction of the entity generating the adjustment. There are certain items for which we expect little or no tax effect. Given the complexities of the U.S. tax legislation enacted in late 2017, we applied a non-GAAP effective tax rate of 35% for the fourth quarter 2017, consistent with the adjusted rate in prior quarters of 2017. Adjustments for 2016 reflect the exclusion of a decrease in a valuation allowance while 2015 adjustments reflect the exclusion of an increase in a valuation allowance.

(6)   Diluted shares used in the calculation of non-GAAP adjusted diluted EPS for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 are 195.3 million, 196.8 million, 196.5 million, 194.2 million and 191.5 million, respectively.

(7)   2016 excess tax benefits on equity-based compensation have been reclassified in the cash flow statement as an operating activity rather than a financing activity in accordance with ASU No. 2016-09, *Improvements to Employee Share-Based Payment Accounting*. In addition, 2014 and 2016 debt redemption premiums paid have been reclassified in the cash flow statement as a financing activity in accordance with ASU No. 2016-15, *Cash Flow Classification of Certain Cash Receipts and Cash Payments*.

Note: Components may not sum to total due to rounding.

APPENDIX B

COMMSCOPE HOLDING COMPANY, INC.
2019 LONG-TERM INCENTIVE PLAN

COMMSCOPE HOLDING COMPANY, INC.
2019 LONG-TERM INCENTIVE PLAN

ARTICLE 1
PURPOSE

1.1.   GENERAL. The purpose of the CommScope Holding Company, Inc. 2019 Long-Term Incentive Plan (the "Plan") is to promote the success, and enhance the value, of CommScope Holding Company, Inc. (the "Company"), by linking the personal interests of employees, officers, directors and consultants of the Company or any Affiliate (as defined below) to those of Company stockholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of employees, officers, directors and consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent. Accordingly, the Plan permits the grant of incentive awards from time to time to selected employees, officers, directors and consultants of the Company and its Affiliates.

ARTICLE 2
DEFINITIONS

2.1.   DEFINITIONS. When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase shall generally be given the meaning ascribed to it in this Section or in Section 1.1 unless a clearly different meaning is required by the context. The following words and phrases shall have the following meanings:

(a)   "Affiliate" means (i) any Subsidiary or Parent, or (ii) an entity that directly or through one or more intermediaries controls, is controlled by or is under common control with, the Company, as determined by the Committee.

(b)   "Award" means an award of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Deferred Stock Units, Performance Awards, Other Stock-Based Awards, or any other right or interest relating to Stock or cash, granted to a Participant under the Plan.

(c)   "Award Certificate" means a written document, in such form as the Committee prescribes from time to time, setting forth the terms and conditions of an Award. Award Certificates may be in the form of individual award agreements or certificates or a program document describing the terms and provisions of an Award or series of Awards under the Plan. The Committee may provide for the use of electronic, internet or other non-paper Award Certificates, and the use of electronic, internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant.

(d)   "Beneficial Owner" shall have the meaning given such term in Rule 13d-3 of the General Rules and Regulations under the 1934 Act.

(e)   "Board" means the Board of Directors of the Company.

(f)   "Cause" as a reason for a Participant's termination of employment shall have the meaning assigned such term in the employment, consulting, severance or similar agreement, if any, between such Participant and the Company or an Affiliate; provided, however, that if there is no such employment, consulting, severance or similar agreement in which such term is defined, and unless otherwise defined in the applicable Award Certificate, "Cause" shall mean any of the following acts by the Participant, as determined by the Committee: (i) the commission of any act by the Participant constituting financial dishonesty against the Company or any of its Affiliates (which act would be chargeable as a crime under applicable law); (ii) the Participant's engaging in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment which would: (A) materially adversely affect the business or the reputation of the

Company or any of its Affiliates with their respective then-current or prospective customers, suppliers, lenders and/or other third parties with whom such entity does or might do business; or (B) expose the Company or any of its Affiliates to a risk of civil or criminal legal damages, liabilities or penalties; (iii) the willful and repeated failure by the Participant to follow the lawful directives of the Board or the Participant's supervisor; (iv) any material misconduct, material violation of the Company's written policies, or willful and deliberate non-performance of duty by the Participant in connection with the business affairs of the Company or any of its Affiliates; or (v) the Participant's material breach of any employment, severance, non-competition, non-solicitation, confidential information, or restrictive covenant agreement (including any Ownership of Work Product Acknowledgement), or similar agreement, with the Company or an Affiliate. The determination of the Committee as to the existence of "Cause" shall be conclusive on the Participant and the Company.

(g)   "Change in Control" means and includes the occurrence of any one of the following events:

(i)   during any consecutive 12-month period, individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of such Board, provided that any person becoming a director after the beginning of such 12-month period and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors ("Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board ("Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed an Incumbent Director; or

(ii)   any Person becomes a Beneficial Owner, directly or indirectly, of either (A) 35% or more of the then-outstanding shares of common stock of the Company ("Company Common Stock") or (B) securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of directors (the "Company Voting Securities"); provided, however, that for purposes of this subsection (ii), the following acquisitions of Company Common Stock or Company Voting Securities shall not constitute a Change in Control: (w) an acquisition directly from the Company, (x) an acquisition by the Company or a Subsidiary, (y) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, or (z) an acquisition pursuant to a Non-Qualifying Transaction (as defined in subsection (iii) below); or

(iii)   the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or a Subsidiary (a "Reorganization"), or the sale or other disposition of all or substantially all of the Company's assets (a "Sale") or the acquisition of assets or stock of another corporation or other entity (an "Acquisition"), unless immediately following such Reorganization, Sale or Acquisition: (A) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the outstanding Company Common Stock and outstanding Company Voting Securities immediately prior to such Reorganization, Sale or Acquisition beneficially own, directly or indirectly, more than 35% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Reorganization, Sale or Acquisition (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets or stock either directly or through one or more subsidiaries, the "Surviving Entity") in substantially the same proportions as their ownership, immediately prior to such Reorganization, Sale or Acquisition, of the outstanding Company Common Stock and the outstanding Company Voting Securities, as the case may be, and (B) no person (other than (x) the Company or any Subsidiary, (y) the Surviving Entity or its ultimate parent entity, or (z) any employee benefit plan (or related trust) sponsored or maintained by any of the foregoing) is the Beneficial Owner, directly or indirectly, of 35% or more of the total common stock or 35% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Surviving Entity, and (C) at least a majority of the members of the board of directors of the Surviving Entity were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization, Sale or Acquisition (any Reorganization, Sale or Acquisition which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction"); or

(iv)   approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

(h)   "Code" means the Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

(i)   "Committee" means the committee of the Board described in Article 4.

(j)   "Company" means CommScope Holding Company, Inc., a Delaware corporation, or any successor corporation.

(k)   "Continuous Service" means the absence of any interruption or termination of service as an employee, officer, consultant or director of the Company or any Affiliate, as applicable; provided, however, that for purposes of an Incentive Stock Option "Continuous Service" means the absence of any interruption or termination of service as an employee of the Company or any Parent or Subsidiary, as applicable, pursuant to applicable tax regulations. Continuous Service shall not be considered interrupted in the following cases: (i) a Participant transfers employment between the Company and an Affiliate or between Affiliates, or (ii) in the discretion of the Committee as specified at or prior to such occurrence, in the case of a spin-off, sale or disposition of the Participant's employer from the Company or any Affiliate, or (iii) a Participant transfers from being an employee of the Company or an Affiliate to being a director of the Company or of an Affiliate, or vice versa, or (iv) in the discretion of the Committee, a Participant transfers from being an employee of the Company or an Affiliate to being a consultant to the Company or of an Affiliate, or vice versa, or (v) any leave of absence authorized in writing by the Company prior to its commencement; provided, however, that for purposes of Incentive Stock Options, no such leave may exceed 90 days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the 91st day of such leave any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Whether military, government or other service or other leave of absence shall constitute a termination of Continuous Service shall be determined in each case by the Committee at its discretion, and any determination by the Committee shall be final and conclusive; provided, however, that for purposes of any Award that is subject to Code Section 409A, the determination of a leave of absence must comply with the requirements of a "bona fide leave of absence" as provided in Treas. Reg. **Section 1.409A-1(h)**.

(l)   "Deferred Stock Unit" means a right granted to a Participant under Article 9 to receive Shares (or the equivalent value in cash or other property if the Committee so provides) at a future time as determined by the Committee, or as determined by the Participant within guidelines established by the Committee in the case of voluntary deferral elections.

(m)   "Disability" of a Participant means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. If the determination of Disability relates to an Incentive Stock Option, Disability means Permanent and Total Disability as defined in Section 22(e)(3) of the Code. In the event of a dispute, the determination of whether a Participant is Disabled will be made by the Committee and may be supported by the advice of a physician competent in the area to which such Disability relates.

(n)   "Dividend Equivalent" means a right granted with respect to an Award pursuant to Article 11.

(o)   "Effective Date" has the meaning assigned such term in Section 3.1.

(p)   "Eligible Participant" means an employee, officer, consultant or director of the Company or any Affiliate.

(q)   "Exchange" means any national securities exchange on which the Stock may from time to time be listed or traded.

(r)   "Fair Market Value," on any date, means (i) if the Stock is listed on an Exchange, the closing sales price on the principal such Exchange on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, or (ii) if the Stock is not listed on an Exchange, the mean between the bid and offered prices as quoted by the applicable interdealer quotation system for such date, provided that if the Stock is not quoted on an interdealer quotation system or it is determined that the fair market value is not properly reflected by such quotations, Fair Market Value will be determined by such other method as the Committee determines in good faith to be reasonable and in compliance with Code Section 409A.

(s)   "Full-Value Award" means an Award other than in the form of an Option or SAR, and which is settled by the issuance of Stock (or at the discretion of the Committee, settled in cash valued by reference to Stock value).

(t)   "Good Reason" (or a similar term denoting constructive termination) has the meaning, if any, assigned such term in the employment, consulting, severance or similar agreement, if any, between a Participant and the Company or an Affiliate; provided, however, that if there is no such employment, consulting, severance or similar agreement in which such term is defined, "Good Reason" shall have the meaning, if any, given such term in the applicable Award Certificate. If not defined in either such document, the term "Good Reason" as used herein shall not apply to a particular Award.

(u)   "Grant Date" of an Award means the first date on which all necessary corporate action has been taken to approve the grant of the Award as provided in the Plan, or such later date as is determined and specified as part of that authorization process. Notice of the grant shall be provided to the grantee within a reasonable time after the Grant Date.

(v)   "Incentive Stock Option" means an Option that is intended to be an incentive stock option and meets the requirements of Section 422 of the Code or any successor provision thereto.

(w)   "Independent Directors" means those members of the Board who qualify at any given time as an "independent" director under the applicable rules of each Exchange on which the Shares are listed, and as a "non-employee" director under Rule 16b-3 of the 1934 Act.

(x)   "Non-Employee Director" means a director of the Company who is not a common law employee of the Company or an Affiliate.

(y)   "Nonstatutory Stock Option" means an Option that is not an Incentive Stock Option.

(z)   "Option" means a right granted to a Participant under Article 7 of the Plan to purchase Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Nonstatutory Stock Option.

(aa)   "Other Stock-Based Award" means a right, granted to a Participant under Article 12 that relates to or is valued by reference to Stock or other Awards relating to Stock.

(bb)   "Parent" means a corporation, limited liability company, partnership or other entity which owns or beneficially owns a majority of the outstanding voting stock or voting power of the Company. Notwithstanding the above, with respect to an Incentive Stock Option, Parent shall have the meaning set forth in Section 424(e) of the Code.

(cc)   "Participant" means an Eligible Participant who has been granted an Award under the Plan; provided that in the case of the death of a Participant, the term "Participant" refers to a beneficiary designated pursuant to Section 13.4 or the legal guardian or other legal representative acting in a fiduciary capacity on behalf of the Participant under applicable state law and court supervision.

(dd)   "Performance Award" means any award granted under the Plan pursuant to Article 10.

(ee)   "Person" means any individual, entity or group, within the meaning of Section 3(a)(9) of the 1934 Act and as used in Section 13(d)(3) or 14(d)(2) of the 1934 Act.

(ff)   "Plan" means the CommScope Holding Company, Inc. 2019 Long-Term Incentive Plan, as amended from time to time.

(gg)   "Prior Plans" means the CommScope Holding Company, Inc. Amended and Restated 2013 Long-Term Incentive Plan and the ARRIS International plc 2016 Stock Incentive Plan.

(hh)   "Restricted Stock" means Stock granted to a Participant under Article 9 that is subject to certain restrictions and to risk of forfeiture.

(ii)   "Restricted Stock Unit" means the right granted to a Participant under Article 9 to receive shares of Stock (or the equivalent value in cash or other property if the Committee so provides) in the future, which right is subject to certain restrictions and to risk of forfeiture.

(jj)   "Shares" means shares of the Company's Stock. If there has been an adjustment or substitution with respect to the Shares (whether or not pursuant to Article 14), the term "Shares" shall also include any shares of stock or other securities that are substituted for Shares or into which Shares are adjusted.

(kk)   "Specified Employee" has the meaning given such term in Code Section 409A and the final regulations thereunder.

(ll)   "Stock" means the $0.01 par value common stock of the Company and such other securities of the Company as may be substituted for Stock pursuant to Article 15.

(mm)   "Stock Appreciation Right" or "SAR" means a right granted to a Participant under Article 8 to receive a payment equal to the difference between the Fair Market Value of a Share as of the date of exercise of the SAR over the base price of the SAR, all as determined pursuant to Article 8.

(nn)   "Subsidiary" means any corporation, limited liability company, partnership or other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company. Notwithstanding the above, with respect to an Incentive Stock Option, Subsidiary shall have the meaning set forth in Section 424(f) of the Code.

(oo)   "1933 Act" means the Securities Act of 1933, as amended from time to time.

(pp)   "1934 Act" means the Securities Exchange Act of 1934, as amended from time to time.

ARTICLE 3
EFFECTIVE TERM OF PLAN

3.1.   EFFECTIVE DATE. The Plan will become effective on the date that it is adopted by the Company's stockholders (the "Effective Date").

3.2.   TERM OF PLAN. Unless earlier terminated as provided herein, the Plan shall continue in effect until the tenth anniversary of the Effective Date or, if the stockholders approve an amendment to the Plan that increases the number of Shares subject to the Plan, the tenth anniversary of the date of such approval. The termination of the Plan on such date shall not affect the validity of any Award outstanding on the date of termination, which shall continue to be governed by the applicable terms and conditions of the Plan.

ARTICLE 4
ADMINISTRATION

4.1.   COMMITTEE. The Plan shall be administered by a Committee appointed by the Board (which Committee shall consist of at least two directors) or, at the discretion of the Board from time to time, the Plan may be administered by the Board. Any director appointed to serve on the Committee who is not an Independent Director shall abstain from participating in any decision to make or administer Awards that are made to Eligible Participants who at the time of consideration for such Award are persons subject to the short-swing profit rules of Section 16 of the 1934 Act. However, the mere fact that a Committee member shall fail to qualify as an Independent Director or shall fail to abstain from such action shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board. Unless and until changed by the Board, the Compensation Committee of the Board is designated as the Committee to administer the Plan. The Board may reserve to itself any or all of the authority and responsibility of the Committee under the Plan or may act as administrator of the Plan for any and all purposes. To the extent the Board has reserved any authority and responsibility or during any time that the Board is acting as administrator of the Plan, it shall have all the powers and protections of the Committee hereunder, and any reference herein to the

Committee (other than in this Section 4.1) shall include the Board. To the extent any action of the Board under the Plan conflicts with actions taken by the Committee, the actions of the Board shall control.

4.2. ACTION AND INTERPRETATIONS BY THE COMMITTEE. For purposes of administering the Plan, the Committee may from time to time adopt rules, regulations, guidelines and procedures for carrying out the provisions and purposes of the Plan and make such other determinations, not inconsistent with the Plan, as the Committee may deem appropriate. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent it deems necessary to carry out the intent of the Plan. The Committee's interpretation of the Plan, any Awards granted under the Plan, any Award Certificate and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties and shall be given the maximum deference permitted by applicable law. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Affiliate, the Company's or an Affiliate's independent certified public accountants, Company counsel or any executive compensation consultant or other professional retained by the Company or the Committee to assist in the administration of the Plan. No member of the Committee will be liable for any good faith determination, act or omission in connection with the Plan or any Award.

4.3. AUTHORITY OF COMMITTEE. Except as provided in Section 4.1 hereof, the Committee has the exclusive power, authority and discretion to:

(a) grant Awards;

(b) designate Participants;

(c) determine the type or types of Awards to be granted to each Participant;

(d) determine the number of Awards to be granted and the number of Shares or dollar amount to which an Award will relate;

(e) determine the terms and conditions of any Award granted under the Plan;

(f) prescribe the form of each Award Certificate, which need not be identical for each Participant;

(g) decide all other matters that must be determined in connection with an Award;

(h) establish, adopt or revise any rules, regulations, guidelines or procedures as it may deem necessary or advisable to administer the Plan;

(i) make all other decisions and determinations that may be required under the Plan or as the Committee deems necessary or advisable to administer the Plan;

(j) amend the Plan or any Award Certificate as provided herein; and

(k) adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of the United States or any non-U.S. jurisdictions in which the Company or any Affiliate may operate, in order to assure the viability of the benefits of Awards granted to participants located in the United States or such other jurisdictions and to further the objectives of the Plan.

Notwithstanding any of the foregoing, grants of Awards to Non-Employee Directors hereunder shall (i) be subject to the applicable award limits set forth in Sections 5.1 and 5.4 hereof, and (ii) be made only in accordance with the terms, conditions and parameters of a plan, program or policy for the compensation of Non-Employee Directors as in effect from time to time that is approved and administered by the Board or the Committee. The Committee may not make other discretionary grants hereunder to Non-Employee Directors.

4.4.　　DELEGATION.　The Committee may delegate to one or more of its members or to one or more officers of the Company or an Affiliate or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. In addition, the Committee may, by resolution, expressly delegate to one or more of its members or to one or more officers of the Company, the authority, within specified parameters as to the number and terms of Awards, to (i) designate officers and/or employees of the Company or any of its Affiliates to be recipients of Awards under the Plan, and (ii) to determine the number of such Awards to be received by any such Participants; provided, however, that such delegation of duties and responsibilities may not be made with respect to the grant of Awards to eligible participants who are subject to Section 16(a) of the 1934 Act at the Grant Date. The acts of such delegates shall be treated hereunder as acts of the Committee and such delegates shall report regularly to the Committee regarding the delegated duties and responsibilities and any Awards so granted.

4.5.　　INDEMNIFICATION.　Each person who is or shall have been a member of the Committee, or of the Board, or an officer of the Company to whom authority was delegated in accordance with this Article 4, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Amended and Restated Certificate of Incorporation, as amended from time to time, or Amended and Restated Bylaws, as amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

ARTICLE 5
SHARES SUBJECT TO THE PLAN

5.1.　　NUMBER OF SHARES.　Subject to adjustment as provided in Sections 5.2 and Section 14.1, the aggregate number of Shares reserved and available for issuance pursuant to Awards granted under the Plan shall be 8.0 million, plus a number of Shares (not to exceed 17.4 million) underlying awards outstanding as of the Effective Date under the Prior Plans that thereafter terminate or expire unexercised or are cancelled, forfeited or lapse for any reason. The maximum number of Shares that may be issued upon exercise of Incentive Stock Options granted under the Plan shall be 8.0 million. From and after the Effective Date, no further awards shall be granted under the Prior Plans and the Prior Plans shall remain in effect only so long as awards granted thereunder shall remain outstanding.

5.2.   SHARE COUNTING. Shares covered by an Award shall be subtracted from the Plan share reserve as of the Grant Date, but shall be added back to the Plan share reserve in accordance with this Section 5.2.

(a) To the extent that all or a portion of an Award is canceled, terminates, expires, is forfeited or lapses for any reason, including by reason of failure to meet time-based and/or performance-based vesting requirements, any unissued or forfeited Shares originally subject to the Award will be added back to the Plan share reserve and again be available for issuance pursuant to Awards granted under the Plan.

(b) Shares subject to Awards settled in cash will be added back to the Plan share reserve and again be available for issuance pursuant to Awards granted under the Plan.

(c) The full number of Shares subject to an Option shall count against the number of Shares remaining available for issuance pursuant to Awards made under the Plan, even if the exercise price of an Option is satisfied through net-settlement or by delivering Shares to the Company (by either actual delivery or attestation).

(d) The full number of Shares subject to a SAR that is settled in Shares shall count against the number of Shares remaining available for issuance pursuant to Awards made under the Plan (rather than the net number of Shares actually delivered upon exercise).

(e) Shares withheld from an Award to satisfy tax withholding requirements shall count against the number of Shares remaining available for issuance pursuant to Awards granted under the Plan, and Shares delivered by a participant to satisfy tax withholding requirements shall not be added to the Plan share reserve.

(f) Shares repurchased by the Company on the open market with the proceeds of an Option exercise shall not be added to the Plan share reserve.

(g) Substitute Awards granted pursuant to Section 13.11 of the Plan shall not count against the Shares otherwise available for issuance under the Plan under Section 5.1.

(h) Subject to applicable Exchange requirements, shares available under a stockholder-approved plan of a company acquired by the Company (as appropriately adjusted to Shares to reflect the transaction) may be issued under the Plan pursuant to Awards granted to individuals who were not employees of the Company or its Affiliates immediately before such transaction and will not count against the maximum share limitation specified in Section 5.1.

5.3.   STOCK DISTRIBUTED. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

5.4.   LIMITATION ON AWARDS. Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Article 14):

(a)   Options. The maximum number of Options granted under the Plan in any calendar year to any one Participant shall be for 4,000,000 Shares.

(b)   SARs. The maximum number of Stock Appreciation Rights granted under the Plan in any calendar year to any one Participant shall be with respect to 4,000,000 Shares.

(c)   <u>Restricted Stock and Stock Units</u>. The maximum number of Shares of Restricted Stock, or Shares underlying Restricted Stock Units or Deferred Stock Units, other than Performance Awards, granted under the Plan in any calendar year to any one Participant (in the aggregate) shall be for 4,000,000 Shares.

(d)   <u>Performance Awards</u>. With respect to any one calendar year (i) the maximum amount that may be paid to any one Participant for Performance Awards payable in cash or property other than Shares shall be $10,000,000 and (ii) the maximum number of Shares that may be paid to any one Participant for Performance Awards payable in Stock shall be 4,000,000 Shares. For purposes of applying these limits in the case of multi-year performance periods, the amount of cash or property or number of Shares deemed paid with respect to any one calendar year is the total amount payable or Shares earned for the performance period divided by the number of calendar year periods in the performance period.

(d)   <u>Awards to Non-Employee Directors</u>. With respect to any one calendar year, the aggregate compensation that may be granted to any non-employee director, including all meeting fees, cash retainers and retainers granted in the form of Awards, shall not exceed $1,000,000, or $2,000,000 in the case of a non-employee Chairman of the Board or Lead Director. For purposes of such limit, the value of Awards will determined based on the aggregate Grant Date fair value of all awards issued to the director in such year (computed in accordance with applicable financial accounting rules).

ARTICLE 6
ELIGIBILITY

6.1.   <u>GENERAL</u>. Awards may be granted only to Eligible Participants. Incentive Stock Options may be granted only to Eligible Participants who are employees of the Company or a Parent or Subsidiary as defined in Section 424(e) and (f) of the Code. Eligible Participants who are service providers to an Affiliate may be granted Options or SARs under this Plan only if the Affiliate qualifies as an "eligible issuer of service recipient stock" within the meaning of Treas. Reg. Section 1.409A-1(b)(5)(iii)(E) of the final regulations under Code Section 409A.

ARTICLE 7
STOCK OPTIONS

7.1.   <u>GENERAL</u>. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)   <u>EXERCISE PRICE</u>. The exercise price per Share under an Option shall be determined by the Committee, provided that the exercise price for any Option (other than an Option issued as a substitute Award pursuant to Section 13.11) shall not be less than the Fair Market Value as of the Grant Date.

(b)   <u>PROHIBITION ON REPRICING</u>. Except as otherwise provided in Article 14, without the prior approval of stockholders of the Company: (i) the exercise price of an Option may not be reduced, directly or indirectly, (ii) an Option may not be cancelled or surrendered in exchange for Options, SARs or other Awards with an exercise or base price that is less than the exercise price of the original Option, (iii) an Option may not be cancelled or surrendered in exchange for other Awards if the current Fair Market Value of the Shares underlying the Option is lower than the exercise price per share of the Option, and (iv) an Option may not be cancelled or surrendered for value (in cash or otherwise) from a Participant if the current Fair Market Value of the Shares underlying the Option is lower than the exercise price per share of the Option.

     (c)   TIME AND CONDITIONS OF EXERCISE. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, subject to Section 13.6. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised or vested.

     (d)   PAYMENT. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, and the methods by which Shares shall be delivered or deemed to be delivered to Participants. As determined by the Committee at or after the Grant Date, payment of the exercise price of an Option may be made, in whole or in part, in the form of (i) cash or cash equivalents, (ii) delivery (by either actual delivery or attestation) of previously-acquired Shares based on the Fair Market Value of the Shares on the date the Option is exercised, (iii) withholding of Shares from the Option based on the Fair Market Value of the Shares on the date the Option is exercised, (iv) broker-assisted market sales, or (iv) any other "cashless exercise" arrangement.

     (e)   EXERCISE TERM. Except for Nonstatutory Options granted to Participants outside the United States, no Option granted under the Plan shall be exercisable for more than ten years from the Grant Date.

     (f)   NO DEFERRAL FEATURE. No Option shall provide for any feature for the deferral of compensation other than the deferral of recognition of income until the exercise or disposition of the Option.

     (g)   NO DIVIDEND EQUIVALENTS. No Option shall provide for Dividend Equivalents.

7.2.   INCENTIVE STOCK OPTIONS. The terms of any Incentive Stock Options granted under the Plan must comply with the requirements of Section 422 of the Code. Without limiting the foregoing, any Incentive Stock Option granted to a Participant who at the Grant Date owns more than 10% of the voting power of all classes of shares of the Company must have an exercise price per Share of not less than 110% of the Fair Market Value per Share on the Grant Date and an Option term of not more than five years. If all of the requirements of Section 422 of the Code (including the above) are not met, the Option shall automatically become a Nonstatutory Stock Option.

ARTICLE 8
STOCK APPRECIATION RIGHTS

8.1.   GRANT OF STOCK APPRECIATION RIGHTS. The Committee is authorized to grant Stock Appreciation Rights to Participants on the following terms and conditions:

     (a)   RIGHT TO PAYMENT. Upon the exercise of a SAR, the Participant has the right to receive, for each Share with respect to which the SAR is being exercised, the excess, if any, of:

     (1)   The Fair Market Value of one Share on the date of exercise; over

     (2)   The base price of the SAR as determined by the Committee and set forth in the Award Certificate, which shall not be less than the Fair Market Value of one Share on the Grant Date.

(b)　　PROHIBITION ON REPRICING. Except as otherwise provided in Article 14, without the prior approval of stockholders of the Company: (i) the base price of a SAR may not be reduced, directly or indirectly, (ii) a SAR may not be cancelled or surrendered in exchange for Options, SARs or other Awards with an exercise or base price that is less than the base price of the original SAR, (iii) a SAR may not be cancelled or surrendered in exchange for other Awards if the current Fair Market Value of the Shares underlying the SAR is lower than the base price per share of the SAR, and (iv) a SAR may not be cancelled or surrendered for value (in cash or otherwise) from a Participant if the current Fair Market Value of the Shares underlying the SAR is lower than the base price per share of the SAR.

(c)　　TIME AND CONDITIONS OF EXERCISE. The Committee shall determine the time or times at which a SAR may be exercised in whole or in part, subject to Section 13.6. Except for SARs granted to Participants outside the United States, no SAR shall be exercisable for more than ten years from the Grant Date.

(d)　　NO DEFERRAL FEATURE. No SAR shall provide for any feature for the deferral of compensation other than the deferral of recognition of income until the exercise or disposition of the SAR.

(e)　　NO DIVIDEND EQUIVALENTS. No SAR shall provide for Dividend Equivalents.

ARTICLE 9
RESTRICTED STOCK AND STOCK UNITS

9.1.　　GRANT OF RESTRICTED STOCK AND STOCK UNITS. The Committee is authorized to make Awards of Restricted Stock, Restricted Stock Units or Deferred Stock Units to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee. An Award of Restricted Stock, Restricted Stock Units or Deferred Stock Units shall be evidenced by an Award Certificate setting forth the terms, conditions, and restrictions applicable to the Award.

9.2.　　ISSUANCE AND RESTRICTIONS. Restricted Stock, Restricted Stock Units or Deferred Stock Units shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, for example, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Committee determines at the time of the grant of the Award or thereafter, subject to Section 13.6. Except as otherwise provided in an Award Certificate or any special Plan document governing an Award, a Participant shall have none of the rights of a stockholder with respect to Restricted Stock Units or Deferred Stock Units until such time as Shares of Stock are paid in settlement of such Awards.

9.3　　DIVIDENDS ON RESTRICTED STOCK. In the case of Restricted Stock, the Committee may provide that ordinary cash dividends declared on the Shares before they are vested (i) will be forfeited, (ii) will be deemed to have been reinvested in additional Shares or otherwise reinvested (subject to Share availability under Section 5.1 hereof) and subject to the same vesting provisions as provided for the host Award, or (iii) will be credited by the Company to an account for the Participant and accumulated without interest until the date on which the host Award becomes vested, and any dividends accrued with respect to forfeited Restricted Stock will be reconveyed to the Company without further consideration or any act or action by the Participant. In no event shall dividends be paid or distributed until the vesting restrictions of the underlying Award lapse.

9.4.   FORFEITURE. Subject to the terms of the Award Certificate and except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of Continuous Service during the applicable restriction period or upon failure to satisfy a performance goal during the applicable restriction period, Restricted Stock or Restricted Stock Units that are at that time subject to restrictions shall be forfeited.

9.5.   DELIVERY OF RESTRICTED STOCK. Shares of Restricted Stock shall be delivered to the Participant at the Grant Date either by book-entry registration or by delivering to the Participant, or a custodian or escrow agent (including, without limitation, the Company or one or more of its employees) designated by the Committee, a stock certificate or certificates registered in the name of the Participant. If physical certificates representing shares of Restricted Stock are registered in the name of the Participant, such certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

ARTICLE 10
PERFORMANCE AWARDS

10.1.   GRANT OF PERFORMANCE AWARDS. The Committee is authorized to grant any Award under this Plan, including cash-based Awards, with performance-based vesting criteria, on such terms and conditions as may be selected by the Committee. Any such Awards with performance-based vesting criteria are referred to herein as Performance Awards. The Committee shall have the complete discretion to determine the number of Performance Awards granted to each Participant and to designate the provisions of such Performance Awards as provided in Section 4.3. Any Dividend Equivalents granted with respect to a Performance Award shall be subject to Section 11.1.

10.2.   PERFORMANCE GOALS. The Committee may establish performance goals for Performance Awards which may be based on any criteria selected by the Committee. Such performance goals may be described in terms of Company-wide objectives or in terms of objectives that relate to the performance of the Participant, an Affiliate or a division, region, department or function within the Company or an Affiliate. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or an Affiliate conducts its business, or other events or circumstances render performance goals to be unsuitable, the Committee may modify such performance goals in whole or in part, as the Committee deems appropriate. If a Participant is promoted, demoted or transferred to a different business unit or function during a performance period, the Committee may determine that the performance goals or performance period are no longer appropriate and may (i) adjust, change or eliminate the performance goals or the applicable performance period as it deems appropriate to make such goals and period comparable to the initial goals and period, or (ii) make a cash payment to the participant in an amount determined by the Committee.

ARTICLE 11
DIVIDEND EQUIVALENTS

11.1.   GRANT OF DIVIDEND EQUIVALENTS. The Committee is authorized to grant Dividend Equivalents with respect to Full-Value Awards granted hereunder, subject to such terms and conditions as may be selected by the Committee. Dividend Equivalents shall entitle the Participant to receive payments equal to ordinary cash dividends with respect to all or a portion of the number of Shares subject to a Full-Value Award, as determined by the Committee. The Committee may provide that Dividend Equivalents (i) will be deemed to have been reinvested in additional Shares or otherwise reinvested (subject to Share availability under Section 5.1 hereof) and subject to the same vesting provisions as provided for the host Award, or (ii) will be credited by the Company to an account for the Participant and accumulated without interest until the date on which the host Award becomes vested, and, in either case, any Dividend Equivalents accrued with respect to forfeited Awards will be reconveyed to the Company without further consideration or any act or action by the Participant. In no event shall dividends be paid or distributed until the vesting restrictions of the underlying Award lapse.

ARTICLE 12
STOCK OR OTHER STOCK-BASED AWARDS

12.1.   GRANT OF STOCK OR OTHER STOCK-BASED AWARDS. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including without limitation (but subject to Section 13.6) Shares awarded purely as a "bonus" and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, and Awards valued by reference to book value per Share (or net asset value per Share) or the value of securities of or the performance of specified Parents or Subsidiaries. The Committee shall determine the terms and conditions of such Awards. Any Dividend Equivalents granted with respect to an Award under this Section 12.1 shall be subject to Section 11.1.

ARTICLE 13
PROVISIONS APPLICABLE TO AWARDS

13.1.   AWARD CERTIFICATES. Each Award shall be evidenced by an Award Certificate. Each Award Certificate shall include such provisions, not inconsistent with the Plan, as may be specified by the Committee.

13.2.   FORM OF PAYMENT FOR AWARDS. At the discretion of the Committee, payment of Awards may be made in cash, Stock, a combination of cash and Stock, or any other form of property as the Committee shall determine. In addition, payment of Awards may include such terms, conditions, restrictions and/or limitations, if any, as the Committee deems appropriate, including, in the case of Awards paid in the form of Stock, restrictions on transfer and forfeiture provisions. Further, payment of Awards may be made in the form of a lump sum, or in installments, as determined by the Committee.

13.3.   LIMITS ON TRANSFER. No right or interest of a Participant in any unexercised or restricted Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or an Affiliate, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or an Affiliate. No unexercised or restricted Award shall be assignable or transferable by a Participant other than by will or the laws of descent and distribution; provided, however, that the Committee may (but need not) permit other transfers (other than transfers for value) where the Committee concludes that such transferability (i) does not result in accelerated taxation, (ii) does not cause any Option intended to be an Incentive Stock Option to fail to be described in Code Section 422(b), and (iii) is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, state or federal tax or securities laws applicable to transferable Awards.

13.4.   BENEFICIARIES. Notwithstanding Section 13.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Certificate applicable to the Participant, except to the extent the Plan and Award Certificate otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, any payment due to the Participant shall be made to the Participant's estate. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant, in the manner provided by the Company, at any time provided the change or revocation is filed with the Company.

13.5.   STOCK TRADING RESTRICTIONS. All Stock issuable under the Plan is subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and regulations and the rules of any Exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate or issue instructions to the transfer agent to reference restrictions applicable to the Stock.

13.6   MINIMUM VESTING REQUIREMENTS. Notwithstanding any other provision of the Plan to the contrary, equity-based Awards granted under the Plan shall vest no earlier than the first anniversary of the date the Award is granted; provided, that the following Awards shall not be subject to the foregoing minimum vesting requirement: any (i) substitute Awards granted pursuant to Section 13.11, (ii) Shares delivered in lieu of fully-vested cash Awards, (iii) Awards to Non-Employee Directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is approximately one year after the immediately preceding year's annual meeting, and (iv) any additional Awards the Committee may grant, up to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to Section 5.1 (subject to adjustment under Section 14.1); and, provided, further, that the foregoing restriction does not apply to accelerated exercisability or vesting of any Award in cases of death, Disability or a Change in Control.

13.7.   ACCELERATION UPON DEATH OR DISABILITY. Except as otherwise provided in the Award Certificate or any special Plan document governing an Award, upon the termination of a person's Continuous Service by reason of death or Disability:

(i)   each of that Participant's outstanding Options and SARs, or the portions of such outstanding Options and SARs, as applicable, that are solely subject to time-based vesting requirements shall become vested and fully exercisable as of the date of termination;

(ii)   each of that Participant's other outstanding Awards, or the portions of such other outstanding Awards, as applicable, that are solely subject to time-based vesting restrictions shall become vested, and such restrictions shall lapse as of the date of termination; and

(iii)   each of that Participant's outstanding Options, SARs and other Awards, or the portions of such outstanding Options, SARs and other Awards, as applicable, that are solely subject to performance-vesting requirements or restrictions (the "Performance-Vesting Awards") shall be prorated by multiplying the number of shares or units underlying such Performance-Vesting Award by a fraction, the numerator of which is the number of days elapsed from the commencement of the applicable performance period through the date of termination, and the denominator of which is the number of days in such performance period (each a "Prorated Portion"). The Prorated Portion shall not expire on account of the Participant's termination and shall remain eligible to vest based upon actual performance over the applicable performance period, as provided in the Award Certificate or other special Plan document governing the Award. The remainder of each Performance-Vesting Award (the non-Prorated Portion) shall be forfeited and canceled as of the date of termination.

To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Options shall be deemed to be Nonstatutory Stock Options.

13.8.   EFFECT OF A CHANGE IN CONTROL. The provisions of this Section 13.8 shall apply in the case of a Change in Control, unless otherwise provided in the Award Certificate or any special Plan document or separate agreement with a Participant governing an Award.

(a)   Awards Assumed or Substituted by Surviving Entity. With respect to Awards assumed by the Surviving Entity or otherwise equitably converted or substituted in connection with a Change in Control: if within two years after the effective date of the Change in Control, a Participant's employment is terminated without Cause or the Participant resigns for Good Reason, then (i) all of that Participant's outstanding Options, SARs and other Awards in the nature of rights that may be exercised shall become fully exercisable, (ii) all time-based vesting restrictions on his or her outstanding Awards shall lapse, and (iii) the payout level under all of that Participant's performance-based Awards that were outstanding immediately prior to effective time of the Change in Control shall be determined and deemed to have been earned as of the date of termination based upon (A) an assumed achievement of all relevant performance goals at the "target" level if the date of termination occurs during the first half of the applicable performance period, or (B) the actual level of achievement of all relevant performance goals against target (measured as of the end of the calendar quarter immediately preceding the date of termination), if the date of termination occurs during the second half of the applicable performance period, and, in either such case, there shall be a prorata payout to such Participant within sixty (60) days following the date of termination of employment (unless a later date is required by Section 17.3 hereof), based upon the length of time within the performance period that has elapsed prior to the date of termination of employment. With regard to each Award, a Participant shall not be considered to have resigned for Good Reason unless either (i) the Award Certificate includes such provision or (ii) the Participant is party to an employment, severance or similar agreement with the Company or an Affiliate that includes provisions in which the Participant is permitted to resign for Good Reason. Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Certificate. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Options shall be deemed to be Nonstatutory Stock Options.

(b) Awards not Assumed or Substituted by Surviving Entity. Upon the occurrence of a Change in Control, and except with respect to any Awards assumed by the Surviving Entity or otherwise equitably converted or substituted in connection with the Change in Control in a manner approved by the Committee or the Board: (i) outstanding Options, SARs, and other Awards in the nature of rights that may be exercised shall become fully exercisable, (ii) time-based vesting restrictions on outstanding Awards shall lapse, and (iii) the target payout opportunities attainable under outstanding performance-based Awards shall be deemed to have been fully earned as of the effective date of the Change in Control based upon (A) an assumed achievement of all relevant performance goals at the "target" level if the Change in Control occurs during the first half of the applicable performance period, or (B) the actual level of achievement of all relevant performance goals against target measured as of the date of the Change in Control, if the Change in Control occurs during the second half of the applicable performance period, and, in either such case, subject to Section 16.3, there shall be a prorata payout to Participants within sixty (60) days following the Change in Control (unless a later date is required by Section 16.3 hereof), based upon the length of time within the performance period that has elapsed prior to the Change in Control. Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Certificate. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Options shall be deemed to be Nonstatutory Stock Options.

13.9. DISCRETION TO ACCELERATE AWARDS. Regardless of whether an event has occurred as described in Section 13.7 or 13.8 above, but subject to Section 13.6, the Committee may in its sole discretion at any time determine that all or a portion of a Participant's Options, SARs, and other Awards in the nature of rights that may be exercised shall become fully or partially exercisable, that all or a part of the time-based vesting restrictions on all or a portion of the outstanding Awards shall lapse, and/or that any performance-based criteria with respect to any Awards shall be deemed to be wholly or partially satisfied, in each case, as of such date as the Committee may, in its sole discretion, declare. The Committee may discriminate among Participants and among Awards granted to a Participant in exercising its discretion pursuant to this Section 13.9.

13.10. FORFEITURE EVENTS. Awards under the Plan shall be subject to any compensation recoupment policy that the Company may adopt from time to time that is applicable by its terms to the Participant. In addition, the Committee may specify in an Award Certificate that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, (i) termination of employment for cause, (ii) violation of material Company or Affiliate policies, (iii) breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant, (iv) other conduct by the Participant that is detrimental to the business or reputation of the Company or any Affiliate, or (v) a later determination that the vesting of, or amount realized from, a Performance Award was based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria, whether or not the Participant caused or contributed to such material inaccuracy. Nothing contained herein or in any Award Certificate prohibits the Participant from: (1) reporting possible violations of federal law or regulations, including any possible securities laws violations, to any governmental agency or entity; (2) making any other disclosures that are protected under the whistleblower provisions of federal law or regulations; or (3) otherwise fully participating in any federal whistleblower programs, including but not limited to any such programs managed by the U.S. Securities and Exchange.

13.11. SUBSTITUTE AWARDS. The Committee may grant Awards under the Plan in substitution for stock and stock-based awards held by employees of another entity who become employees of the Company or an Affiliate as a result of a merger or consolidation of the former employing entity with the Company or an Affiliate or the acquisition by the Company or an Affiliate of property or stock of the former employing corporation. The Committee may direct that the substitute awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

ARTICLE 14
CHANGES IN CAPITAL STRUCTURE

14.1.   MANDATORY ADJUSTMENTS. In the event of a nonreciprocal transaction between the Company and its stockholders that causes the per-share value of the Stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the authorization limits under Section 5.1 and Section 5.4 shall be adjusted proportionately, and the Committee shall make such adjustments to the Plan and Awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. Action by the Committee may include: (i) adjustment of the number and kind of shares that may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding Awards; (iii) adjustment of the exercise price of outstanding Awards or the measure to be used to determine the amount of the benefit payable on an Award; and (iv) any other adjustments that the Committee determines to be equitable. **Notwithstanding the foregoing, the Committee shall not make any adjustments to outstanding Options or SARs that would constitute a modification or substitution of the stock right under Treas. Reg. Section 1.409A-1(b)(5)(v) that would be treated as the grant of a new stock right or change in the form of payment for purposes of Code Section 409A.** Without limiting the foregoing, in the event of a subdivision of the outstanding Stock (stock-split), a declaration of a dividend payable in Shares, or a combination or consolidation of the outstanding Stock into a lesser number of Shares, the authorization limits under Section 5.1 and Section 5.4 shall automatically be adjusted proportionately, and the Shares then subject to each Award shall automatically, without the necessity for any additional action by the Committee, be adjusted proportionately without any change in the aggregate purchase price therefor.

14.2   DISCRETIONARY ADJUSTMENTS. Upon the occurrence or in anticipation of any corporate event or transaction involving the Company (including, without limitation, any merger, reorganization, recapitalization, combination or exchange of shares, or any transaction described in Section 14.1), the Committee may, in its sole discretion, provide (i) that Awards will be settled in cash rather than Stock, (ii) that Awards will become immediately vested and non-forfeitable and exercisable (in whole or in part) and will expire after a designated period of time to the extent not then exercised, (iii) that Awards will be assumed by another party to a transaction or otherwise be equitably converted or substituted in connection with such transaction, (iv) that outstanding Awards may be settled by payment in cash or cash equivalents equal to the excess of the fair market value of the underlying Stock, as of a specified date associated with the transaction (or the per-shares transaction price), over the exercise or base price of the Award, (v) that performance targets and performance periods for Performance Awards will be modified, or (vi) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.

14.3   GENERAL. Any discretionary adjustments made pursuant to this Article 14 shall be subject to the provisions of Section 14.2. To the extent that any adjustments made pursuant to this Article 14 cause Incentive Stock Options to cease to qualify as Incentive Stock Options, such Options shall be deemed to be Nonstatutory Stock Options.

ARTICLE 15
AMENDMENT, MODIFICATION AND TERMINATION

15.1.   AMENDMENT, MODIFICATION AND TERMINATION. The Board or the Committee may, at any time and from time to time, amend, modify or terminate the Plan without stockholder approval; provided, however, that if an amendment to the Plan would, in the reasonable opinion of the Board or the Committee, either (i) materially increase the number of Shares available under the Plan (other than pursuant to Article 14), (ii) expand the types of awards under the Plan, (iii) materially expand the class of participants eligible to participate in the Plan, (iv) materially extend the term of the Plan, or (v) otherwise constitute a material change requiring stockholder approval under applicable laws, policies or regulations or the applicable listing or other requirements of an Exchange, then such amendment shall be subject to stockholder approval; and provided, further, that the Board or Committee may condition any other amendment or modification on the approval of stockholders of the Company for any reason, including by reason of such approval being necessary or deemed advisable (i) to comply with the listing or other requirements of an Exchange, or (ii) to satisfy any other tax, securities or other applicable laws, policies or regulations. Except as otherwise provided in Section 14.1, without the prior approval of the stockholders of the Company, the Plan may not be amended to permit: (i) the exercise price or base price of an Option or SAR to be reduced, directly or indirectly, (ii) an Option or SAR to be cancelled in exchange for cash, other Awards, or Options or SARs with an exercise or base price that is less than the exercise price or base price of the original Option or SAR, or otherwise, or (iii) the Company to repurchase an Option or SAR for value (in cash or otherwise) from a Participant if the current Fair Market Value of the Shares underlying the Option or SAR is lower than the exercise price or base price per share of the Option or SAR.

15.2.   AWARDS PREVIOUSLY GRANTED. At any time and from time to time, the Committee may amend, modify or terminate any outstanding Award without approval of the Participant; provided, however:

(a) Subject to the terms of the applicable Award Certificate, such amendment, modification or termination shall not, without the Participant's consent, reduce or diminish the value of such Award determined as if the Award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination (with the per-share value of an Option or SAR for this purpose being calculated as the excess, if any, of the Fair Market Value as of the date of such amendment or termination over the exercise or base price of such Award);

(b) Except as otherwise provided in Article 14, without the prior approval of the stockholders of the Company: (i) the exercise price or base price of an Option or SAR may not be reduced, directly or indirectly, (ii) an Option or SAR may not be cancelled in exchange for Options, SARs or other Awards with an exercise or base price that is less than the exercise price or base price of the original Option or SAR, or otherwise, and (iii) the Company may not repurchase an Option or SAR for value (in cash or otherwise) from a Participant if the current Fair Market Value of the Shares underlying the Option or SAR is lower than the exercise price or base price per share of the Option or SAR; and

(c) No termination, amendment, or modification of the Plan shall adversely affect any Award previously granted under the Plan, without the written consent of the Participant affected thereby. An outstanding Award shall not be deemed to be "adversely affected" by a Plan amendment if such amendment would not reduce or diminish the value of such Award determined as if the Award had been exercised, vested, cashed in or otherwise settled on the date of such amendment (with the per-share value of an Option or SAR for this purpose being calculated as the excess, if any, of the Fair Market Value as of the date of such amendment over the exercise or base price of such Award).

15.3.   COMPLIANCE AMENDMENTS. Notwithstanding anything in the Plan or in any Award Certificate to the contrary, the Board may amend the Plan or an Award Certificate, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or Award Certificate to any present or future law relating to plans of this or similar nature (including, but not limited to, Section 409A of the Code), and to the administrative regulations and rulings promulgated thereunder. By accepting an Award under this Plan, a Participant agrees to any amendment made pursuant to this Section 15.3 to any Award granted under the Plan without further consideration or action.

ARTICLE 16
GENERAL PROVISIONS

16.1.   RIGHTS OF PARTICIPANTS.

(a)   No Participant or any Eligible Participant shall have any claim to be granted any Award under the Plan. Neither the Company, its Affiliates nor the Committee is obligated to treat Participants or Eligible Participants uniformly, and determinations made under the Plan may be made by the Committee selectively among Eligible Participants who receive, or are eligible to receive, Awards (whether or not such Eligible Participants are similarly situated).

(b)   Nothing in the Plan, any Award Certificate or any other document or statement made with respect to the Plan, shall interfere with or limit in any way the right of the Company or any Affiliate to terminate any Participant's employment or status as an officer, or any Participant's service as a director, at any time, nor confer upon any Participant any right to continue as an employee, officer, or director of the Company or any Affiliate, whether for the duration of a Participant's Award or otherwise.

(c)   Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company or any Affiliate and, accordingly, subject to Article 15, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company or any of its Affiliates.

(d)   No Award gives a Participant any of the rights of a stockholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

16.2.   WITHHOLDING. The Company or any Affiliate shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company or such Affiliate, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the Plan. The obligations of the Company under the Plan will be conditioned on such payment or arrangements, and the Company or such Affiliate will, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant. Unless otherwise determined by the Committee at the time the Award is granted or thereafter, any such withholding requirement may be satisfied, in whole or in part, by withholding from the Award Shares having a Fair Market Value on the date of withholding equal to the amount required to be withheld in accordance with applicable tax requirements, all in accordance with such procedures as the Committee approves (which procedures may permit withholding up to the maximum individual statutory rate in the applicable jurisdiction as may be permitted under then-current accounting principles to qualify for equity classification). All such elections shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

16.3. SPECIAL PROVISIONS RELATED TO SECTION 409A OF THE CODE.

(a) General. It is intended that the payments and benefits provided under the Plan and any Award shall either be exempt from the application of, or comply with, the requirements of Section 409A of the Code. The Plan and all Award Certificates shall be construed in a manner that effects such intent. Nevertheless, the tax treatment of the benefits provided under the Plan or any Award is not warranted or guaranteed. Neither the Company, its Affiliates nor their respective directors, officers, employees or advisers (other than in his or her capacity as a Participant) shall be held liable for any taxes, interest, penalties or other monetary amounts owed by any Participant or other taxpayer as a result of the Plan or any Award.

(b) Definitional Restrictions. Notwithstanding anything in the Plan or in any Award Certificate to the contrary, to the extent that any amount or benefit that would constitute non-exempt "deferred compensation" for purposes of Section 409A of the Code ("Non-Exempt Deferred Compensation") would otherwise be payable or distributable, or a different form of payment (e.g., lump sum or installment) of such Non-Exempt Deferred Compensation would be effected, under the Plan or any Award Certificate by reason of the occurrence of a Change in Control, or the Participant's Disability or separation from service, such Non-Exempt Deferred Compensation will not be payable or distributable to the Participant, and/or such different form of payment will not be effected, by reason of such circumstance unless the circumstances giving rise to such Change in Control, Disability or separation from service meet any description or definition of "change in control event", "disability" or "separation from service", as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not affect the dollar amount or prohibit the *vesting* of any Award upon a Change in Control, Disability or separation from service, however defined. If this provision prevents the payment or distribution of any amount or benefit, or the application of a different form of payment of any amount or benefit, such payment or distribution shall be made at the time and in the form that would have applied absent the non-409A-conforming event.

(c) Allocation among Possible Exemptions. If any one or more Awards granted under the Plan to a Participant could qualify for any separation pay exemption described in Treas. Reg. Section 1.409A-1(b)(9), but such Awards in the aggregate exceed the dollar limit permitted for the separation pay exemptions, the Company (acting through the CEO or the Committee, in the case of executive officers and directors, or the Head of Human Resources, in the case of Participants other than executive officers and directors) shall determine which Awards or portions thereof will be subject to such exemptions.

(d) Six-Month Delay in Certain Circumstances. Notwithstanding anything in the Plan or in any Award Certificate to the contrary, if any amount or benefit that would constitute Non-Exempt Deferred Compensation would otherwise be payable or distributable under this Plan or any Award Certificate by reason of a Participant's separation from service during a period in which the Participant is a Specified Employee, then, subject to any permissible acceleration of payment by the Committee under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes):

(i) the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following the Participant's separation from service will be accumulated through and paid or provided on the first day of the seventh month following the Participant's separation from service (or, if the Participant dies during such period, within 30 days after the Participant's death) (in either case, the "Required Delay Period"); and

(ii) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.

(e) Installment Payments. If, pursuant to an Award, a Participant is entitled to a series of installment payments, such Participant's right to the series of installment payments shall be treated as a right to a series of separate payments and not to a single payment. For purposes of the preceding sentence, the term "series of installment payments" has the meaning provided in Treas. Reg. Section 1.409A-2(b)(2)(iii) (or any successor thereto).

(f) Timing of Release of Claims. Whenever an Award conditions a payment or benefit on the Participant's execution and non-revocation of a release of claims, such release must be executed and all revocation periods shall have expired within 60 days after the date of termination of the Participant's employment; failing which such payment or benefit shall be forfeited. If such payment or benefit is exempt from Section 409A of the Code, the Company may elect to make or commence payment at any time during such 60-day period. If such payment or benefit constitutes Non-Exempt Deferred Compensation, then, subject to subsection (d) above, (i) if such 60-day period begins and ends in a single calendar year, the Company may make or commence payment at any time during such period at its discretion, and (ii) if such 60-day period begins in one calendar year and ends in the next calendar year, the payment shall be made or commence during the second such calendar year (or any later date specified for such payment under the applicable Award), even if such signing and non-revocation of the release occur during the first such calendar year included within such 60-day period. In other words, a Participant is not permitted to influence the calendar year of payment based on the timing of signing the release.

(g) Permitted Acceleration. The Company shall have the sole authority to make any accelerated distribution permissible under Treas. Reg. Section 1.409A-3(j)(4) to Participants of deferred amounts, provided that such distribution(s) meets the requirements of Treas. Reg. Section 1.409A-3(j)(4).

16.4. UNFUNDED STATUS OF AWARDS. The Plan is intended to be an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Certificate shall give the Participant any rights that are greater than those of a general creditor of the Company or any Affiliate. In its sole discretion, the Committee may authorize the creation of grantor trusts or other arrangements to meet the obligations created under the Plan to deliver Shares or payments in lieu of Shares or with respect to Awards. This Plan is not intended to be subject to ERISA.

16.5. RELATIONSHIP TO OTHER BENEFITS. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any Affiliate unless provided otherwise in such other plan. Nothing contained in the Plan will prevent the Company from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

16.6. EXPENSES. The expenses of administering the Plan shall be borne by the Company and its Affiliates.

16.7. TITLES AND HEADINGS. The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

16.8. GENDER AND NUMBER. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

16.9.   FRACTIONAL SHARES. No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down.

16.10.   GOVERNMENT AND OTHER REGULATIONS.

(a)   Notwithstanding any other provision of the Plan, no Participant who acquires Shares pursuant to the Plan may, during any period of time that such Participant is an affiliate of the Company (within the meaning of the rules and regulations of the Securities and Exchange Commission under the 1933 Act), sell such Shares, unless such offer and sale is made (i) pursuant to an effective registration statement under the 1933 Act, which is current and includes the Shares to be sold, or (ii) pursuant to an appropriate exemption from the registration requirement of the 1933 Act, such as that set forth in Rule 144 promulgated under the 1933 Act.

(b)   Notwithstanding any other provision of the Plan, if at any time the Committee shall determine that the registration, listing or qualification of the Shares covered by an Award upon any Exchange or under any foreign, federal, state or local law or practice, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Award or the purchase or receipt of Shares thereunder, no Shares may be purchased, delivered or received pursuant to such Award unless and until such registration, listing, qualification, consent or approval shall have been effected or obtained free of any condition not acceptable to the Committee. Any Participant receiving or purchasing Shares pursuant to an Award shall make such representations and agreements and furnish such information as the Committee may request to assure compliance with the foregoing or any other applicable legal requirements. The Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to the Committee's determination that all related requirements have been fulfilled. The Company shall in no event be obligated to register any securities pursuant to the 1933 Act or applicable state or foreign law or to take any other action in order to cause the issuance and delivery of such certificates to comply with any such law, regulation or requirement.

16.11.   GOVERNING LAW. To the extent not governed by federal law, the Plan and all Award Certificates shall be construed in accordance with and governed by the laws of the State of Delaware.

16.12.   SEVERABILITY. In the event that any provision of this Plan is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability will not be construed as rendering any other provisions contained herein as invalid or unenforceable, and all such other provisions will be given full force and effect to the same extent as though the invalid or unenforceable provision was not contained herein.

16.13.   NO LIMITATIONS ON RIGHTS OF COMPANY. The grant of any Award shall not in any way affect the right or power of the Company to make adjustments, reclassification or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets. The Plan shall not restrict the authority of the Company, for proper corporate purposes, to draft or assume awards, other than under the Plan, to or with respect to any person. If the Committee so directs, the Company may issue or transfer Shares to an Affiliate, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Affiliate will transfer such Shares to a Participant in accordance with the terms of an Award granted to such Participant and specified by the Committee pursuant to the provisions of the Plan.

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The foregoing is hereby acknowledged as being the CommScope Holding Company, Inc. 2019 Long-Term Incentive Plan, as adopted by the Board on May 8, 2019.

COMMSCOPE HOLDING COMPANY, INC.

By: /s/ Frank B. Wyatt, II

Its: Senior Vice President, Chief Legal Officer and
      Secretary

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COMMSCOPE®

1100 CommScope Place, SE
Hickory, NC 28602
+1 828.324.2200



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